Exhibit 99.1

US GAAP Financial Results for 2017 Fiscal Year

Table of Contents

Management’s Discussion and Analysis of Financial Condition and Results of Operations	3
Overview	5
Consolidated Operations	9
Quarterly Operating Results	15
Liquidity and Capital Resources	17
Commitments, Contingencies and Guarantees	20
Outstanding Share Data	21
Application of Critical Accounting Policies	22
Change In / Initial Adoption of Accounting Policies	25
Controls and Procedures	27
Trends / Business Outlook	28
Certain Factors That May Affect Future Results	31
Management’s Report on Financial Statements and Internal Control Over Financial Reporting	44
Consolidated Balance Sheets	51
Consolidated Statements of Operations	52
Consolidated Statements of Comprehensive Income (loss)	53
Consolidated Statements of Shareholders’ Equity	54
Consolidated Statements of Cash Flows	55
Notes to Consolidated Financial Statements	56
Corporate Information	90

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Our Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) contains references to Descartes using the words “we,” “us,” “our” and similar words and the reader is referred to using the words “you,” “your” and similar words.

This MD&A also refers to our fiscal years. Our fiscal year commences on February 1st of each year and ends on January 31st of the following year. Our current fiscal year, which ended on January 31, 2017, is referred to as the “current fiscal year,” “fiscal 2017,” “2017” or using similar words. Our previous fiscal year, which ended on January 31, 2016, is referred to as the “previous fiscal year,” “fiscal 2016,” “2016” or using similar words. Other fiscal years are referenced by the applicable year during which the fiscal year ends. For example, 2018 refers to the annual period ending January 31, 2018 and the “fourth quarter of 2018” refers to the quarter ending January 31, 2018.

This MD&A, which is prepared as of March 8, 2017, covers our year ended January 31, 2017, as compared to years ended January 31, 2016 and 2015. You should read the MD&A in conjunction with our audited consolidated financial statements for 2017. We prepare and file our consolidated financial statements and MD&A in United States (“US”) dollars and in accordance with US generally accepted accounting principles (“GAAP”). All dollar amounts we use in the MD&A are in US currency, unless we indicate otherwise.

We have prepared the MD&A with reference to the Form 51-102F1 MD&A disclosure requirements established under National Instrument 51-102 “Continuous Disclosure Obligations” (“NI 51-102”) of the Canadian Securities Administrators.

Additional information about us, including copies of our continuous disclosure materials such as our annual information form, is available on our website at http://www.descartes.com, through the EDGAR website at http://www.sec.gov or through the SEDAR website at http://www.sedar.com.

Certain statements made in this Annual Report to Shareholders, including, but not limited to, statements in the “Trends / Business Outlook” section and statements regarding our expectations concerning future revenues and earnings, including potential variances from period to period; our expectations regarding the cyclical nature of our business; mix of revenues between services revenues and license revenues and potential variances from period to period; our plans to focus on generating services revenues yet to continue to allow customers to elect to license technology in lieu of subscribing to services; our expected loss of revenues and customers; our baseline calibration; our ability to keep our operating expenses at a level below our baseline revenues; our future business plans and business planning process; allocation of purchase price for completed acquisitions; our expectations regarding future restructuring charges and cost-reduction activities; expenses, including amortization of intangible assets and stock-based compensation; goodwill impairment tests and the possibility of future impairment adjustments; capital expenditures; acquisition-related costs; our liability with respect to various claims and suits arising in the ordinary course; any commitments referred to in the “Commitments, Contingencies and Guarantees” section of this MD&A; our intention to actively explore future business combinations and other strategic transactions; our liability under indemnification obligations; our reinvestment of earnings of subsidiaries back into such subsidiaries; our dividend policy; the sufficiency of capital to meet working capital, capital expenditure, debt repayment requirements and our anticipated growth strategy; our ability to raise capital; our adoption of certain accounting standards and other matters related thereto constitute forward-looking information for the purposes of applicable securities laws (“forward-looking statements”). When used in this document, the words “believe,” “plan,” “expect,” “anticipate,” “intend,” “continue,” “may,” “will,” “should” or the negative of such terms and similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to risks and uncertainties and are based on assumptions that may cause future results to differ materially from those expected. The material assumptions made in making these forward-looking statements include the following: global shipment volumes continuing to increase at levels consistent with the average growth rates of the global economy; countries continuing to implement and enforce existing and additional customs and security regulations relating to the provision of electronic information for imports and exports; countries continuing to implement and enforce existing and additional trade restrictions and sanctioned party lists with respect to doing business with certain countries, organizations, entities and individuals; our continued operation of a secure and reliable business network; the stability of general economic and market conditions, currency exchange rates, and interest rates; equity and debt markets continuing to provide us with access to capital; our continued ability to identify and source attractive and executable business combination opportunities; our ability to develop solutions that keep pace with the continuing changes in technology, and our continued compliance with third party intellectual property rights. While management believes these assumptions to be reasonable under the circumstances, they may prove to be inaccurate. Such forward-looking statements also involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements of, or developments in our business or industry, to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements.  Such factors include, but are not limited to, the factors discussed under the heading “Certain Factors That May Affect Future Results” in this MD&A and in other documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada from time to time. If any of such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Except as required by applicable law, we do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions, assumptions or circumstances on which any such statements are based.

Overview

We use data, technology and networks to simplify complex business processes. We’re primarily focused on logistics and supply chain management business processes. Our solutions are predominantly cloud-based and are focused on improving the productivity, performance and security of logistics-intensive businesses. Customers use our modular, software-as-a-service (“SaaS”) solutions to route, schedule, track and measure delivery resources; plan, allocate and execute shipments; rate, audit and pay transportation invoices; access and leverage global trade and restricted party data; file customs and security documents for imports and exports; research and perform trade tariff and duty calculations and complete numerous other logistics processes by participating in a large, collaborative multi-modal logistics community. Our pricing model provides our customers with flexibility in purchasing our solutions either on a subscription, transactional or perpetual license basis. Our primary focus is on serving transportation providers (air, ocean and truck modes), logistics service providers (including third-party logistics providers, freight forwarders and customs brokers) and distribution-intensive companies for which delivery is either a key or a defining part of their own product or service offering, or for which our solutions provide an opportunity to reduce costs and improve service levels by optimizing the use of their assets.

The Market
Logistics is the management of the flow of resources between a point of origin and a point of destination – processes that move items (such as goods, people, information) from point A to point B. Supply chain management is broader than logistics and includes the sourcing, procurement, conversion and storage of resources for consumption by an enterprise. Logistics and supply chain management have been evolving over the past several years as companies are increasingly seeking automation and real-time control of their supply chain activities. We believe companies are looking for integrated solutions for managing inventory in transit, conveyance units, people and business documents.

We believe logistics-intensive organizations are seeking to reduce operating costs, differentiate themselves, improve margins, and better serve customers. Global trade and transportation processes are often manual and complex to manage. This is a consequence of the growing number of business partners participating in companies’ global supply chains and a lack of standardized business processes.

Additionally, global sourcing, logistics outsourcing, imposition of additional customs and regulatory requirements and the increased rate of change in day-to-day business requirements are adding to the overall complexities that companies face in planning and executing in their supply chains. Whether a shipment is delayed at the border, a customer changes an order or a breakdown occurs on the road, there are increasingly more issues that can significantly impact the execution of fulfillment schedules and associated costs.

These challenges are heightened for suppliers that have end-customers frequently demanding narrower order-to-fulfillment periods, lower prices and greater flexibility in scheduling and rescheduling deliveries. End customers also want real-time updates on delivery status, adding considerable burden to supply chain management as process efficiency is balanced with affordable service.

In this market, the movement and sharing of data between parties involved in the logistics process is equally important to the physical movement of goods. Manual, fragmented and distributed logistics solutions are often proving inadequate to address the needs of operators. Connecting manufacturers and suppliers to carriers on an individual, one-off basis is too costly, complex and risky for organizations dealing with many trading partners. Further, many of these solutions do not provide the flexibility required to efficiently accommodate varied processes for organizations to remain competitive. We believe this presents an opportunity for logistics technology providers to unite this highly fragmented community and help customers improve efficiencies in their operations.

As the market continues to change, we’ve been evolving to meet our customers’ needs. While the rate of adoption of newer logistics and supply chain management technologies is increasing, a large number of organizations still have manual business processes. We have been educating our prospects and customers on the value of connecting to trading partners through our Global

Logistics Network (“GLN”) and automating, as well as standardizing, multi-party business processes. We believe that our target customers are increasingly looking for a single source, neutral, network-based solution provider who can help them manage the end-to-end shipment process, which involves planning a shipment, booking transportation, tracking the shipment as it moves, managing regulatory compliance filings during the move and, finally, settling and auditing of transportation invoices.

Additionally, regulatory initiatives mandating electronic filing of shipment information with customs authorities require companies to automate aspects of their shipping processes to remain compliant and competitive. Our customs compliance technology helps shippers, transportation providers, freight forwarders and other logistics intermediaries to securely and electronically file shipment and tariff/duty information with customs authorities and self-audit their own efforts. Our technology also helps carriers and freight forwarders efficiently coordinate with customs brokers and agencies to expedite cross-border shipments. While many compliance initiatives started in the US, compliance has now become a global issue with significantly more international shipments crossing several borders on the way to their final destinations.

Solutions
Descartes’ Logistics Technology Platform unites a growing global community of logistics-focused parties, allowing them to transact business while leveraging a broad array of applications designed to help logistics-intensive businesses thrive. Descartes’ Logistics Technology Platform is the simple, elegant synthesis of a network, applications and a community.

The Logistics Technology Platform fuses our GLN, an extensive logistics network covering multiple transportation modes, with a broad array of modular, interoperable web and wireless logistics management solutions. Designed to help accelerate time-to-value and increase productivity and performance for businesses of all sizes, the Logistics Technology Platform leverages the GLN’s multimodal logistics community to enable companies to quickly and cost-effectively connect and collaborate.

Descartes’ GLN, the underlying foundation of the Logistics Technology Platform, manages the flow of data and documents that track and control inventory, assets and people in motion. Designed expressly for logistics operations, it is native to the particularities of different transportation modes and country borders. As a state-of-the-art messaging network with wireless capabilities, the GLN helps manage business processes in real-time and in-motion. Its capabilities go beyond logistics, supporting common commercial transactions, regulatory compliance documents, and customer specific needs.

The GLN extends its reach using interconnect agreements with other general and logistics-specific networks, to offer companies access to a wide array of trading partners. With the flexibility to connect and collaborate in unique ways, companies can effectively route or transform data to and from partners and deploy additional Descartes solutions on the GLN. The GLN allows “low tech” partners to act and respond with “high tech” capabilities and connect to the transient partners that exist in many logistics operations. This inherent adaptability creates opportunities to develop logistics business processes that can help customers differentiate themselves from their competitors.

Descartes’ Logistics Application Suite offers a wide array of modular, cloud-based, interoperable web and wireless logistics management applications. These solutions embody Descartes’ deep domain expertise, not merely “check box” functionality. These solutions deliver value for a broad range of logistics intensive organizations, whether they purchase transportation, run their own fleet, operate globally or locally, or work across air, ocean or ground transportation. Descartes’ comprehensive suite of solutions includes:
•	Routing, Mobile and Telematics;
•	Transportation Management and e-commerce enablement;
•	Customs & Regulatory Compliance;
•	Trade Data;
•	Global Logistics Network Services; and
•	Broker & Forwarder Enterprise Systems.

The Descartes applications forming part of the Logistics Technology Platform are modular and interoperable to allow organizations the flexibility to deploy them quickly within an existing portfolio of solutions. Implementation is streamlined because these solutions use web-native or wireless user interfaces and are pre-integrated with the GLN. With interoperable and multi-party solutions, Descartes’ solutions are designed to deliver functionality that can enhance a logistics operation’s performance and productivity both within the organization and across a complex network of partners.

Descartes’ GLN community members enjoy extended command of operations and accelerated time-to-value relative to many alternative logistics solutions. Given the inter-enterprise nature of logistics, quickly gaining access to partners is paramount. For this reason, Descartes has focused on growing a community that strategically attracts and retains relevant logistics parties. Upon joining the GLN community, many companies find that a number of their trading partners are already members with an existing connection to the GLN. This helps to minimize the time required to integrate Descartes’ logistics management applications and to begin realizing results. Descartes is committed to continuing to expand community membership. Companies that join the GLN community or extend their participation find a single place where their entire logistics network can exist regardless of the range of transportation modes, the number of trading partners or the variety of regulatory agencies.

Sales and Distribution
Our sales efforts are primarily directed towards two specific customer markets: (a) transportation companies and logistics service providers; and (b) manufacturers, retailers, distributors and mobile business service providers. Our sales staff is regionally based and trained to sell across our solutions to specific customer markets. In North America and Europe, we promote our products primarily through direct sales efforts aimed at existing and potential users of our products. In the Asia Pacific, Indian subcontinent, South America and African regions, we focus on making our channel partners successful. Channel partners for our other international operations include distributors, alliance partners and value-added resellers.

United by Design
Descartes’ ‘United By Design’ strategic alliance program is intended to ensure complementary hardware, software and network offerings are interoperable with Descartes’ solutions and work together seamlessly to solve multi-party business problems.

‘United By Design’ is intended to create a global ecosystem of logistics-intensive organizations working together to standardize and automate business processes and manage resources in motion. The program centers on Descartes’ Open Standard Collaborative Interfaces, which provide a wide variety of connectivity mechanisms to integrate a broad spectrum of applications and services.

Descartes has partnering relationships with multiple parties across the following three categories:
•	Technology Partners – Complementary hardware, software, network, and embedded technology providers that extend the functional breadth of Descartes’ solution capabilities;
•
Consulting Partners - Large system integrators and enterprise resource planning system vendors through to vertically specialized or niche consulting organizations that provide domain expertise and/or implementation services for Descartes’ solutions; and

•
Channel Partners (Value-Added Resellers) – Organizations that market, sell, implement and support Descartes' solutions to extend access and expand market share into territories and markets where Descartes might not have a focused direct sales presence.

Marketing
Our marketing efforts are focused on growing demand for our solutions and establishing Descartes as a thought leader and innovator across the markets we serve. Marketing programs are delivered through integrated initiatives designed to reach our target customer and prospect groups. These programs include digital and online marketing, trade shows and user group events, partner-focused campaigns, and direct corporate marketing efforts.

Fiscal 2017 Highlights

On March 2, 2016, Descartes amended its revolving debt facility with a new senior secured credit facility. The credit facility consists of a $150.0 million revolving operating credit facility to be available for general corporate purposes including the financing of ongoing working capital needs and acquisitions. The credit facility also provides for an additional $7.5 million available to support foreign exchange and interest rate hedging. The credit facility has a five-year maturity with no fixed repayment dates prior to the end of the five-year term. Borrowings under the credit facility are secured by a first charge over substantially all of Descartes’ assets. The credit facility contains certain customary representations, warranties and guarantees, and covenants.

On April 18, 2016, we filed a final short-form base shelf prospectus, allowing us to offer and issue the following securities: (i) common shares; (ii) preferred shares; (iii) senior or subordinated unsecured debt securities; (iv) subscription receipts; (v) warrants; and (vi) securities comprised of more than one of the aforementioned common shares, preferred shares, debt securities, subscription receipts and/ or warrants offered together as a unit. These securities may be offered separately or together, in separate series, in amounts, at prices and on terms to be set forth in one or more shelf prospectus supplements. The aggregate initial offering price of securities that may be sold by us (or certain of our current or future shareholders) pursuant to our base shelf prospectus during the 25-month period that our base shelf prospectus, including any amendments thereto, remains valid is limited to $500 million. The short-form base shelf prospectus expires on May 18, 2018.

On April 29, 2016, we acquired pixi* Software GmbH (“Pixi”), a Germany-based provider of technology solutions for e-commerce order fulfilment and warehouse management. Pixi’s solutions help its customers automate e-commerce processes originating from online orders, and Pixi is currently integrated with hundreds of e-commerce sites in Europe. The total purchase price for the acquisition was approximately $10.6 million, net of cash acquired, which was funded by drawing on our credit facility. The draw on the credit facility has subsequently been repaid.

On October 12, 2016, we acquired Appterra LLC (“Appterra”), a US-based provider of cloud-based business-to-business supply chain integration solutions. Appterra’s solutions help its customers connect electronically, automate supply chain processes, and enhance collaboration and visibility among global trading partners.  The total purchase price for the acquisition was $5.7 million, net of cash acquired, which was funded with cash on hand. Additional contingent consideration of up to $1.6 million in cash is payable if certain revenue performance targets are met by Appterra in the two years following the acquisition. The fair value of the contingent consideration was valued at $0.7 million at the acquisition date.

On November 11, 2016, we acquired 4Solutions Information Technology Pty Ltd. (“4Solutions”), an Australia-based provider of cloud-based business-to-business supply chain integration solutions. 4Solutions operates the Health Supply Network, an electronic document exchange network for the healthcare community, which allows large multi-national, local pharmaceutical manufacturers and wholesalers connect and collaborate to automate a wide array of supply chain processes. The total purchase price for the acquisition was approximately $2.5 million, net of cash acquired, which was funded with cash on hand.

On December 23, 2016, we acquired The Datamyne Inc. (“Datamyne”), a provider of cloud-based trade data content solutions for customers to analyze import and export trade activity. Datamyne, primarily operating in the U.S. and South America, collects, cleanses and commercializes logistics trade data from over 50 nations across five continents, including key markets in North America, Latin America, Asia, Africa, and the European Union. Subscribers use Datamyne’s web‐based solutions and business intelligence tools to augment, speed up and simplify trade data research, and to shape global marketing, prospecting, and sourcing strategies. The purchase price for the acquisition was approximately $52.5 million, net of cash acquired, which was funded with cash on hand.

Consolidated Operations

The following table shows, for the fiscal years indicated, our results of operations in millions of dollars (except per share and weighted average share amounts):

Year ended	January 31,	January 31,	January 31,
	2017	2016	2015
Total revenues	203.8	185.0	170.9
Cost of revenues	56.1	53.9	54.8
Gross margin	147.7	131.1	116.1
Operating expenses	83.6	75.3	68.8
Other charges	3.5	1.5	2.9
Amortization of intangible assets	30.0	26.2	21.7
Income from operations	30.6	28.1	22.7
Investment income	1.4	0.2	0.3
Interest expense	(0.6)	(0.5)	(1.1)
Income before income taxes	31.4	27.8	21.9
Income tax expense
Current	4.0	1.4	2.8
Deferred	3.6	5.8	4.0
Net income	23.8	20.6	15.1

EARNINGS PER SHARE
BASIC	0.31	0.27	0.21
DILUTED	0.31	0.27	0.21
WEIGHTED AVERAGE SHARES OUTSTANDING (thousands)
BASIC	75,800	75,595	70,559
DILUTED	76,515	76,409	71,584
OTHER PERTINENT INFORMATION
Total assets	500.5	452.8	444.2
Non-current financial liabilities	-	-	-

Total revenues consist of services revenues and license revenues. Services revenues are principally comprised of the following: (i) ongoing transactional fees for use of our services and products by our customers, which are recognized as the transactions occur; (ii) professional services revenues from consulting, implementation and training services related to our services and products, which are recognized as the services are performed; (iii) maintenance, subscription and other related revenues, including revenues associated with maintenance and support of our services and products, which are recognized ratably over the subscription period; and (iv) hardware revenues, which are recognized when hardware is shipped. License revenues are derived from perpetual licenses granted to our customers to use our software products, which are recognized when the license is delivered.

The following table provides additional analysis of our services and license revenues (in millions of dollars and as a percentage of total revenues) generated over each of the periods indicated:

Year ended	January 31,	January 31,	January 31,
	2017	2016	2015
Services revenues	196.9	176.3	159.1
Percentage of total revenues	97%	95%	93%

License revenues	6.9	8.7	11.8
Percentage of total revenues	3%	5%	7%
Total revenues	203.8	185.0	170.9

Our services revenues were $196.9 million, $176.3 million and $159.1 million in 2017, 2016 and 2015, respectively. The increase in 2017 compared to 2016 was primarily due to the inclusion of a full period of services revenues from the fiscal 2016 acquisitions of MK Data Services LLC (“MK Data”), BearWare Inc. (“BearWare”) and Oz Development Inc. (“Oz”) as well as a partial period of services revenues from the fiscal 2017 acquisitions of Pixi, Appterra, 4Solutions and Datamyne. Services revenues in 2017 were negatively impacted by the weakening of the British pound sterling, Canadian dollar and Norwegian krone compared to the US dollar. This negative impact was partially offset by the strengthening of the euro compared to the US dollar.

The increase in 2016 compared to 2015 was primarily due to the inclusion of a full period of services revenues from the acquisitions of Computer Management USA, Inc. and Computer Management NA, Inc. (collectively, “Computer Management”), Customs Info LLC (“Customs Info”), Airclic Inc. (“Airclic”), e-customs Inc. (“e-customs”) and Pentant Limited (“Pentant”), as well as a partial period of services revenues from the fiscal 2016 acquisitions of MK Data, BearWare and Oz. Services revenues in 2016 were negatively impacted by the weakening of the euro, Canadian dollar, Norwegian krone, British pound sterling and Swedish krona compared to the US dollar.

Our license revenues were $6.9 million, $8.7 million and $11.8 million in 2017, 2016 and 2015, respectively. While our sales focus has been on generating services revenues in our SaaS business model, we have continued to see a market for licensing the products in our omni-channel retailing and home delivery logistics solutions. The amount of license revenues in a period is dependent on our customers’ preference to license our solutions instead of purchasing our solutions as a service and we anticipate variances from period to period.

As a percentage of total revenues, our services revenues were 97%, 95% and 93% in 2017, 2016 and 2015, respectively. Our high percentage of services revenues reflects our emphasis on selling to new customers and expanding product offerings to existing customers under our SaaS business model.

We operate in one business segment providing logistics technology solutions. The following table provides additional analysis of our revenues by geographic location of customer (in millions of dollars and as a percentage of total revenues):

Year Ended	January 31,	January 31,	January 31,
	2017	2016	2015
United States	106.7	96.3	73.8
Percentage of total revenues	52%	52%	43%

Europe, Middle-East and Africa (“EMEA”)	75.2	68.5	72.9
Percentage of total revenues	37%	37%	44%

Canada	13.2	12.6	15.2
Percentage of total revenues	7%	7%	9%

Asia Pacific	8.7	7.6	9.0
Percentage of total revenues	4%	4%	5%

Total revenues	203.8	185.0	170.9

Revenues from the United States were $106.7 million, $96.3 million and $73.8 million in 2017, 2016 and 2015, respectively. The increase in 2017 compared to 2016 was primarily a result of the inclusion of a full period of United States-based revenues from the acquisitions of MK Data, BearWare and Oz as well as the 2017 acquisitions of Appterra and Datamyne.

The increase in 2016 compared to 2015 was primarily a result of United States-based revenue from the acquisitions of Computer Management, Customs Info, Airclic, MK Data, BearWare and Oz.

Revenues from the EMEA region were $75.2 million, $68.5 million and $72.9 million in 2017, 2016 and 2015, respectively. The increase in 2017 compared to 2016 was primarily a result of the inclusion of revenue from the 2017 acquisition of Pixi as well as increased transactional and subscription revenues. Revenues were also positively impacted by the strengthening of the euro compared to the US dollar. The increases were partially offset by the weakening of the Norwegian krone and British pound sterling compared to the US dollar.

The decrease in 2016 compared to 2015 was primarily a result of the weakening of the euro, Norwegian krone, British pound sterling and Swedish krona compared to the US dollar. The decrease was partially offset by revenues from the acquisitions of Airclic, e-customs and Pentant as well as a significant license sale made in the first quarter of 2016.

Revenues from Canada were $13.2 million, $12.6 million and $15.2 million in 2017, 2016 and 2015, respectively. The increase in 2017 compared to 2016 was primarily a result of increased transactional and professional services revenues. This increase was partially offset by the weakening of the Canadian dollar compared to the US dollar.

The decrease in 2016 compared to 2015 was primarily a result of the weakening of the Canadian dollar compared to the US dollar.

Revenues from the Asia Pacific region were $8.7 million, $7.6 million and $9.0 million in 2017, 2016 and 2015, respectively. The increase in 2017 compared to 2016 was primarily a result of the inclusion of revenue from the 2017 acquisition of 4Solutions.

The decrease in 2016 compared to 2015 was primarily a result of decreased license revenues in the region.

The following table provides analysis of cost of revenues (in millions of dollars) and the related gross margins for the periods indicated:

Year ended	January 31,	January 31,	January 31,
	2017	2016	2015
Services
Services revenues	196.9	176.3	159.1
Cost of services revenues	55.0	52.9	53.0
Gross margin	141.9	123.4	106.1
Gross margin percentage	72%	70%	67%
License
License revenues	6.9	8.7	11.8
Cost of license revenues	1.1	1.0	1.8
Gross margin	5.8	7.7	10.0
Gross margin percentage	84%	89%	85%
Total
Revenues	203.8	185.0	170.9
Cost of revenues	56.1	53.9	54.8
Gross margin	147.7	131.1	116.1
Gross margin percentage	72%	71%	68%

Cost of services revenues consists of internal costs of running our systems and applications, hardware costs, and other personnel-related expenses incurred in providing professional service and maintenance work, including consulting and customer support.

Gross margin percentage for services revenues was 72%, 70% and 67% in 2017, 2016 and 2015, respectively. The margin in 2017 was positively impacted by inclusion of the acquisitions of Oz, MK Data, Pixi, and Datamyne which operate at margins higher than our other service revenue streams. The margin in 2016 was positively impacted by inclusion of the acquisitions of Airclic, e-customs and MK Data which operate at margins higher than our other service revenue streams.

Cost of license revenues consists of costs related to our sale of third-party technology, such as third-party map license fees and royalties.

Gross margin percentage for license revenues was 84%, 89% and 85% in 2017, 2016 and 2015, respectively. Our gross margin on license revenues is dependent on the proportion of our license revenues that involve third-party technology. Consequently, our gross margin percentage for license revenues is higher when a lower proportion of our license revenues attracts third-party technology costs, and vice versa.

Operating expenses consisting of sales and marketing, research and development and general and administrative expenses, were $83.6 million, $75.3 million and $68.8 million for 2017, 2016 and 2015, respectively. The increase in 2017 as compared to 2016 was primarily due to operating expenses from the acquisitions of MK Data, BearWare, Oz, Pixi and, to a lesser extent, Appterra, 4Solutions and Datamyne. Operating expenses in 2017 were positively impacted on a comparative basis to 2016 by the weakening of the British pound sterling, Canadian dollar, Swedish krona and Norwegian krone compared to the US dollar.

The increase in 2016 as compared to 2015 was primarily due to operating expenses from the acquisitions of Customs Info, Airclic, e-customs, BearWare and, to a lesser extent, Computer

Management, Pentant, MK Data, and Oz. Operating expenses in 2016 were positively impacted on a comparative basis to 2015 by the weakening of the Canadian dollar, euro, Swedish krona, Norwegian krone, and British pound sterling compared to the US dollar.

The following table provides analysis of operating expenses (in millions of dollars and as a percentage of total revenues) for the periods indicated:

Year ended	January 31,	January 31,	January 31,
	2017	2016	2015
Total revenues	203.8	185.0	170.9

Sales and marketing expenses	24.9	22.4	20.4
Percentage of total revenues	12%	12%	12%

Research and development expenses	35.6	31.3	28.1
Percentage of total revenues	17%	17%	16%

General and administrative expenses	23.1	21.6	20.3
Percentage of total revenues	11%	12%	12%

Total operating expenses	83.6	75.3	68.8
Percentage of total revenues	41%	41%	40%

Sales and marketing expenses include salaries, commissions, stock-based compensation and other personnel-related costs, bad debt expenses, travel expenses, advertising programs and services, and other promotional activities associated with selling and marketing our services and products. Sales and marketing expenses were $24.9 million, $22.4 million and $20.4 million in 2017, 2016 and 2015, respectively. Sales and marketing expenses as a percentage of total revenues were 12% in 2017, 12% in 2016 and 12% in 2015. The increases in sales and marketing expenses in 2017 compared to 2016 was primarily due to the inclusion of sales and marketing expenses from the acquisitions of Oz, Pixi and Datamyne. Sales and marketing expenses in 2017 on a comparative basis to 2016 were positively impacted by the weakening of the Canadian dollar and British pound sterling compared to the US dollar.

The increases in sales and marketing expenses in 2016 compared to 2015 was primarily due to the inclusion of sales and marketing expenses from the acquisitions of Customs Info and Airclic and additional expenses related to an increase in the size and format of our annual User Group conference. Sales and marketing expenses in 2016 on a comparative basis to 2015 were positively impacted by the weakening of the Canadian dollar, euro, Swedish krona, Norwegian krone and British pound sterling compared to the US dollar.

Research and development expenses consist primarily of salaries, stock-based compensation and other personnel-related costs of technical and engineering personnel associated with our research and product development activities, as well as costs for third-party outsourced development providers. We expensed all costs related to research and development in 2017, 2016 and 2015. Research and development expenses were $35.6 million, $31.3 million and $28.1 million in 2017, 2016 and 2015, respectively. Research and development expenses as a percentage of total revenues were 17% in 2017, 17% in 2016 and 16% in 2015. The increase in research and development expenses in 2017 compared to 2016 was primarily attributable to increased payroll and related costs from the acquisitions of BearWare, Oz and Pixi. Research and development expenses in 2017 on a comparative basis to 2016 were positively impacted by the weakening of the Canadian dollar compared to the US dollar.

The increase in research and development expenses in 2016 compared to 2015 was primarily attributable to increased payroll and related costs from the acquisitions of Customs Info, Airclic, e-customs, MK Data and BearWare. Research and development expenses in 2016 on a comparative basis to 2015 were positively impacted by the weakening of the Canadian dollar and euro compared to the US dollar.

General and administrative expenses consist primarily of salaries, stock-based compensation and other personnel-related costs of administrative personnel, as well as professional fees and other administrative expenses. General and administrative costs were $23.1 million, $21.6 million and $20.3 million in 2017, 2016 and 2015, respectively. General and administrative expenses as a percentage of total revenues were 11%, 12% and 12% in 2017, 2016 and 2015, respectively. The increase in general and administrative expenses in 2017 compared to 2016 was primarily attributable to the inclusion of general and administrative expenses from the acquisitions of MK Data, Oz, Pixi and Datamyne. General and administrative expenses in 2017 on a comparative basis to 2016 were positively impacted by the weakening of the Canadian dollar compared to the US dollar.

The increase in general and administrative expenses in 2016 compared to 2015 was primarily attributable to the inclusion of general and administrative expenses from the acquisition of Customs Info. General and administrative expenses in 2016 were also impacted by an increase in the Descartes share price resulting in additional expense for deferred share unit compensation costs. General and administrative expenses in 2016 on a comparative basis to 2015 were positively impacted by the weakening of the Canadian dollar and euro compared to the US dollar.

Other charges consist primarily of acquisition-related costs with respect to completed and prospective acquisitions, restructuring charges and executive departure charges.  Acquisition-related costs primarily include retention bonuses, advisory services, brokerage services and administrative costs, and relate to completed and prospective acquisitions. Restructuring costs relate to the integration of previously completed acquisitions and other cost-reduction activities. Other charges were $3.5 million, $1.5 million and $2.9 million in 2017, 2016 and 2015, respectively. Other charges included acquisition-related costs of $3.0 million, $1.4 million and $1.7 million in 2017, 2016 and 2015, respectively. The increase in other charges in 2017 compared to 2016 was primarily a result of additional acquisition costs related to MK Data retention bonuses.

The decrease in other charges in 2016 compared to 2015 was primarily a result of a reduction in restructuring and executive departure charges as a result of no new restructuring plans being implemented during 2016.

Amortization of intangible assets is amortization of the value attributable to intangible assets, including customer agreements and relationships, non-compete covenants, existing technologies and trade names, in each case associated with acquisitions completed by us as of the end of each reporting period. Intangible assets with a finite life are amortized to income over their useful life. The amount of amortization expense in a fiscal period is dependent on our acquisition activities as well as our asset impairment tests. Amortization of intangible assets was $30.0 million, $26.2 million and $21.7 million in 2017, 2016 and 2015, respectively. The increase in amortization expense over those three years primarily arose due to amortization expense from the acquisitions of Computer Management, Customs Info, Airclic, e-customs, Pentant, MK Data, BearWare and Oz, and to a lesser extent, Pixi, Appterra, 4Solutions and Datamyne. As at January 31, 2017, the unamortized portion of all intangible assets amounted to $145.5 million.

We test the carrying value of our finite life intangible assets for recoverability when events or changes in circumstances indicate that there may be evidence of impairment. We write down intangible asset or asset groups with a finite life to fair value when the related undiscounted cash flows are not expected to allow for recovery of the carrying value. Fair value of intangible asset or asset groups is determined by discounting the expected related cash flows. No finite life intangible asset or asset group impairment has been identified or recorded for any of the fiscal periods reported.

Investment income was $1.4 million, $0.2 million and $0.3 million in 2017, 2016 and 2015, respectively. The increase in investment income in 2017 compared to 2016 and 2015 was primarily attributable to the sale of marketable securities in 2017.

Interest expense was $0.6 million, $0.5 million and $1.1 million in 2017, 2016 and 2015, respectively. Interest expense arises primarily due to the amount borrowed and outstanding on our credit facility as well as amortization of deferred financing charges. As of January 31, 2017, all amounts previously borrowed under the credit facility have been repaid and no amounts remain owing.

Income tax expense is comprised of current and deferred income tax expense. Income tax expense for 2017, 2016 and 2015 was 24%, 26% and 31% of income before income taxes, respectively, with current income tax expense being 13%, 5% and 13% of income before income taxes, respectively.

Income tax expense – current was $4.0 million, $1.4 million and $2.8 million in 2017, 2016 and 2015, respectively. Current income taxes arise primarily from income that is not fully sheltered by loss carry-forwards or other tax attributes. Current tax expense increased in 2017 compared to 2016 primarily due to a $1.7 million increase in expenses not deductible for tax purposes, an increase of $0.7 million attributable to changes in the estimate of our uncertain tax positions partially offset by an increase of $0.5 million in adjustments in respect to income tax of previous periods. Current tax expense decreased in 2016 compared to 2015 primarily due to a decrease in taxable income in the US as a result of tax benefits related to stock option exercises.

Income tax expense – deferred was $3.6 million, $5.8 million and $4.0 million in 2017, 2016 and 2015, respectively. Deferred income tax expense decreased in 2017 compared to 2016 primarily due to changes in estimates of valuation allowances partially offset by the effect of tax rate reductions against certain deferred tax assets in EMEA. Deferred income tax expense increased in 2016 compared to 2015 primarily due to additional valuation allowance in EMEA and a tax rate reduction in certain jurisdictions.

Net income was $23.8 million, $20.6 million and $15.1 million in 2017, 2016 and 2015, respectively.

Quarterly Operating Results

The following table provides an analysis of our unaudited operating results (in thousands of dollars, except per share and weighted average number of share amounts) for each of the quarters ended on the date indicated.

	April 30,	July 31,	October 31,	January 31,	Total
	2016	2016	2016	2017
2017
Revenues	48,911	50,516	51,536	52,816	203,779
Gross margin	35,222	36,731	37,601	38,174	147,728
Operating expenses	19,806	21,197	21,287	21,286	83,576
Net income	6,038	5,779	5,931	6,090	23,838
Basic earnings per share	0.08	0.08	0.08	0.08	0.31
Diluted earnings per share	0.08	0.08	0.08	0.08	0.31
Weighted average shares outstanding (thousands):
Basic	75,761	75,792	75,816	75,830	75,800
Diluted	76,419	76,483	76,538	76,577	76,515

	April 30,	July 31,	October 31,	January 31,	Total
	2015	2015	2015	2016
2016
Revenues	44,424	45,172	47,360	48,037	184,993
Gross margin	31,041	31,683	33,944	34,466	131,134
Operating expenses	17,887	18,294	19,528	19,615	75,324
Net income	4,901	5,072	5,229	5,360	20,562
Basic earnings per share	0.06	0.07	0.07	0.07	0.27
Diluted earnings per share	0.06	0.07	0.07	0.07	0.27
Weighted average shares outstanding (thousands):
Basic	75,484	75,498	75,633	75,760	75,595
Diluted	76,344	76,396	76,421	76,423	76,409

Revenues over the comparative period have been positively impacted by the seven acquisitions that we have completed since the beginning of fiscal 2016. In addition, over the past two fiscal years we have seen increased revenues as a result of an increase in transactions processed over our GLN business document exchange as we help our customers comply with electronic filing requirements of US, Canadian, EU and Asia security and customs regulations.

Our services revenues continue to have seasonal trends. In the first fiscal quarter of each year, we historically have seen slightly lower shipment volumes by air and truck which impact the aggregate number of transactions flowing through our GLN business document exchange. In the second fiscal quarter of each year, we historically have seen a slight increase in ocean services revenues as ocean carriers are in the midst of their customer contract negotiation period. In the third fiscal quarter of each year, we have historically seen shipment and transactional volumes at their highest. In the fourth fiscal quarter of each year, the various international holidays impact the aggregate number of shipping days in the quarter, and historically we have seen this adversely impact the number of transactions our network processes and, consequently, the amount of services revenues we receive during that period.

In the fourth quarter of 2017 revenues and gross margin were positively impacted by the acquisitions of 4Solutions and Datamyne as well as the inclusion of a full quarter of operations from our acquisition of Appterra. Increased revenues in the fourth quarter were partially offset by the negative impact of the weakening of the euro, British pound sterling and Swedish krona compared to the US dollar. Operating expenses in the fourth quarter were positively impacted by the weakening of the euro and Swedish krona compared to the US dollar. Net income was negatively impacted by additional amortization as a result of the acquisitions of Appterra, 4Solutions and Datamyne.

In the third quarter of 2017 revenues, gross margin and net income were positively impacted by increased professional services and transactional revenues. Increased revenues in the third quarter were partially offset by the negative impact of the weakening of the British pound sterling compared to the US dollar. Operating expenses in the third quarter were positively impacted by the weakening of the British pound sterling compared to the US dollar. Net income was negatively impacted by $0.4 million of restructuring costs in the third quarter of 2017.

In the second quarter of 2017 revenues and net income were positively impacted by the inclusion of a full quarter of operations from our acquisition of Pixi. Operating expenses in the second quarter were positively impacted by the weakening of the British pound sterling and Swedish krona compared to the US dollar. Gross margins and net income continue to be positively impacted by inclusion of the acquisitions of MK Data and Oz. Net income was also positively impacted by the sale of marketable securities in the quarter offset by additional amortization as a result of the acquisition of Pixi and stock-based compensation grants from the first quarter of 2017.

In the first quarter of 2017, revenues and net income were positively impacted by the inclusion of a full quarter of operations from our acquisition of Oz. Revenues in the first quarter were positively impacted by the strengthening of the euro compared to the US dollar. Gross margins and net income continue to be positively impacted by inclusion of the acquisitions of MK Data and Oz. Net income was partially offset by additional amortization as a result of the acquisition of Oz.

In 2016, revenues, gross margins and net income were positively impacted on a comparative basis to 2015 by the inclusion of a full period of operations from our fiscal 2015 acquisitions of Computer Management USA, Inc. and Computer Management NA, Inc., Customs Info LLC, Airclic Inc., e-customs Inc. and Pentant Limited as well as the partial period of operations from our fiscal 2016 acquisitions of MK Data, BearWare and Oz. Revenue growth was partially offset by the negative impact of the weakening of the euro, Canadian dollar, Norwegian krone, Swedish krona and British pound sterling compared to the US dollar. Net income was negatively impacted by $1.4 million of acquisition-related costs with respect to completed and prospective acquisitions as well as restructuring costs of $0.1 million in 2016.

Liquidity and Capital Resources

Cash. We had $38.1 million and $37.2 million in cash as at January 31, 2017 and January 31, 2016, respectively. All cash was held in interest-bearing bank accounts, primarily with major Canadian, US and European banks.

Credit facility. On March 2, 2016, we amended our revolving debt facility with a new senior secured credit facility. The credit facility consists of a $150.0 million revolving operating credit facility to be available for general corporate purposes including the financing of ongoing working capital needs and acquisitions. The credit facility also provides for an additional $7.5 million available to support foreign exchange and interest rate hedging. The credit facility has a five-year maturity with no fixed repayment dates prior to the end of the five-year term. Borrowings under the credit facility are secured by a first charge over substantially all of Descartes’ assets. Depending on the type of advance, interest rates under the revolving operating portion of the credit facility are based on the Canada or US prime rate, Bankers’ Acceptance (BA) or London Interbank Offered Rate (LIBOR) plus an additional 0 to 200 basis points based on the ratio of net debt to adjusted earnings before interest, taxes, depreciation and amortization, as defined in the credit agreement. A standby fee of between 20 to 28 basis points will be charged on all undrawn amounts. The credit facility contains certain customary representations, warranties and guarantees, and covenants. As of January 31, 2017, $150.0 million of the revolving operating credit facility remains available for use. No amounts have been drawn on the facility available to support foreign exchange and interest rate hedging. We are in compliance with the covenants of the credit facility as of January 31, 2017.

Short-form base shelf prospectus. On April 18, 2016, we filed a final short-form base shelf prospectus, allowing us to offer and issue the following securities: (i) common shares; (ii) preferred shares; (iii) senior or subordinated unsecured debt securities; (iv) subscription receipts; (v) warrants; and (vi) securities comprised of more than one of the aforementioned common shares, preferred shares, debt securities, subscription receipts and/ or warrants offered together as a unit. These securities may be offered separately or together, in separate series, in amounts, at prices and on terms to be set forth in one or more shelf prospectus supplements. The aggregate initial offering price of securities that may be sold by us (or certain of our current or future shareholders) pursuant to our base shelf prospectus during the 25-month period that our base shelf prospectus, including any amendments thereto, remains valid is limited to $500 million. The short-form base shelf prospectus expires on May 18, 2018.

Working capital. As at January 31, 2017, our working capital (current assets less current liabilities) was $18.7 million. Current assets primarily include $38.1 million of cash, $25.4 million of current trade receivables and $5.1 million of prepaid assets. Current liabilities primarily include $23.7 million of deferred revenue, $23.2 million of accrued liabilities and $4.7 million of accounts payable. Our working capital has decreased since January 31, 2016 by $16.2 million, primarily due to cash used in the acquisitions of Pixi, Appterra, 4Solutions and Datamyne, and partially offset by cash generated from operations during the period.

Historically, we have financed our operations and met our capital expenditure requirements primarily through cash flows provided from operations, issuances of common shares and proceeds from debt. We anticipate that, considering the above, we have sufficient liquidity to fund our current cash requirements for working capital, contractual commitments, capital expenditures and other operating needs. We also believe that we have the ability to generate sufficient amounts of cash in the long term to meet planned growth targets and to fund strategic transactions. Should additional future financing be undertaken, the proceeds from any such transaction could be utilized to fund strategic transactions or for general corporate purposes. We expect, from time to time, to continue to consider select strategic transactions to create value and improve performance, which may include acquisitions, dispositions, restructurings, joint ventures and partnerships, and we may undertake further financing transactions, including draws on our credit facility or equity offerings, in connection with any such potential strategic transaction.

With respect to earnings of our non-Canadian subsidiaries, our intention is that these earnings will be reinvested in each subsidiary indefinitely. Of the $38.1 million of cash as at January 31, 2017, $32.7 million was held by our foreign subsidiaries, most significantly in the United States with lesser amounts held in other countries in the EMEA and Asia Pacific regions. To date, we have not encountered significant legal or practical restrictions on the abilities of our subsidiaries to repatriate money to Canada, even if such restrictions may exist in respect of certain foreign jurisdictions where we have subsidiaries. In the future, if we elect to repatriate the unremitted earnings of our foreign subsidiaries in the form of dividends, or if the shares of the foreign subsidiaries are sold or transferred, then we could be subject to additional Canadian or foreign income taxes, net of the impact of any available foreign tax credits, which would result in a higher effective tax rate. We have not provided for foreign withholding taxes or deferred income tax liabilities related to unremitted earnings of our non-Canadian subsidiaries, since such earnings are considered permanently invested in those subsidiaries, or are not subject to withholding taxes.

The table set forth below provides a summary of cash flows for the periods indicated in millions of dollars:

Year ended	January 31,	January 31,	January 31,
	2017	2016	2015
Cash provided by operating activities	72.6	54.2	49.5
Purchase of marketable securities	(0.2)	(4.7)	-
Sale of marketable securities	6.1	-	-
Additions to property and equipment	(4.9)	(4.3)	(2.7)
Acquisition of subsidiaries, net of cash acquired and bank indebtedness assumed	(71.3)	(120.9)	(82.2)
Proceeds from borrowing on credit facility	10.8	-	20.0
Credit facility repayments	(10.2)	-	(63.3)
Payment of debt issuance costs	(1.0)	-	(0.4)
Issuance of common shares, net of issuance costs	0.1	0.2	140.7
Settlement of stock options	-	(2.6)	(0.4)
Effect of foreign exchange rate on cash	(1.1)	(2.8)	(5.8)
Net change in cash	0.9	(80.9)	55.4
Cash, beginning of period	37.2	118.1	62.7
Cash, end of period	38.1	37.2	118.1

Cash provided by operating activities was $72.6 million, $54.2 million and $49.5 million for 2017, 2016 and 2015, respectively. For 2017, the $72.6 million of cash provided by operating activities resulted from $23.8 million of net income, plus adjustments for $38.7 million of non-cash items included in net income and plus $10.1 million of cash provided from changes in our operating assets and liabilities. For 2016, the $54.2 million of cash provided by operating activities resulted from $20.6 million of net income, plus adjustments for $36.5 million of non-cash items included in net income and less $2.9 million of cash used from changes in our operating assets and liabilities. For 2015, the $49.5 million of cash provided by operating activities resulted from $15.1 million of net income, plus adjustments for $30.5 million of non-cash items included in net income and plus $3.9 million of cash provided from changes in our operating assets and liabilities.

Cash provided by operating activities increased in 2017 compared to 2016, primarily due to a $13.0 million increase in cash generated from changes in our operating assets and liabilities. Cash provided by operating activities increased in 2016 compared to 2015, primarily due to net income adjusted for non-cash expenses which increased $11.5 million.

Purchase of marketable securities was $0.2 million, $4.7 million and nil for 2017, 2016 and 2015, respectively.

Sale of marketable securities was $6.1 million, nil and nil for 2017, 2016 and 2015, respectively.

Additions to property and equipment were $4.9 million, $4.3 million and $2.7 million in 2017, 2016 and 2015, respectively. Additions to property and equipment were greater in 2017 as compared to 2016 and 2015 as a result of additional investments in computing equipment and software to support our network and build out our security infrastructure.

Acquisition of subsidiaries, net of cash acquired was $71.3 million, $120.9 million and $82.2 million in 2017, 2016 and 2015, respectively. Acquisitions in 2017 related to Pixi, Appterra, 4Solutions and Datamyne.  Acquisitions in 2016 related to MK Data, BearWare and Oz. Acquisitions in 2015 related to Computer Management, Customs Info, Airclic, e-customs and Pentant.

Proceeds from borrowing on credit facility of $10.8 million, nil and $20.0 million in 2017, 2016 and 2015, respectively, were a result of borrowings on our credit facility to finance our 2017 acquisition of Pixi and 2015 acquisition of Customs Info.

Credit facility repayments of $10.2 million, nil and $63.3 million in 2017, 2016 and 2015, respectively, relate to principal repayments on our credit facility and repayment of debt acquired from the acquisition Customs Info.

Payment of debt issuance costs of $1.0 million, nil and $0.4 million in 2017, 2016 and 2015, respectively, relate to costs paid in establishing and amending the terms of our credit facility agreement.

Issuance of common shares, net of issuance costs of $0.1 million, $0.2 million and $140.7 million in 2017, 2016 and 2015, respectively. The $0.1 million in 2017 was a result of the exercise of employee stock options partially offset by costs paid to file the short-form base shelf prospectus. The $0.2 million in 2016 was a result of the exercise of employee stock options.  The $140.7 million in 2015 was primarily a result of the public share offering.

Settlement of stock options of nil, $2.6 million and $0.4 million in 2017, 2016 and 2015, respectively, was a result of the settlement of tandem stock appreciation rights exercised upon the surrender of stock options.

Commitments, Contingencies and Guarantees

Commitments
To facilitate a better understanding of our commitments, the following information is provided (in millions of dollars) in respect of our operating obligations as of January 31, 2017:

	Less than 1 year	1-3 years	4-5 years	More than 5 years	Total

Operating lease obligations	4.9	5.7	1.5	0.8	12.9
Capital lease obligations	0.1	0.1	-	-	0.2
Total	5.0	5.8	1.5	0.8	13.1

Lease Obligations
We are committed under non-cancelable operating leases for business premises, computer equipment and vehicles with terms expiring at various dates through 2026. We are also committed under non-cancelable capital leases for computer equipment expiring at various dates through 2021. The future minimum amounts payable under these lease agreements are presented in the table above.

Other Obligations
Deferred Share Unit (“DSU”) and Cash-settled Restricted Share Unit (“CRSU”) Plans
As discussed in the “Trends / Business Outlook” section later in this MD&A and in Note 2 to our consolidated financial statements, we maintain DSU and CRSU plans for our non-employee directors and employees. Any payments made pursuant to these plans are settled in cash. For DSUs and CRSUs, the units vest over time and the liability recognized at any given consolidated balance sheet date reflects only those units vested at that date that have not yet been settled in cash. As such, we had an unrecognized aggregate amount for the unvested CRSUs of $0.9 million at January 31, 2017. As at January 31, 2017 there were no unvested DSUs. The ultimate liability for any payment of DSUs and CRSUs is dependent on the trading price of our common shares. To partially offset our exposure to fluctuations in our stock price, we have entered into equity derivative contracts, including floating-rate equity forwards.

Contingencies
We are subject to a variety of other claims and suits that arise from time to time in the ordinary course of our business. The consequences of these matters are not presently determinable but, in the opinion of management after consulting with legal counsel, the ultimate aggregate liability is not currently expected to have a material effect on our results of operations or financial position.

Product Warranties
In the normal course of operations, we provide our customers with product warranties relating to the performance of our hardware, software and network services. To date, we have not encountered material costs as a result of such obligations and have not accrued any liabilities related to such obligations in our consolidated financial statements.

Business combination agreements
In respect of our acquisition of Appterra in the third quarter of fiscal 2017, up to $1.6 million in cash may become payable if certain revenue performance targets are met by Appterra in the two years following the acquisition. A balance of $0.7 million is accrued related to this contingent consideration as at January 31, 2017.

Guarantees
In the normal course of business, we enter into a variety of agreements that may contain features that meet the definition of a guarantee under ASC Topic 460, “Guarantees”. The following lists our significant guarantees:

Intellectual property indemnification obligations
We provide indemnifications of varying scope to our customers against claims of intellectual property infringement made by third parties arising from the use of our products. In the event of such a claim, we are generally obligated to defend our customers against the claim and we are liable to pay damages and costs assessed against our customers that are payable as part of a final judgment or settlement. These intellectual property infringement indemnification clauses are not generally subject to any dollar limits and remain in force for the term of our license and services agreements with our customers, where license terms are typically perpetual. To date, we have not encountered material costs as a result of such indemnifications.

Other indemnification agreements
In the normal course of operations, we enter into various agreements that provide general indemnities. These indemnities typically arise in connection with purchases and sales of assets, securities offerings or buy-backs, service contracts, administration of employee benefit plans, retention of officers and directors, membership agreements, customer financing transactions, and leasing transactions. In addition, our corporate by-laws provide for the indemnification of our directors and officers. Each of these indemnities requires us, in certain circumstances, to compensate the counterparties for various costs resulting from breaches of representations or obligations under such arrangements, or as a result of third party claims that may be suffered by the counterparty as a consequence of the transaction. We believe that the likelihood that we could incur significant liability under these obligations is remote. Historically, we have not made any significant payments under such indemnities.

In evaluating estimated losses for the guarantees or indemnities described above, we consider such factors as the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. We are unable to make a reasonable estimate of the maximum potential amount payable under such guarantees or indemnities as many of these arrangements do not specify a maximum potential dollar exposure or time limitation. The amount also depends on the outcome of future events and conditions, which cannot be predicted. Given the foregoing, to date, we have not accrued any liability in our financial statements for the guarantees or indemnities described above.

Outstanding Share Data

We have an unlimited number of common shares authorized for issuance. As of March 8, 2017, we had 75,874,684 common shares issued and outstanding.

At the annual meeting of shareholders held on May 26, 2016, the shareholders of the Corporation approved the addition of 4,500,000 options to the Corporation’s stock option plan. As of March 8, 2017, there were 526,321 options issued and outstanding, and 4,546,332 remaining available for grant under all stock option plans.

As of March 8, 2017, there were 337,647 performance share units (“PSUs”) and 263,235 restricted share units (“RSUs”) issued and outstanding, and 181,843 remaining available for grant under all performance and restricted share unit plans.

On November 30, 2004, we announced that our board of directors had adopted a shareholder rights plan (the “Rights Plan”) to ensure the fair treatment of shareholders in connection with any take-over offer, and to provide our board of directors and shareholders with additional time to fully consider any unsolicited take-over bid. We did not adopt the Rights Plan in response to any specific proposal to acquire control of the Company. The Rights Plan was approved by the TSX and was originally approved by our shareholders on May 18, 2005. The Rights Plan took effect as of November 29, 2004. On May 29, 2008, our shareholders approved certain amendments to the Rights Plan and approved the Rights Plan continuing in effect. At our annual shareholders meeting held on May 29, 2014, our shareholders approved certain amendments to the Rights Plan and approved the Rights Plan continuing in effect. The Rights Plan will expire at the termination of our annual shareholders’ meeting in calendar year 2017 unless its continued existence is ratified by the shareholders before such expiration. We understand that the Rights Plan is similar to plans adopted by other Canadian companies and approved by their shareholders.

Application of Critical Accounting Policies

Our consolidated financial statements and accompanying notes are prepared in accordance with GAAP. Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. These estimates and assumptions are affected by management’s application of accounting policies. Estimates are deemed critical when a different estimate could have reasonably been used or where changes in the estimates are reasonably likely to occur from period to period and would materially impact our financial condition or results of operations. Our significant accounting policies are discussed in Note 2 to the audited consolidated financial statements for 2017 included in our 2017 Annual Report.

Our management has discussed the development, selection and application of our critical accounting policies with the audit committee of the board of directors.

The following discusses the critical accounting estimates and assumptions that management has made under these policies and how they affect the amounts reported in the fiscal 2017 consolidated financial statements:

Revenue recognition
We recognize revenue when it is realized or realizable and earned. We consider revenue realized or realizable and earned when there exists persuasive evidence of an arrangement, the product has been delivered or the services have been provided to the customer, the sales price is fixed or determinable and collectability is reasonably assured.

In recognizing revenue, we make estimates and assumptions on factors such as the probability of collection of the receivable from the customer, the amount of revenue to allocate to individual elements in a multiple element arrangement, the selling price and other matters. We make these estimates and assumptions using our past experience, taking into account any other current information that may be relevant. These estimates and assumptions may differ from the actual outcome for a given customer which could impact operating results in a future period.

Impairment of long-lived assets
We test long-lived asset or asset groups, such as property and equipment and finite life intangible assets, for recoverability when events or changes in circumstances indicate that there may be impairment. An impairment loss is recognized when the estimate of undiscounted future cash flows generated by such asset or asset groups is less than the carrying amount. Measurement of the impairment loss is based on the present value of the expected future cash flows. Our impairment analysis contains estimates due to the inherent uncertainty relating to forecasting long-term estimated cash flows and determining the ultimate useful lives of asset or asset groups. Actual results will differ, which could materially impact our impairment assessment.

Goodwill
We test for impairment of goodwill at least annually on October 31st of each year and at any other time if any event occurs or circumstances change that would more likely than not reduce our fair value below our carrying amount. Our operations are analyzed by management and our chief operating decision maker as being part of a single industry segment providing logistics technology solutions. Accordingly, our goodwill impairment assessment is based on the allocation of goodwill to a single reporting unit.

We will perform further quarterly analysis of whether any event has occurred that would more likely than not reduce our fair value below our carrying amounts and, if so, we will perform a goodwill impairment test between the annual date. Any future impairment adjustment will be recognized as an expense in the period that the adjustment is identified.

Application of the goodwill impairment test requires judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, assessing qualitative factors and determining the fair value of each reporting unit. Significant judgments are required to estimate the fair value of reporting units and include estimating future cash flows, determining appropriate discount rates and other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value and/or goodwill impairment for each reporting unit.

Stock-based compensation plans
Stock Options
We maintain stock option plans for non-employee directors, officers, employees and other service providers. Options to purchase our common shares are granted at an exercise price equal to the fair market value of our common shares as of the date of grant. This fair market value is determined using the closing price of our common shares on the TSX on the day immediately preceding the date of the grant.

Employee stock options generally vest over a five-year period starting from the grant date and expire seven years from the grant date. Non-employee directors’ and officers’ stock options generally have quarterly vesting over a three- to five-year period. We issue new shares from treasury upon the exercise of a stock option.

The fair value of employee stock option grants that are ultimately expected to vest are amortized to expense in our consolidated statement of operations based on the straight-line attribution method. The fair value of stock option grants is calculated using the Black-Scholes Merton option-pricing model. Expected volatility is based on historical volatility of our common stock and other factors. The risk-free interest rates are based on Government of Canada average bond yields for a period consistent with the expected life of the option in effect at the time of the grant. The expected option life is based on the historical life of our granted options and other factors.

Performance & Restricted Share Units
We maintain a performance and restricted share unit plan pursuant to which certain of our officers are eligible to receive grants of performance share units and restricted share units.

PSUs vest at the end of a three-year performance period. The ultimate number of PSUs that vest is based on the total shareholder return (“TSR”) of our Company relative to the TSR of companies comprising a peer index group. TSR is calculated based on the weighted-average closing price of shares for the five trading days preceding the beginning and end of the performance period. The fair value of PSUs is expensed to stock-based compensation expense over the vesting period. PSUs expire ten years from the grant date. New shares are issued from treasury upon the redemption of a PSU.

PSUs are measured at fair value estimated using a Monte Carlo Simulation approach. Expected volatility is based on historical volatility of our common stock and other factors. The risk-free interest rates are based on the Government of Canada average bond yields for a period consistent with the expected life of the PSUs at the time of the grant. The expected PSU life is based on the historical life of our stock options and other factors.

RSUs vest annually over a three-year period starting from the grant date and expire ten years from the grant date. We issue new shares from treasury upon the redemption of an RSU.

RSUs are measured at fair value based on the closing price of our common shares for the day preceding the date of the grant and will be expensed to stock-based compensation expense over the vesting period.

Deferred Share Unit Plan
Our board of directors adopted a deferred share unit plan effective as of June 28, 2004, pursuant to which non-employee directors are eligible to receive grants of deferred share units, each of which has an initial value equal to the weighted-average closing price of our common shares for the five trading days preceding the grant date. The plan allows each director to choose to receive, in the form of DSUs, all, none or a percentage of the eligible director’s fees which would otherwise be payable in cash. If a director has invested less than the minimum amount of equity in Descartes, as prescribed from time to time by the board of directors, then the director must take at least 50% of the base annual fee for serving as a director in the form of DSUs. Each DSU fully vests upon award but is distributed only when the director ceases to be a member of the board of directors. Vested units are settled in cash based on our common share price when conversion takes place. Fair value of the liability is based on the closing price of our common shares at the balance sheet date.

Cash-Settled Restricted Share Unit Plan
Our board of directors adopted a cash-settled restricted share unit plan effective as of May 23, 2007, pursuant to which certain of our employees and non-employee directors are eligible to receive grants of CRSUs, each of which has an initial value equal to the weighted-average closing price of our common shares for the five trading days preceding the date of the grant. The CRSUs generally vest based on continued employment and have annual vesting over three- to five-year periods. Vested units are settled in cash based on our common share price when conversion takes place, which is within 30 days following a vesting date and in any event prior to December 31st of the calendar year in which a vesting date occurs. Fair value of the liability is based on the closing price of our common shares at the balance sheet date.

Income Taxes
We have provided for income taxes based on information that is currently available to us. Tax filings are subject to audits, which could materially change the amount of deferred income tax assets and liabilities. We record deferred tax assets on our consolidated balance sheet for tax benefits that we currently expect to realize in future periods. Over recent years, we have determined that there was sufficient positive evidence such that it was more likely than not that we would utilize all or a portion of deferred tax assets in certain jurisdictions, to offset taxable income in future periods. This positive evidence included that we have earned cumulative income, after permanent differences, in each of these jurisdictions in at least the current and two preceding tax years. As such, over recent years, we have reduced our valuation allowances by amounts which represent the amount of tax loss carry forwards that we project will be used to offset taxable income in these jurisdictions over the foreseeable future. In making the projection for the period, we made certain assumptions, including the following: (i) that there will be continued customer migration from technology platforms owned by foreign jurisdictions to a technology platform owned by another entity in our corporate group; and (ii) that tax rates in these jurisdictions will be consistent over the period of projection. Any further change to increase or decrease the valuation allowance for the deferred tax assets would result in an income tax expense or income tax recovery, respectively, on the consolidated statements of operations.

Business Combinations
In connection with business acquisitions that we have completed, we identify and estimate the fair value of net assets acquired, including certain identifiable intangible assets (other than goodwill) and liabilities assumed in the acquisitions. Any excess of the purchase price over the estimated fair value of the net assets acquired is assigned to goodwill. Intangible assets include customer agreements and relationships, non-compete covenants, existing technologies and trade names. Our initial allocation of purchase price is generally preliminary in nature and may not be final for up to one year from the date of acquisition. Changes to the estimates and assumptions used in determining our purchase price allocation may result in material differences depending on the size of the acquisition completed.

Change In / Initial Adoption of Accounting Policies

Recently adopted accounting pronouncements
In April 2015, the FASB issued Accounting Standards Update 2015-03, “Interest – Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs” (“ASU 2015-03”). ASU 2015-03 simplifies the presentation of debt issuance costs. ASU 2015-03 is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2015, which was our fiscal year beginning February 1, 2016. The Company adopted this guidance in the first quarter of fiscal 2017. The adoption of this standard did not have a material impact on our results of operations or disclosures.

In April 2015, the FASB issued Accounting Standards Update 2015-05, “Intangibles – Goodwill and Other – Internal Use Software (Subtopic 350-40): Customer’s Accounting for Fees Paid in a Cloud Computing Arrangement” (“ASU 2015-05”). ASU 2015-05 provides guidance about whether a cloud computing arrangement includes a software license. ASU 2015-05 is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2015, which was our fiscal year beginning February 1, 2016. The Company adopted this guidance in the first quarter of fiscal 2017. The adoption of this standard did not have a material impact on our results of operations or disclosures.

In August 2014, the FASB issued Accounting Standards Update 2014-15, “Presentation of Financial Statements – Going Concern (Subtopic 2015-40)” (“ASU 2014-15”). ASU 2014-15 requires an entity’s management to evaluate whether there are conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued. ASU 2014-15 is effective for annual periods ending after December 15, 2016, and for annual periods and interim periods thereafter, which is our fiscal year ended January 31, 2017. The Company adopted this guidance in the fourth quarter of fiscal 2017. The adoption of this amendment did not have a material impact on our results of operations or disclosures.

Recently issued accounting pronouncements
In May 2014, the FASB issued Accounting Standards Update 2014-09, “Revenue from Contracts with Customers” (“ASU 2014-09”). This update supersedes the revenue recognition requirements in ASC Topic 605, "Revenue Recognition" and nearly all other existing revenue recognition guidance under US GAAP. The core principal of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. In August 2015, the FASB issued Accounting Standards Update 2015-14 which defers the effective date of ASU 2014-09 for one year. ASU 2014-09 is now effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2017, which will be our fiscal year beginning February 1, 2018. Early adoption as of the original effective date of ASU 2014-09 is permitted. When applying ASU 2014-09 we can either apply the amendments: (i) retrospectively to each prior reporting period presented with the option to elect certain practical expedients as defined within ASU 2014-09 or (ii) retrospectively with the cumulative effect of initially applying ASU 2014-09 recognized at the date of initial application and providing certain additional disclosures as defined within ASU 2014-09. In March 2016, the FASB issued Accounting Standards Update 2016-08, “Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net)” (“ASU 2016-08”). ASU 2016-08 amends the guidance in ASU 2014-09 to clarify the implementation guidance on principal versus agent considerations. In April 2016, the FASB issued Accounting Standards Update 2016-10, “Revenue from Contracts with Customers (Topic 606):

Identifying Performance Obligations and Licensing” (“ASU 2016-10”). ASU 2016-10 amends the guidance in ASU 2014-09 to clarify the implementation guidance on identifying performance obligations and licensing. In May 2016, the FASB issued Accounting Standards Update 2016-12, “Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients” (“ASU 2016-12”). ASU 2016-12 amends the guidance in ASU 2014-09 to clarify the implementation guidance on collectibility, presentation of sales taxes, noncash consideration, completed contracts and contract modifications. In December 2016, the FASB issued Accounting Standards Update 2016-20, “Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers” (“ASU 2016-20”). ASU 2016-20 affects narrow aspects of the guidance issued in 2014-09. We continue to review our existing policies, differences between existing policies and the new standard, ensuring our data collection is appropriate and communicating the upcoming changes with various stakeholders. As a result, we are continuing to assess the impact that the above-mentioned ASUs will have on our results of operations, financial position and disclosures. Although it is expected to have an impact on our revenue recognition policies and disclosures, we have not yet selected a transition method nor have we determined when we will adopt the standard and the effect of the standard on our ongoing financial reporting.

In July 2015, the FASB issued Accounting Standards Update 2015-11, “Inventory (Topic 330): Simplifying the Measurement of Inventory” (“ASU 2015-11”). ASU 2015-11 provides guidance to more clearly articulate the requirements for the measurement and disclosure of inventory. ASU 2015-11 is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2016, which will be our fiscal year beginning February 1, 2017. The Company will adopt this guidance in the first quarter of fiscal 2018. The adoption of this amendment is not expected to have a material impact on our results of operations or disclosures.

In January 2016, the FASB issued Accounting Standards Update 2016-01, “Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities” (“ASU 2016-01”). ASU 2016-01 supersedes the guidance to classify equity securities with readily determinable fair values into different categories reducing the number of items that are recognized in other comprehensive income as well as simplifying the impairment assessment of equity investments without readily determinable fair values. ASU 2016-01 is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2017, which will be our fiscal year beginning February 1, 2018. The Company will adopt this guidance in the first quarter of fiscal 2019. The adoption of this amendment is not expected to have a material impact on our results of operations or disclosures.

In February 2016, the FASB issued Accounting Standards Update 2016-02, “Leases (Topic 842)” (“ASU 2016-02”). ASU 2016-02 supersedes the lease guidance in ASC Topic 840, “Leases” and requires the recognition of lease assets and lease liabilities by lessees for those leases classified as operating leases. ASU 2016-02 is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2018, which will be our fiscal year beginning February 1, 2019. The Company will adopt this guidance in the first quarter of fiscal 2020. The adoption of this standard is expected to increase assets and liabilities, as we will be required to record a right-of-use asset and a corresponding lease liability in our consolidated financial statements, as well as a decrease to operating costs, an increase to finance costs (due to accretion of the lease liability) and an increase to depreciation and amortization (due to amortization of the right-of-use asset).

In March 2016, the FASB issued Accounting Standards Update 2016-09, “Compensation – Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting” (“ASU 2016-09”). ASU 2016-09 simplifies the accounting and presentation of share-based compensation. ASU 2016-09 is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2016, which will be our fiscal year beginning February 1, 2017. Early adoption is permitted. The Company will adopt this guidance in the first quarter of fiscal 2018. The adoption of this amendment is not expected to have a material impact on our results of operations or disclosures.

In June 2016, the FASB issued Accounting Standards Update 2016-13, “Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASU 2016-13”). ASU 2016-13 requires measurement and recognition of expected credit losses for financial assets held. ASU 2016-13 is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2019, which will be our fiscal year beginning February 1, 2020. Early adoption is permitted. The Company will adopt this guidance in the first quarter of fiscal 2021 and is currently evaluating the impact that the adoption will have on its results of operations, financial position and disclosures.

In August 2016, the FASB issued Accounting Standards Update 2016-15, “Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments” (“ASU 2016-15”). ASU 2016-15 clarifies the presentation and classification in the statement of cash flows. ASU 2016-15 is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2017, which will be our fiscal year beginning February 1, 2018. Early adoption is permitted. The Company will adopt this guidance in the first quarter of fiscal 2019. The adoption of this amendment is not expected to have a material impact on our results of operations or disclosures.

In October 2016, the FASB issued Accounting Standards Update 2016-16, “Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory” (“ASU 2016-16”). ASU 2016-16 requires the recognition of the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. ASU 2016-16 is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2017, which will be our fiscal year beginning February 1, 2018. Early adoption is permitted. The Company will adopt this guidance in the first quarter of fiscal 2019. The adoption of this standard will result in the write-off of the balance of unamortized deferred tax charges and the recognition of previously unrecognized deferred tax assets in certain jurisdictions.

In January 2017, the FASB issued Accounting Standards Update 2017-01, “Business Combinations (Topic 805): Clarifying the Definition of a Business” (“ASU 2017-01”). ASU 2017-01 clarifies the definition of a business to assist entities with evaluating whether transactions should be accounted for as acquisitions of assets or businesses. ASU 2017-01 is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2017, which will be our fiscal year beginning February 1, 2018. Early adoption is not permitted. The Company will adopt this guidance in the first quarter of fiscal 2019. The adoption of this amendment is not expected to have a material impact on our results of operations or disclosures.

In January 2017, the FASB issued Accounting Standards Update 2017-04, “Intangibles – Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment” (“ASU 2017-04”). ASU 2017-04 simplifies how an entity is required to test goodwill for impairment. ASU 2017-04 is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2019, which will be our fiscal year beginning February 1, 2020. Early adoption is permitted. The Company will adopt this guidance in the first quarter of fiscal 2021. The adoption of this amendment is not expected to have a material impact on our results of operations or disclosures.

Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, management evaluated our disclosure controls and procedures (as defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) as of January 31, 2017. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of our disclosure controls and procedures were effective.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, management assessed the effectiveness of our internal control over financial reporting (as defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) as of January 31, 2017, based on criteria established in “Internal Control – Integrated Framework” (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the assessment, our Chief Executive Officer and Chief Financial Officer concluded that, as of January 31, 2017, the design and operation of our internal control over financial reporting was effective.

During the period beginning on November 1, 2016 and ended on January 31, 2017, no changes were made to the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Trends / Business Outlook

This section discusses our outlook for fiscal 2018 and in general as of the date of this MD&A, and contains forward-looking statements.

Our business may be impacted from time to time by the general cyclical and seasonal nature of particular modes of transportation and the freight market in general, as well as the cyclical and seasonal nature of the industries that such markets serve. Factors which may create cyclical fluctuations in such modes of transportation or the freight market in general include legal and regulatory requirements, timing of contract renewals between our customers and their own customers, seasonal-based tariffs, vacation periods applicable to particular shipping or receiving nations, weather-related events that impact shipping in particular geographies and amendments to international trade agreements. Since some of our revenues from particular products and services are tied to the volume of shipments being processed, adverse fluctuations in the volume of global shipments or shipments in any particular mode of transportation may adversely affect our revenues. Declines in shipment volumes would likely have a material adverse effect on our business.

Industry consolidation, rapid technological change and frequent new product introductions and enhancements continue to characterize the software and network services industries – particularly for logistics management technology companies. Organizations are increasingly requiring greater levels of functionality and more sophisticated product offerings from their software and services providers.

Increased importance is being placed on leveraging cloud-based technology to better manage logistics processes and to connect and collaborate with trading partners on a global basis, as well as to reuse and share supply chain data in order to accelerate time-to-value. Cloud-based technology also enables business networks to more easily unite and integrate services provided by a broad range of partners and technology alliances to extend functionality and further enhance collaboration between business communities. As a result, we believe there is a trend away from using manual and paper-based supply chain and logistics processes towards electronic processes powered by the exchange of electronic information between logistics and supply chain participants.

Accordingly, we expect that our future success will be dependent upon our ability to enhance current products or develop and introduce new products offering enhanced performance and new functionality at competitive prices. In particular, we believe customers are looking for end-to-end solutions that combine a multi-modal, multi-process network with business document exchange and wireless mobile resource management (“MRM”) applications with end-to-end global trade compliance and collaborative supply chain execution applications. These applications include freight bookings, contract and rate management, classification of goods for tariff and duty purposes, sanctioned party screening, customs filings and electronic shipment manifest processes, transportation management, routing and scheduling, purchase order to dock door processes, and inventory visibility.

We believe that there continues to be a growing acceptance of subscription pricing and SaaS business models in the markets we serve that provide lower up-front cost and easier-to-maintain alternatives than may be available through traditional perpetual license pricing models. In fiscal 2017, our services revenues comprised 97% of our total revenues, with the balance being license revenues. We expect that our focus in fiscal 2018 will remain on generating services revenues, primarily by promoting the use of our GLN (including customs compliance services) and the migration of customers using our legacy license-based products to our services-based architecture. We anticipate maintaining the flexibility to license our products to those customers who prefer to buy the products in that fashion and the composition of our revenues in any one quarter between services revenues and license revenues will be impacted by the buying preferences of our customers.

We have significant contracts with our license customers for ongoing support and maintenance, as well as significant service contracts which provide us with recurring services revenues. After their initial term, our service contracts are generally renewable at a customer’s option, and there are generally no mandatory payment obligations or obligations to license additional software or subscribe for additional services. For fiscal 2018, based on our historic experience, we anticipate that over a one-year period we may lose approximately 4% to 6% of our aggregate annualized recurring revenues in the ordinary course. This includes the loss of recurring revenue from our contract to operate the U.S. Census Bureau’s Automated Export System, AESDirect, as Census has now completed the transition of users of the AESDirect system to a new system operated by U.S. Customs & Border Protection. While the revenue from the Census contract represented approximately 1% of our aggregate revenues in fiscal 2017, there can be no assurance that we will be able to replace it or any other lost revenue with new sources of recurring revenue from new customer relationships or from existing customers.

We internally measure and manage our “baseline calibration,” a non-GAAP financial measure, which we define as the difference between our “baseline revenues” and “baseline operating expenses”. We define our “baseline revenues,” a non-GAAP financial measure, as our visible, recurring and contracted revenues. Baseline revenues are not a projection of anticipated total revenues for a period as they exclude any anticipated or expected new sales for a period beyond the date that the baseline revenues are measured. We define our “baseline operating expenses,” a non-GAAP financial measure, as our total expenses less interest, investment income, taxes, depreciation and amortization, stock-based compensation (for which we include related costs and taxes), acquisition-related costs and restructuring charges. Baseline operating expenses are not a projection of anticipated total expenses for a period as they exclude any expenses associated with anticipated or expected new sales for a period beyond the date that the baseline expenses are measured. Our baseline calibration is not a projection of net income for a period as determined in accordance with GAAP, or adjusted earnings before interest, taxes, depreciation and amortization for a period as it excludes anticipated or expected new sales for a period beyond the date that the baseline calibration is measured, excludes any costs of goods sold or other expenses associated with such new sales, and excludes the expenses identified as excluded in the definition of “baseline operating expenses,” above. We calculate and disclose “baseline revenues,” “baseline operating expenses” and “baseline calibration” because management uses these metrics in determining its planned levels of expenditures for a period and we believe this information is useful to our investors.  However, because these metrics are limited estimated operating metrics that do not have comparable GAAP measures, we are unable to provide quantitative reconciliations of these measures to GAAP measures without unreasonable efforts and accordingly are omitting this information. These metrics are estimated operating metrics and not projections, nor actual financial results, and are not indicative of current or future performance. These metrics do not have a standardized meaning prescribed by GAAP and are unlikely to be comparable to similarly-titled metrics used by other companies and are not a replacement or proxy for any GAAP measure. At February 1, 2017, using foreign exchange rates of $0.75 to CAD $1.00, $1.05 to EUR 1.00 and $1.22 to £1.00, we estimated that our baseline revenues for the first quarter of 2018 are approximately $51.0 million and our baseline operating expenses are approximately $36.0 million. We consider this to be our baseline calibration of approximately $15.0 million for the first quarter of 2018, or approximately 29% of our baseline revenues as at February 1, 2017.

We estimate that aggregate amortization expense for existing intangible assets will $27.5 million for 2018, $25.4 million for 2019, $24.4 million for 2020, $20.9 million for 2021, $17.0 million for 2022 and $30.3 million thereafter, assuming that no impairment of existing intangible assets occurs in the interim and subject to fluctuations in foreign exchange rates.

We anticipate that acquisition-related costs related to retention bonuses in fiscal 2018 will be approximately $0.8 million, conditional on future services rendered by employees.

We anticipate that stock-based compensation expense for fiscal 2018 will be approximately $1.5 million to $1.7 million, subject to any necessary adjustments resulting from reconciling estimated stock-based compensation forfeitures to actual stock-based compensation forfeitures.

We performed our annual goodwill impairment tests in accordance with ASC Topic 350, “Intangibles – Goodwill and Other” (“ASC Topic 350”) as at October 31, 2016 and determined that there was no evidence of impairment. We are currently scheduled to perform our next annual impairment test during the third quarter of fiscal 2018. We will continue to perform quarterly analyses of whether any event has occurred that would more likely than not reduce our enterprise value below our carrying amounts and, if so, we will perform a goodwill impairment test between the annual dates. The likelihood of any future impairment increases if our public market capitalization is adversely impacted by global economic, capital market or other conditions for a sustained period of time. Any future impairment adjustment will be recognized as an expense in the period that such adjustment is identified.

In fiscal 2017, capital expenditures were $4.9 million or 2% of revenues, as we continue to invest in computer equipment and software to support our network and build out our infrastructure. We anticipate that we will incur approximately $5.0 million to $7.0 million in capital expenditures in fiscal 2018 primarily related to investments in our network and security infrastructure.

We conduct business in a variety of foreign currencies and, as a result, our foreign operations are subject to foreign exchange fluctuations. Our businesses operate in their local currency environment and use their local currency as their functional currency. Assets and liabilities of foreign operations are translated into US dollars at the exchange rate in effect at the balance sheet date. Revenues and expenses of foreign operations are translated using daily exchange rates. Translation adjustments resulting from this process are accumulated in other comprehensive income (loss) as a separate component of shareholders’ equity. Transactions incurred in currencies other than the functional currency are converted to the functional currency at the transaction date. All foreign currency transaction gains and losses are included in net income. Some of our cash is held in foreign currencies. We currently have no specific hedging program in place to address fluctuations in international currency exchange rates. We can make no accurate prediction of what will happen with international currency exchange rates going forward. However, if the US dollar was to weaken in comparison to foreign currencies, then we anticipate this will increase the expenses of our business and have a negative impact on our results of operations. By way of illustration, 61% of our revenues in fiscal 2017 were in US dollars, 19% in euro, 6% in Canadian dollars, 5% in British pound sterling, and the balance in mixed currencies, while 44% of our operating expenses were in US dollars, 20% in euro, 19% in Canadian dollars, 5% in British pound sterling, and the balance in mixed currencies.

Our tax expense for a period is difficult to predict as it depends on many factors, including the actual jurisdictions in which income is earned, the tax rates in those jurisdictions, the amount of deferred tax assets relating to the jurisdictions and the valuation allowances relating to those tax assets. We can provide no assurance as to the timing or amounts of any income tax expense or recovery, nor can we provide any assurance that our current valuation allowance for deferred tax assets will not need to be adjusted further.

We intend to continue to actively explore business combinations to add complementary services, products and customers to our existing businesses.  We also intend to continue to focus our acquisition activities on companies that are targeting the same customers as us and processing similar data and, to that end, we listen to our customers’ suggestions as they relate to acquisition opportunities. Depending on the size and scope of any business combination, or series of business combinations, we may choose or need to use our existing credit facility or need to raise additional debt or equity capital. However, there can be no assurance that we will be able to undertake such a financing transaction. If we use debt in connection with acquisition activity, we will incur additional interest expense from the date of the draw under such facility.

Certain future commitments are set out above in the section of this MD&A called “Commitments, Contingencies and Guarantees”. We believe that we have sufficient liquidity to fund our current operating and working capital requirements, including the payment of these commitments.

Certain Factors That May Affect Future Results

Any investment in us will be subject to risks inherent to our business. Before making an investment decision, you should carefully consider the risks described below together with all other information included in this report. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties that we are not aware of or have not focused on, or that we currently deem immaterial, may also impair our business operations. This report is qualified in its entirety by these risk factors.

If any of the risks actually occur, they could materially adversely affect our business, financial condition, liquidity or results of operations. In that case, the trading price of our securities could decline and you may lose all or part of your investment.

We may have difficulties identifying, successfully integrating or maintaining or growing our acquired businesses.
Businesses that we acquire may sell products or operate services that we have limited experience operating or managing. We may experience unanticipated challenges or difficulties identifying suitable acquisition candidates, integrating their businesses into our company, maintaining these businesses at their current levels or growing these businesses. Factors that may impair our ability to identify, successfully integrate, maintain or grow acquired businesses may include, but are not limited to:
•	Challenges identifying suitable businesses to buy and negotiating the acquisition of those businesses on acceptable terms;
•	Challenges completing the acquisitions within our expected time frames and budgets;
•	Challenges in integrating acquired businesses with our business;
•	Loss of customers of the acquired business;
•	Loss of key personnel from the acquired business, such as former executive officers or key technical personnel;
•	Non-compatible business cultures;
•
For regulatory compliance businesses, changes in government regulations impacting electronic regulatory filings or import/export compliance, including changes in which government agencies are responsible for gathering import and export information;

•	Difficulties in gaining necessary approvals in international markets to expand acquired businesses as contemplated;
•	Our inability to obtain or maintain necessary security clearances to provide international shipment management services;
•	Our failure to make appropriate capital investments in infrastructure to facilitate growth; and
•	Other risk factors identified in this report.

We may fail to properly respond to any of these risks, which may have a material adverse effect on our business results.

Investments in acquisitions and other business initiatives involve a number of risks that could harm our business.
We have in the past acquired, and in the future expect to seek to acquire, additional products, services, customers, technologies and businesses that we believe are complementary to ours. For example, in fiscal 2017, we acquired Pixi, Appterra, 4Solutions and Datamyne. In fiscal 2016, we acquired MK Data, BearWare and Oz. In fiscal 2015 we acquired Computer Management, Customs Info, Airclic, e-customs and Pentant. We are unable to predict whether or when we will be able to identify any appropriate products, technologies or businesses for acquisition, or the likelihood that any potential acquisition will be available on terms acceptable to us or will be completed. We also, from time to time, take on investments in other business initiatives, such as the implementation of new systems or purchase of marketable securities.

Acquisitions and other business initiatives involve a number of risks, including: substantial investment of funds, diversion of management’s attention from current operations; additional demands on resources, systems, procedures and controls; and disruption of our ongoing business. Acquisitions specifically involve risks, including: difficulties in integrating and retaining all or part of the acquired business, its customers and its personnel; assumption of disclosed and undisclosed liabilities; dealing with unfamiliar laws, customs and practices in foreign jurisdictions; and the effectiveness of the acquired company’s internal controls and procedures. In addition, we may not identify all risks or fully assess risks identified in connection with an investment. As well, by investing in such initiatives, we may deplete our cash resources or dilute our shareholder base by issuing additional shares. Furthermore, for acquisitions, there is a risk that our valuation assumptions, customer retention expectations and our models for an acquired product or business may be erroneous or inappropriate due to foreseen or unforeseen circumstances and thereby cause us to overvalue an acquisition target. There is also a risk that the contemplated benefits of an acquisition or other investment may not materialize as planned or may not materialize within the time period or to the extent anticipated. The individual or combined effect of these risks could have a material adverse effect on our business.

Our existing customers might cancel contracts with us, fail to renew contracts on their renewal dates, and/or fail to purchase additional services and products, and we may be unable to attract new customers.
We depend on our installed customer base for a significant portion of our revenues. We have significant contracts with our license customers for ongoing support and maintenance, as well as significant service contracts that provide recurring services revenues to us. In addition, our installed customer base has historically generated additional new license and services revenues for us. Service contracts are generally renewable at a customer’s option and/or subject to cancellation rights, and there are generally no mandatory payment obligations or obligations to license additional software or subscribe for additional services.

If our customers fail to renew their service contracts, fail to purchase additional services or products, or we are unable to attract new customers, then our revenues could decrease and our operating results could be adversely affected. Factors influencing such contract terminations could include changes in the financial circumstances of our customers, dissatisfaction with our products or services, our retirement or lack of support for our legacy products and services, our customers selecting or building alternate technologies to replace us, the cost of our products and services as compared to the cost of products and services offered by our competitors, our ability to attract, hire and maintain qualified personnel to meet customer needs, consolidating activities in the market, and changes in our customers’ business or in regulation impacting our customers’ business that may no longer necessitate the use of our products or services, general economic or market conditions, or other reasons. Further, our customers could delay or terminate implementations or use of our services and products or be reluctant to migrate to new products. Such customers will not generate the revenues we may have anticipated within the timelines anticipated, if at all, and may be less likely to invest in additional services or products from us in the future. We may not be able to adjust our expense levels quickly enough to account for any such revenue losses. In addition, loss of one or more of our key customers could adversely impact our competitive position in the marketplace and hurt our credibility and ability to attract new customers.

System or network failures or information security breaches in connection with our services and products could reduce our sales, impair our reputation, increase costs or result in liability claims, and seriously harm our business.
We rely on information technology networks and systems to process, transmit and store electronic information.  Any disruption to our services and products, our own information systems or communications networks or those of third-party providers on which we rely as part of our own product offerings could result in the inability of our customers to receive our products for an indeterminate period of time. Our ability to deliver our products and services depends on the development and maintenance of internet infrastructure by third parties. This includes maintenance of reliable networks with the necessary security, speed, data capacity and bandwidth. While our services are designed to operate without interruption, we have experienced, and may in the future experience, interruptions and delays in services and availability from time to time. In the event of a catastrophic event with respect to one or more of our systems, we may experience an extended period of system unavailability, which could negatively impact our relationship with customers. Our services and products may not function properly for reasons which may include, but are not limited to, the following:
•	System or network failure;
•	Software errors, failures and crashes;
•	Interruption in the supply of power;
•	Virus proliferation or malware;
•	Communications failures;
•	Information or infrastructure security breaches;
•	Insufficient investment in infrastructure;
•	Earthquakes, fires, floods, natural disasters, or other force majeure events outside our control; and
•	Acts of war, sabotage, cyber-attacks, denial-of-service attacks and/or terrorism.

In addition, any disruption to the availability of customer information, or any compromise to the integrity or confidentiality of customer information in our systems or networks, or the systems or networks of third parties on which we rely, could result in our customers being unable to effectively use our products or services or forced to take mitigating actions to protect their information. Back-up and redundant systems may be insufficient or may fail and result in a disruption of availability of our products or services to our customers or the integrity or availability of our customers’ information.

Some jurisdictions have enacted laws requiring companies to notify individuals of data security breaches involving certain types of personal data and in some cases our agreements with certain customers require us to notify them in the event of a security incident.  Such mandatory disclosures could lead to negative publicity and may cause our current and prospective customers to lose confidence in the effectiveness of our data security measures. Moreover, if a high-profile security breach occurs with respect to another SaaS provider, customers may lose trust in the security of the SaaS business model generally, which could adversely impact our ability to retain existing customers or attract new ones.

Any actual or perceived threat of disruption to our services or any compromise of customer information could impair our reputation and cause us to lose customers or revenue, or face litigation, necessitate customer service or repair work that would involve substantial costs and distract management from operating our business. Despite the implementation of advanced threat protection, information and network security measures and disaster recovery plans, our systems and those of third parties on which we rely may be vulnerable.  If we are unable (or are perceived as being unable) to prevent, or promptly identify and remedy, such outages and breaches, our operations may be disrupted, our business reputation could be adversely affected, and there could be a negative impact on our financial condition and results of operations.

Our success depends on our ability to continue to innovate and to create new solutions and enhancements to our existing products
We may not be able to develop and introduce new solutions and enhancements to our existing products that respond to new technologies or shipment regulations on a timely basis. If we are unable to develop and sell new products and new features for our existing products that keep pace with rapid technological and regulatory change as well as developments in the transportation logistics industry, our business, results of operations and financial condition could be adversely affected.  We intend to continue to invest significant resources in research and development to enhance our existing products and services and introduce new high-quality products that customers will want. If we are unable to predict or quickly react to user preferences or changes in the transportation logistics industry, or its regulatory requirements, or if we are unable to modify our products and services on a timely basis or to effectively bring new products to market, our sales may suffer.

In addition, we may experience difficulties with software or hardware development, design, integration with third-party software or hardware, or marketing that could delay or prevent our introduction, deployment or implementation of new solutions and enhancements. The introduction of new solutions by competitors, the emergence of new industry standards or the development of entirely new technologies to replace existing offerings could render our existing or future solutions obsolete.

We may not have sufficient resources to make the necessary investments in software development and our technical infrastructure, and we may experience difficulties that could delay or prevent the successful development, introduction or marketing of new products or enhancements. In addition, our products or enhancements may not meet increasingly complex customer requirements or achieve market acceptance at the rate we expect, or at all. Any failure by us to anticipate or respond adequately to technological advancements, customer requirements and changing industry standards, or any significant delays in the development, introduction or availability of new products or enhancements, could undermine our current market position and negatively impact our business, results of operations or financial condition.

We may not remain competitive. Increased competition could seriously harm our business.
The market for supply chain technology is highly competitive and subject to rapid technological change. We expect that competition will increase in the future. To maintain and improve our competitive position, we must continue to develop and introduce in a timely and cost effective manner new products, product features and network services to keep pace with our competitors. We currently face competition from a large number of specific market entrants, some of which are focused on specific industries, geographic regions or other components of markets we operate in.

Current and potential competitors include supply chain application software vendors, customers that undertake internal software development efforts, value-added networks and business document exchanges, enterprise resource planning software vendors, regulatory filing companies, trade data vendors and general business application software vendors. Many of our current and potential competitors may have one or more of the following relative advantages:
•	Established relationships with existing customers or prospects that we are targeting;
•	Superior product functionality and industry-specific expertise;
•	Broader range of products to offer and better product life cycle management;
•	Larger installed base of customers;
•	Greater financial, technical, marketing, sales, distribution and other resources;
•	Better performance;
•	Lower cost structure and more profitable operations;
•	Greater investment in infrastructure;
•	Greater worldwide presence;
•	Early adoption of, or adaptation to changes in, technology; or
•	Longer operating history; and/or greater name recognition.

Further, current and potential competitors have established, or may establish, cooperative relationships and business combinations among themselves or with third parties to enhance their products, which may result in increased competition. In addition, we expect to experience increasing price competition and competition surrounding other commercial terms as we compete for market share. In particular, larger competitors or competitors with a broader range of services and products may bundle their products, rendering our products more expensive and/or less functional. As a result of these and other factors, we may be unable to compete successfully with our existing or new competitors.

Disruptions in the movement of freight could negatively affect our revenues.
Our business is highly dependent on the movement of freight from one point to another since we generate transaction revenues as freight is moved by, to or from our customers. If there are disruptions in the movement of freight, proper reporting or the overall volume of international shipments, whether as a result of labor disputes, weather or natural disaster, terrorist events, political instability, changes in cross border trade agreements, contagious illness outbreaks, or otherwise, then the traffic volume on our Global Logistics Network will be impacted and our revenues will be adversely affected. As these types of freight disruptions are generally unpredictable, there can be no assurance that our business, results of operations and financial condition will not be adversely affected by such events.

Changes in the value of the U.S. dollar, as compared to the currencies of other countries where we transact business, could harm our operating results and financial condition.
Historically, the largest percentage of our revenues has been denominated in U.S. dollars. However, the majority of our international expenses, including the wages of our non-U.S. employees and certain key supply agreements, have been denominated in Canadian dollars, euros and other foreign currencies. Therefore, changes in the value of the U.S. dollar as compared to the Canadian dollar, the euro and other foreign currencies may materially affect our operating results. We generally have not implemented hedging programs to mitigate our exposure to currency fluctuations affecting international accounts receivable, cash balances and inter-company accounts. We also have not hedged our exposure to currency fluctuations affecting future international revenues and expenses and other commitments. Accordingly, currency exchange rate fluctuations have caused, and may continue to cause, variability in our foreign currency denominated revenue streams, expenses, and our cost to settle foreign currency denominated liabilities.

General economic conditions may affect our results of operations and financial condition.
Demand for our products depends in large part upon the level of capital and operating expenditures by many of our customers. Decreased capital and operational spending could have a material adverse effect on the demand for our products and our business, results of operations, cash flow and overall financial condition. Disruptions in the financial markets may adversely impact the availability of credit already arranged and the availability and cost of credit in the future, which could result in the delay or cancellation of projects or capital programs on which our business depends. In addition, disruptions in the financial markets may also have an adverse impact on regional economies or the world economy, which could negatively impact the capital and operating expenditures of our customers. These conditions may reduce the willingness or ability of our customers and prospective customers to commit funds to purchase our products and services, or their ability to pay for our products and services after purchase.

If we fail to attract and retain key personnel, it would adversely affect our ability to develop and effectively manage our business.
Our performance is substantially dependent on the performance of our highly qualified management, technical expertise, and sales and marketing personnel, which we regard as key individuals to our business. We do not maintain life insurance policies on any of our employees that list Descartes as a loss payee. Our success is highly dependent on our ability to identify, hire, train, motivate, promote, and retain key individuals. Significant competition exists for management and skilled personnel. If we fail to cross train key employees, particularly those with specialized knowledge it could impair our ability to provide consistent and uninterrupted service to our customers. If we are not able to attract, retain or establish an effective succession planning program for key individuals it could have a material adverse effect on our business, results of operations, financial condition and the price of our common shares.

We have in the past, and may in the future, make changes to our executive management team or board of directors. There can be no assurance that any such changes and the resulting transition will not have a material adverse effect on our business, results of operations, financial condition and the price of our common shares.

Changes in government filing or screening requirements for global trade may adversely impact our business.
Our regulatory compliance services help our customers comply with government filing and screening requirements relating to global trade. The services that we offer may be impacted, from time to time, by changes in these requirements, including potential future changes as a consequence of the results of the UK Brexit vote. Changes in requirements that impact electronic regulatory filings or import/export compliance, including changes adding or reducing filing requirements, changes in enforcement practices or changes in the government agency responsible for such requirements could adversely impact our business, results of operations and financial condition.

Emergence or increased adoption of alternative sources for trade data may adversely impact our business.
With recent acquisitions in the area of supplying trade data and content, an increasing portion of our business relates to the supply of trade data and content that is often used by our customers in other systems, such as enterprise resource planning systems.  Emergence or increased adoption of alternative sources of this data and content could have an adverse impact on our customers’ needs to obtain this data and content from us and/or the need for certain of the third party system vendors in this field to refer customers to us for this data and content, each of which could adversely impact upon the revenues and income we generate from these areas of our business.

We may have exposure to greater than anticipated tax liabilities or expenses.
We are subject to income and non-income taxes in various jurisdictions and our tax structure is subject to review by both domestic and foreign taxation authorities and currently has tax audits open in a number of jurisdictions in which we operate. On a quarterly basis we assess the status of these audits and the potential for adverse outcomes to determine whether a provision for income and other taxes is appropriate. The timing of the resolution of income tax audits is highly uncertain, and the amounts ultimately paid, if any, upon resolution of the issues raised by the taxing authorities may differ from any amounts that we accrue from time to time. The actual amount of any change could vary significantly depending on the ultimate timing and nature of any settlements. We cannot currently provide an estimate of the range of possible outcomes.

The determination of our worldwide provision for income taxes and other tax liabilities requires significant judgment. In the ordinary course of a global business, there are many transactions and calculations where the ultimate tax outcome is uncertain. Any audit of our tax filings could materially change the amount of current and deferred income tax assets and liabilities. We have recorded a valuation allowance against a portion of our net deferred tax assets. If we achieve a consistent level of profitability, the likelihood of further reducing our deferred tax valuation allowance for some portion of the losses incurred in prior periods in one of our jurisdictions will increase. We calculate our current and deferred tax provision based on estimates and assumptions that could differ from the actual results reflected in income tax returns filed during subsequent years. Adjustments based on filed returns are generally recorded in the period when the tax returns are filed and the global tax implications are known. Our estimate of the potential outcome for any uncertain tax issue is based on a number of assumptions. Any further changes to the valuation allowance for our deferred tax assets would also result in an income tax recovery or income tax expense, as applicable, on the consolidated statements of operations in the period in which the valuation allowance is changed.

Changes to earnings resulting from past acquisitions may adversely affect our operating results.
Under ASC Topic 805, “Business Combinations”, we allocate the total purchase price to an acquired company’s net tangible assets, intangible assets and in-process research and development based on their values as of the date of the acquisition (including certain assets and liabilities that are recorded at fair value) and record the excess of the purchase price over those values as goodwill. Management’s estimates of fair value are based upon assumptions believed to be reasonable but which are inherently uncertain. After we complete an acquisition, the following factors, among others, could result in material charges that would adversely affect our operating results and may adversely affect our cash flows:

•	Impairment of goodwill or intangible assets;
•	A reduction in the useful lives of intangible assets acquired;
•	Identification of assumed contingent liabilities after we finalize the purchase price allocation period;
•	Charges to our operating results to eliminate certain pre-merger activities that duplicate those of the acquired company or to reduce our cost structure; and
•	Charges to our operating results resulting from revised estimates to restructure an acquired company’s operations after we finalize the purchase price allocation period.

Routine charges to our operating results associated with acquisitions include amortization of intangible assets, acquisition-related costs and restructuring charges. Acquisition-related costs primarily include retention bonuses, advisory services, brokerage services and administrative costs with respect to completed and prospective acquisitions.

We expect to continue to incur additional costs associated with combining the operations of our acquired companies, which may be substantial. Additional costs may include costs of employee redeployment, relocation and retention, including salary increases or bonuses, accelerated stock-based compensation expenses and severance payments, reorganization or closure of facilities, taxes, and termination of contracts that provide redundant or conflicting services. These costs would be accounted for as expenses and would decrease our net income and earnings per share for the periods in which those adjustments are made.

As we continue to increase our international operations we increase our exposure to international business risks that could cause our operating results to suffer.
While our headquarters are in Canada, we currently have direct operations in the U.S., EMEA, Asia Pacific and South American regions. We anticipate that these international operations will continue to require significant management attention and financial resources to localize our services and products for delivery in these markets, to develop compliance expertise relating to international regulatory agencies, and to develop direct and indirect sales and support channels in those markets. We face a number of risks associated with conducting our business internationally that could negatively impact our operating results. These risks include, but are not limited to:
•	Longer collection time from foreign clients, particularly in the EMEA region and the Asia Pacific region;
•	Difficulty in repatriating cash from certain foreign jurisdictions;
•	Language barriers, conflicting international business practices, and other difficulties related to the management and administration of a global business;
•	Increased management, travel, infrastructure and legal compliance costs associated with having international operations;
•	Difficulties and costs of staffing and managing geographically disparate direct and indirect operations;
•	Volatility or fluctuations in foreign currency and tariff rates;
•	Multiple, and possibly overlapping, tax structures;
•	Complying with complicated and widely differing global laws and regulations in areas such as employment, tax, privacy and data protection;
•	Trade restrictions;
•	Enhanced security procedures and requirements relating to certain jurisdictions;
•	The need to consider characteristics unique to technology systems used internationally;
•	Economic or political instability in some markets; and
•	Other risk factors set out herein.

If we need additional capital in the future and are unable to obtain it or can only obtain it on unfavorable terms, our operations may be adversely affected, and the market price for our securities could decline.
Historically, we have financed our operations primarily through cash flows from our operations, the sale of our equity securities and borrowing under our credit facility. In addition to our current cash and available debt facilities, we may need to raise additional debt or equity capital to fund expansion of our operations, to enhance our services and products, or to acquire or invest in complementary products, services, businesses or technologies. However, there can be no assurance that we will be able to undertake incremental financing transactions. If we raise additional funds through further issuances of convertible debt or equity securities, our existing shareholders could suffer significant dilution and any new equity securities we issue could have rights, preferences and privileges superior to those attaching to our common shares. Our current credit facility contains, and any debt financing secured by us in the future could contain restrictive covenants relating to our capital-raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. In addition, we may not be able to obtain additional financing on terms favorable to us, if at all. If adequate funds are not available on terms favorable or at all, our operations and growth strategy may be adversely affected and the market price for our common shares could decline.

Increases in fuel prices and other transportation costs may have an adverse effect on the businesses of our customers resulting in them spending less money with us.
Our customers are all involved, directly or indirectly, in the delivery of goods from one point to another, particularly transportation providers and freight forwarders. As the costs of these deliveries become more expensive, whether as a result of increases in fuel costs or otherwise, our customers may have fewer funds available to spend on our products and services. There can be no assurance that these companies will be able to allocate sufficient funds to use our products and services. In addition, rising fuel costs may cause global or geographic-specific reductions in the number of shipments being made, thereby impacting the number of transactions being processed by our Global Logistics Network and our corresponding network revenues.

We may not be able to compensate for downward pricing pressure on certain products and services by increased volumes of transactions or increased prices elsewhere in our business, ultimately resulting in lower revenues.
Some of our products and services are sold to industries where there is downward pricing pressure on the particular product or service due to competition, general industry conditions or other causes. If we cannot offset any such downward pricing pressure, then the particular customer may generate less revenue for our business or we may have less aggregate revenue. This could have an adverse impact on our operating results.

Concerns about the environmental impacts of greenhouse gas emissions and global climate change may result in environmental taxes, charges, regulatory schemes, assessments or penalties, which could restrict or negatively impact our operations or reduce our profitability.
The impacts of human activity on global climate change have attracted considerable public and scientific attention, as well as the attention of the U.S. and other governments. Efforts are being made to reduce greenhouse gas emissions and energy consumption, including those from automobiles and other modes of transportation. The added cost of any environmental regulation, taxes, charges, assessments or penalties levied or imposed on our customers in light of these efforts could result in additional costs for our customers, which could lead them to reduce use of our services. There are also a number of legislative and environmental regulatory initiatives internationally that could restrict or negatively impact our operations or increase our costs. Additionally, environmental regulation, taxes, charges, assessments or penalties could be levied or imposed directly on us. Any enactment of laws or passage of regulations regarding greenhouse gas emissions by Canada, the U.S., or any other jurisdiction we conduct our business in, could adversely affect our operations and financial results.

The general cyclical and seasonal nature of the freight market may have a material adverse effect on our business, results of operations and financial condition.
Our business may be impacted from time to time by the general cyclical and seasonal nature of particular modes of transportation and the freight market in general, as well as the cyclical and seasonal nature of the industries that such markets serve. Factors which may create cyclical fluctuations in such modes of transportation or the freight market in general include legal and regulatory requirements, timing of contract renewals between our customers and their own customers, seasonal-based tariffs, vacation periods applicable to particular shipping or receiving nations, weather-related events that impact shipping in particular geographies and amendments to international trade agreements. Since some of our revenues from particular products and services are tied to the volume of shipments being processed, adverse fluctuations in the volume of global shipments or shipments in any particular mode of transportation may adversely affect our revenues. Declines in shipment volumes would likely have a material adverse effect on our business.

From time to time, we may be subject to litigation or dispute resolution that could result in significant costs to us and damage to our reputation.
From time to time, we may be subject to litigation or dispute resolution relating to any number or type of claims, including claims for damages related to undetected errors or malfunctions of our services and products or their deployment, claims related to previously-completed acquisition transactions or claims relating to applicable securities laws. Litigation may seriously harm our business because of the costs of defending the lawsuit, diversion of employees’ time and attention and potential damage to our reputation.

Further, our services and products are complex and often implemented by our customers to interact with third-party technology or networks. Claims may be made against us for damages properly attributable to those third-party technologies or networks, regardless of our lack of responsibility for any failure resulting in a loss, even if our services and products perform in accordance with their functional specifications. We may also have disputes with key suppliers for damages incurred which, depending on resolution of the disputes, could impact the ongoing quality, price or availability of the services or products we procure from the supplier. Limitation of liability provisions in certain third-party contracts may not be enforceable under the laws of some jurisdictions. As a result, we could be required to pay substantial amounts of damages in settlement or upon the determination of any of these types of claims, and incur damage to our reputation and products. The likelihood of such claims and the amount of damages we may be required to pay may increase as our customers increasingly use our services and products for critical business functions, or rely on our services and products as the systems of record to store data for use by other customer applications. Our insurance may not cover potential claims, or may not be adequate to cover all costs incurred in defense of potential claims or to indemnify us for all liability that may be imposed. A claim brought against us that is uninsured or underinsured could result in unanticipated costs, thereby harming our operating results and leading analysts or potential investors to lower their expectations of our performance, which could reduce the trading price of our common shares.

We are dependent on certain key vendors for our inventory of telematics units, which could impede our development and expansion.
We currently have relationships with a small number of mobile asset unit vendors over which we have no operational or financial control and no influence in how these vendors conduct their businesses. Suppliers of mobile asset units could among other things, extend delivery times, raise prices and limit supply due to their own shortages and business requirements. Interruption in the supply of equipment from these vendors could delay our ability to maintain, grow and expand our telematics solutions business. If our relationships with any of these unit vendors were to terminate, there is no guarantee that our remaining unit vendors would be able to handle the increased equipment supply required to maintain and grow our expansive networks at our desired rates.  There is also no guarantee that business relationships with other key unit vendors could be entered into on terms desirable or favorable to us, if at all.  Fewer key vendors might mean that existing or potential customers are unable to meaningfully communicate using our Global Logistics Network, which may cause existing and potential customers to move to competitors’ products.  Such equipment supply issues could adversely affect our business, results of operations and financial condition.

If we are unable to generate broad market acceptance of our services, products and pricing, serious harm could result to our business.
We currently derive substantially all of our revenues from our federated network and global logistics technology solutions and expect to do so in the future. Broad market acceptance of these types of services and products, and their related pricing, is therefore critical to our future success. The demand for, and market acceptance of, our services and products is subject to a high level of uncertainty. Some of our services and products are often considered complex and may involve a new approach to the conduct of business by our customers. The market for our services and products may weaken, competitors may develop superior services and products that perform logistics services on a global scale or within a particular geographic region, or we may fail to develop or maintain acceptable services and products to address new market conditions, governmental regulations or technological changes. Any one of these events could have a material adverse effect on our business, results of operations and financial condition.

Our success and ability to compete depend upon our ability to secure and protect patents, trademarks and other proprietary rights.
We consider certain aspects of our internal operations, products, services and related documentation to be proprietary, and we primarily rely on a combination of patent, copyright, trademark and trade secret laws and other measures to protect our proprietary rights. Patent applications or issued patents, as well as trademark, copyright, and trade secret rights may not provide adequate protection or competitive advantage and may require significant resources to obtain and defend. We will also not be able to protect our intellectual property if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property. Despite our precautions, it may be possible for unauthorized third parties to copy our products and use information that we regard as proprietary to create products and services that compete with ours. We also rely on contractual restrictions in our agreements with customers, employees, outsourced developers and others to protect our intellectual property rights. There can be no assurance that these agreements will not be breached, that we will have adequate remedies for any breach, or that our patents, copyrights, trademarks or trade secrets will not otherwise become known. Through an escrow arrangement, we have granted some of our customers a contingent future right to use our source code for software products solely for their internal maintenance services. If our source code is accessed through an escrow, the likelihood of misappropriation or other misuse of our intellectual property may increase.

Moreover, the laws of some countries do not protect proprietary intellectual property rights as effectively as do the laws of the U.S. and Canada. Protecting and defending our intellectual property rights could be costly regardless of venue. In order to protect our intellectual property rights, we may be required to spend significant resources to monitor and protect these rights. Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the intellectual property rights of others or to defend against claims of infringement or invalidity.  Litigation brought to protect and enforce our intellectual property rights could be costly, time consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights. Our inability to protect our proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of our management’s attention and resources, could delay further sales or the implementation of our solutions, impair the functionality of our solutions, delay introductions of new solutions, result in our substituting inferior or more costly technologies into our solutions, or injure our reputation.

Claims that we infringe third-party proprietary rights could trigger indemnification obligations and result in significant expenses or restrictions on our ability to provide our products or services.
Competitors and other third parties have claimed, and in the future may claim, that our current or future services or products infringe their proprietary rights or assert other claims against us. Many of our competitors have obtained patents covering products and services generally related to our products and services, and they may assert these patents against us. Such claims, whether with or without merit, could be time consuming and expensive to litigate or settle and could divert management attention from focusing on our core business.

As a result of such a dispute, we may have to pay damages, incur substantial legal fees, suspend the sale or deployment of our services and products, develop costly non-infringing technology, if possible, or enter into license agreements, which may not be available on terms acceptable to us, if at all. Any of these results would increase our expenses and could decrease the functionality of our services and products, which would make our services and products less attractive to our current and/or potential customers. We have agreed in some of our agreements, and may agree in the future, to indemnify other parties for any expenses or liabilities resulting from claimed infringements of the proprietary rights of third parties. If we are required to make payments pursuant to these indemnification agreements, such payments could have a material adverse effect on our business, results of operations and financial condition.

Our results of operations may vary significantly from quarter to quarter and therefore may be difficult to predict or may fail to meet investment community expectations.
Our results of operations may vary from quarter to quarter in the future due to a variety of factors, many of which are outside of our control. Such factors include, but are not limited to:
•	Volatility or fluctuations in foreign currency exchange rates;
•	Volatility or fluctuations in interest rates;
•	Timing of acquisitions and related costs;
•	Timing of restructuring activities;
•	The introduction of enhanced products and services from competitors;
•	Our ability to introduce new products and updates to our existing products on a timely basis;
•	The termination of any key customer contracts, whether by the customer or by us;
•	Recognition and expensing of deferred tax assets;
•	Legal costs incurred in bringing or defending any litigation with customers or third-party providers, and any corresponding judgments or awards;
•	Legal and compliance costs incurred to comply with regulatory requirements;
•	Fluctuations in the demand for our services and products;
•	The impact of stock-based compensation expense;
•	Price and functionality competition in our industry;
•	Changes in legislation and accounting standards;
•	Our ability to satisfy contractual obligations in customer contracts and deliver services and products to the satisfaction of our customers; and
•	Other risk factors discussed in this report.

Although our revenues may fluctuate from quarter to quarter, significant portions of our expenses are not variable in the short term, and we may not be able to reduce them quickly to respond to decreases in revenues. If revenues are below expectations, this shortfall is likely to adversely and/or disproportionately affect our operating results. If this occurs, the trading price of our common shares may fall substantially.

Privacy laws and regulations are extensive, open to various interpretations, complex to implement and may reduce demand for our products, and failure to comply may impose significant liabilities.
Our customers can use our products to collect, use, process and store information regarding their shipments. Federal, state and foreign government bodies and agencies may adopt laws and regulations regarding the collection, use, processing, storage and disclosure of such information obtained from consumers and individuals. In addition to government regulatory activity, privacy advocacy groups and the technology industry and other industries may consider various new, additional or different self-regulatory standards that may place additional burdens directly on our customers and target customers, and indirectly on us. Our products are expected to be capable of use by our customers in compliance with such laws and regulations. The functional and operational requirements and costs of compliance with such laws and regulations may adversely impact our business, and failure to enable our products to comply with such laws and regulations could lead to significant fines and penalties imposed by regulators, as well as claims by our customers or third parties. Additionally, all of these domestic and international legislative and regulatory initiatives could adversely affect our customers’ ability or desire to collect, use, process and store shipment logistics information, which could reduce demand for our products.

The price of our common shares has in the past been volatile and may also be volatile in the future.
The trading price of our common shares may be subject to fluctuation in the future. This may make it more difficult for you to resell your common shares when you want at prices that you find attractive. Increases in our common share price may also increase our compensation expense pursuant to our existing director, officer and employee compensation arrangements. We enter into equity derivative contracts including floating-rate equity forwards to partially offset the potential fluctuations of certain share-based compensation expenses. Fluctuations in our common share price may be caused by events unrelated to our operating performance and beyond our control. Factors that may contribute to fluctuations include, but are not limited to:
•	Revenue or results of operations in any quarter failing to meet the expectations, published or otherwise, of the investment community;
•	Changes in recommendations or financial estimates by industry or investment analysts;
•	Changes in management or the composition of our board of directors;
•	Outcomes of litigation or arbitration proceedings;
•	Announcements of technological innovations or acquisitions by us or by our competitors;
•	Introduction of new products or significant customer wins or losses by us or by our competitors;
•	Developments with respect to our intellectual property rights or those of our competitors;
•	Fluctuations in the share prices of other companies in the technology and emerging growth sectors;
•	General market conditions; and
•	Other risk factors set out in this report.

If the market price of our common shares drops significantly, shareholders could institute securities class action lawsuits against us, regardless of the merits of such claims. Such a lawsuit could cause us to incur substantial costs and could divert the time and attention of our management and other resources from our business.

Fair value assessments of our intangible assets required by GAAP may require us to record significant non-cash charges associated with intangible asset impairment.
Significant portions of our assets, which include customer agreements and relationships, non-compete covenants, existing technologies and trade names, are intangible. We amortize intangible assets on a straight-line basis over their estimated useful lives. We review the carrying value of these assets at least annually for evidence of impairment. In accordance with ASC Topic 360-10-35, “Property, Plant, and Equipment: Overview: Subsequent Measurement” an impairment loss is recognized when the estimate of undiscounted future cash flows generated by such assets is less than the carrying amount. Measurement of the impairment loss is based on the present value of the expected future cash flows. Future fair value assessments of intangible assets may require impairment charges to be recorded in the results of operations for future periods. This could impair our ability to achieve or maintain profitability in the future.

If our common share price decreases to a level such that the fair value of our net assets is less than the carrying value of our net assets, we may be required to record additional significant non-cash charges associated with goodwill impairment.
We account for goodwill in accordance with ASC Topic 350, “Intangibles – Goodwill and Other”, which among other things, requires that goodwill be tested for impairment at least annually. We have designated October 31st for our annual impairment test. Should the fair value of our net assets, determined by our market capitalization, be less than the carrying value of our net assets at future annual impairment test dates, we may have to recognize goodwill impairment losses in our results of operations in future periods. This could impair our ability to achieve or maintain profitability in the future.

We have a substantial accumulated deficit and may incur losses in the future.
As at January 31, 2017, our accumulated deficit was $238.5 million, which has been accumulated from 2005 and prior fiscal periods. Although the Company has been profitable since 2005, there can be no assurance that we will not incur losses again in the future. If we fail to maintain profitability, the market price of our common shares may decline.

Management’s Report on Financial Statements and Internal Control Over Financial Reporting

Financial Statements
Management is responsible for the accompanying consolidated financial statements and all other information in this Annual Report. These consolidated financial statements have been prepared in accordance with US generally accepted accounting principles (“GAAP”) and necessarily include amounts that reflect management’s judgment and best estimates. Financial information contained elsewhere in this Annual Report is prepared on a basis consistent with the consolidated financial statements.

The Board of Directors carries out its responsibilities for the consolidated financial statements through its Audit Committee, consisting solely of independent directors. The Audit Committee meets with management and the independent auditors to review the consolidated financial statements and internal controls as they relate to financial reporting. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the consolidated financial statements for issuance to shareholders.

Internal Control Over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer and Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, management assessed the effectiveness of our internal control over financial reporting as of January 31, 2017, based on criteria established in “Internal Control – Integrated Framework” (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the assessment, management concluded that, as of January 31, 2017, the design and operation of our internal control over financial reporting was effective.

Management’s internal control over financial reporting as of January 31, 2017, has been audited by KPMG LLP, Independent Registered Public Accounting Firm, who also audited our Consolidated Financial Statements for the year ended January 31, 2017, as stated in the Report of Independent Registered Public Accounting Firm, which expressed an unqualified opinion on the effectiveness of our internal control over financial reporting as of January 31, 2017.

Changes in Internal Control Over Financial Reporting
During the fiscal year ended January 31, 2017, no changes were made to the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

‘Edward J. Ryan’ Edward J. Ryan	‘Allan Brett’ Allan Brett
Chief Executive Officer	Chief Financial Officer
Waterloo, Ontario	Waterloo, Ontario

Deloitte LLP Bay Adelaide East 22 Adelaide Street West, Suite 200 Toronto ON M5H 0A9 Canada Tel: 416-601-6150 Fax: 416-601-6610 www.deloitte.ca

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of The Descartes Systems Group Inc.

We have audited the accompanying consolidated financial statements of The Descartes Systems Group Inc. and subsidiaries (the “Company”), which comprise the consolidated statements of operations, comprehensive income (loss), shareholders' equity, and cash flows for the year ended January 31, 2015, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements of The Descartes Systems Group Inc. and subsidiaries present fairly, in all material respects, the results of their operations and their cash flows for the year ended January 31, 2015 in accordance with accounting principles generally accepted in the United States of America.

Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
March 5, 2015

KPMG LLP
Bay Adelaide Centre
Suite 4600
333 Bay Street
Toronto, Ontario
M5H 2S5
Telephone (416) 777-8500
Fax (416) 777-8818
www.kpmg.ca

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of The Descartes Systems Group Inc.

We have audited the accompanying consolidated financial statements of The Descartes Systems Group Inc., which comprise the consolidated balance sheets as at January 31, 2017 and January 31, 2016, the consolidated statements of operations, comprehensive income (loss), shareholders’ equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with US generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of The Descartes Systems Group Inc. as at January 31, 2017 and January 31, 2016, and its consolidated results of operations and its consolidated cash flows for the years then ended, in accordance with U.S. generally accepted accounting principles.

Other Matter

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), The Descartes Systems Group Inc.’s internal control over financial reporting as of January 31, 2017, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 8, 2017 expressed an unqualified (unmodified) opinion on the effectiveness of The Descartes Systems Group Inc.’s internal control over financial reporting.

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada
 March 8, 2017

KPMG LLP
Bay Adelaide Centre
Suite 4600
333 Bay Street
Toronto, Ontario
M5H 2S5
Telephone (416) 777-8500
Fax (416) 777-8818
www.kpmg.ca

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of The Descartes Systems Group Inc.

We have audited The Descartes Systems Group Inc.’s internal control over financial reporting as of January 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Descartes Systems Group Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included under the heading Management’s Report on Financial Statements and Internal Control over Financial Reporting in Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended January 31, 2017. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, The Descartes Systems Group Inc. maintained, in all material respects, effective internal control over financial reporting as of January 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of The Descartes Systems Group Inc. as of January 31, 2017 and January 31, 2016, and the related consolidated statements of operations, comprehensive income (loss), shareholders’ equity, and cash flows for the years then ended, and our report dated March 8, 2017 expressed an unmodified (unqualified) opinion on those consolidated financial statements.

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada
 March 8, 2017

The Descartes Systems Group Inc.
Consolidated Balance Sheets
(US dollars in thousands; US GAAP)

	January 31,	January 31,
	2017	2016
ASSETS
CURRENT ASSETS
Cash	38,135	37,213
Short-Term marketable securities (Note 4)	-	4,639
Accounts receivable (net)
Trade (Note 5)	25,401	25,614
Other (Note 6)	3,709	3,131
Prepaid expenses and other	5,149	4,205
Inventory (Note 7)	167	155
	72,561	74,957
OTHER LONG-TERM ASSETS	1,525	468
PROPERTY AND EQUIPMENT, NET (Note 8)	10,447	8,604
DEFERRED INCOME TAXES	7,027	16,804
DEFERRED TAX CHARGE (Note 18)	422	906
INTANGIBLE ASSETS, NET (Note 9)	145,445	133,562
GOODWILL (Note 10)	263,113	217,486
	500,540	452,787
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	4,679	4,473
Accrued liabilities (Note 11)	23,247	16,844
Income taxes payable	2,170	2,086
Deferred revenue	23,728	16,639
	53,824	40,042
LONG-TERM DEFERRED REVENUE	421	941
LONG-TERM INCOME TAXES PAYABLE	5,725	3,672
DEFERRED INCOME TAXES	9,975	6,097
	69,945	50,752
COMMITMENTS, CONTINGENCIES AND GUARANTEES (Note 13)
SHAREHOLDERS’ EQUITY (Note 14)
Common shares – unlimited shares authorized; Shares issued and outstanding totaled 75,874,684 at January 31, 2017 (January 31, 2016 – 75,761,184)	253,242	252,471
Additional paid-in capital	448,597	446,747
Accumulated other comprehensive loss	(32,779)	(34,880)
Accumulated deficit	(238,465)	(262,303)
	430,595	402,035
	500,540	452,787

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board:

‘Eric A. Demirian’                                                                                                    ‘Edward J. Ryan’
Eric A. Demirian                                                                                                       Edward J. Ryan
Chairman of the Board                                                                                    Chief Executive Officer

The Descartes Systems Group Inc.
Consolidated Statements of Operations
(US dollars in thousands, except per share and weighted average share amounts; US GAAP)

	January 31,	January 31,	January 31,
Year Ended	2017	2016	2015

REVENUES	203,779	184,993	170,860
COST OF REVENUES	56,051	53,859	54,879
GROSS MARGIN	147,728	131,134	115,981
EXPENSES
Sales and marketing	24,943	22,424	20,404
Research and development	35,556	31,293	28,077
General and administrative	23,077	21,607	20,333
Other charges (Note 19)	3,455	1,491	2,876
Amortization of intangible assets	30,001	26,222	21,715
	117,032	103,037	93,405
INCOME FROM OPERATIONS	30,696	28,097	22,576
INTEREST EXPENSE	(611)	(522)	(1,088)
INVESTMENT INCOME	1,415	195	333
INCOME BEFORE INCOME TAXES	31,500	27,770	21,821
INCOME TAX EXPENSE (Note 17)
Current	4,022	1,443	2,784
Deferred	3,640	5,765	3,978
	7,662	7,208	6,762
NET INCOME	23,838	20,562	15,059
EARNINGS PER SHARE (Note 15)
Basic	0.31	0.27	0.21
Diluted	0.31	0.27	0.21
WEIGHTED AVERAGE SHARES OUTSTANDING (thousands)
Basic	75,800	75,595	70,559
Diluted	76,515	76,409	71,584

The accompanying notes are an integral part of these consolidated financial statements.

The Descartes Systems Group Inc.
Consolidated Statements of Comprehensive Income (loss)
(US dollars in thousands; US GAAP)

	January 31,	January 31,	January 31,
	2017	2016	2015

Comprehensive income (loss)
Net Income	23,838	20,562	15,059
Other comprehensive income (loss):
Foreign currency translation adjustment, net of income tax (recovery) of ($143) for the year ended January 31, 2017 (January 31, 2016 – recovery of ($797); January 31, 2015 – expense of $445)	2,084	(9,640)	(24,123)
Unrealized gain (loss) on marketable securities, net of income tax expense of $11 for the year ended January 31, 2017 (January 31, 2016 - nil; January 31, 2015 - nil)	977	(28)	-
Gain on marketable securities reclassified into net income	(960)	-	-
Total other comprehensive income (loss)	2,101	(9,668)	(24,123)
COMPREHENSIVE INCOME (LOSS)	25,939	10,894	(9,064)

The accompanying notes are an integral part of these consolidated financial statements.

The Descartes Systems Group Inc.
Consolidated Statements of Shareholders’ Equity
(US dollars in thousands; US GAAP)

	January 31,	January 31,	January 31,
	2017	2016	2015

Common shares
Balance, beginning of year	252,471	247,839	97,779
Shares issued:
Stock options and share units exercised	771	4,632	2,626
Issuance of common shares, net of issuance costs (Note 14)	-	-	142,052
Acquisitions (Note 3)	-	-	5,382
Balance, end of year	253,242	252,471	247,839

Additional paid-in capital
Balance, beginning of year	446,747	450,623	451,394
Stock-based compensation expense (Note 16)	2,022	1,577	1,543
Stock options and share units exercised	(205)	(68)	(1,670)
Settlement of stock options (Note 16)	-	(7,000)	(733)
Stock option income tax benefits	33	1,615	89
Balance, end of year	448,597	446,747	450,623

Accumulated other comprehensive income (loss)
Balance, beginning of year	(34,880)	(25,212)	(1,089)
Other comprehensive income (loss), net of income taxes	2,101	(9,668)	(24,123)
Balance, end of year	(32,779)	(34,880)	(25,212)

Accumulated deficit
Balance, beginning of year	(262,303)	(282,865)	(297,924)
Net income	23,838	20,562	15,059
Balance, end of year	(238,465)	(262,303)	(282,865)

Total Shareholders’ Equity	430,595	402,035	390,385

The accompanying notes are an integral part of these consolidated financial statements.

The Descartes Systems Group Inc.
Consolidated Statements of Cash Flows
(US dollars in thousands; US GAAP)

Year Ended	January 31,	January 31,	January 31,
	2017	2016	2015
OPERATING ACTIVITIES

Net income	23,838	20,562	15,059
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	3,628	3,377	3,295
Amortization of intangible assets	30,001	26,222	21,715
Stock-based compensation expense (Note 16)	2,022	1,577	1,543
Other non-cash operating activities	(1,028)	(392)	-
Deferred tax expense	3,640	5,765	3,978
Deferred tax charge	358	22	-
Changes in operating assets and liabilities:
Accounts receivable
Trade	2,727	764	3,999
Other	(212)	203	4,869
Prepaid expenses and other	(64)	(86)	141
Inventory	2	314	859
Accounts payable	(317)	(412)	(3,121)
Accrued liabilities	3,674	25	(294)
Income taxes payable	1,431	(1,690)	(73)
Deferred revenue	2,883	(2,008)	(2,492)
Cash provided by operating activities	72,583	54,243	49,478
INVESTING ACTIVITIES
Purchase of marketable securities	(241)	(4,667)	-
Sale of marketable securities	6,140	-	-
Additions to property and equipment	(4,914)	(4,309)	(2,679)
Acquisition of subsidiaries, net of cash acquired and bank indebtedness assumed (Note 3)	(71,348)	(120,853)	(82,152)
Cash used in investing activities	(70,363)	(129,829)	(84,831)
FINANCING ACTIVITIES
Proceeds from borrowing on the credit facility	10,801	-	20,000
Credit facility repayments	(10,200)	-	(63,305)
Payment of debt issuance costs	(957)	-	(386)
Issuance of common shares for cash, net of issuance costs	145	158	140,724
Settlement of stock options (Note 16)	-	(2,590)	(405)
Cash (used in) provided by financing activities	(211)	(2,432)	96,628
Effect of foreign exchange rate changes on cash	(1,087)	(2,822)	(5,927)
Increase (decrease) in cash	922	(80,840)	55,348
Cash, beginning of year	37,213	118,053	62,705
Cash, end of year	38,135	37,213	118,053
Supplemental disclosure of cash flow information:
Cash paid during the year for interest	64	31	692
Cash paid during the year for income taxes	3,861	3,533	2,983

The accompanying notes are an integral part of these consolidated financial statements.

The Descartes Systems Group Inc.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars, except per share amounts or as otherwise indicated; US GAAP)----

Note 1 - Description of the Business

The Descartes Systems Group Inc. (“Descartes,” “Company,” “our” or “we”) is a global provider of global logistics technology solutions that help our customers make and receive shipments and manage related resources. Our network-based solutions, which primarily consist of services and software, connect people to their trading partners and enable business document exchange (bookings, bills of lading, status messages); regulatory compliance and customs filing; route and resource planning, execution and monitoring; access and leverage global trade and restricted party data; inventory and asset visibility; rate and transportation management; and warehouse operations. Our pricing model provides our customers with flexibility in purchasing our solutions either on a subscription, transactional or a perpetual license basis. Our primary focus is on serving transportation providers (air, ocean and truck modes), logistics service providers (including third-party logistics providers, freight forwarders and customs brokers) and distribution-intensive companies where delivery is either a key or a defining part of their own product or service offering, or where there is an opportunity to reduce costs and improve service levels by optimizing the use of their assets.

Note 2 –Basis of Presentation

The accompanying consolidated financial statements are presented in United States (“US”) dollars and are prepared in accordance with generally accepted accounting principles in the US (“GAAP”) and the rules and regulations of the Canadian Securities Administrators and US Securities and Exchange Commission (“SEC”) for the preparation of consolidated financial statements.

Our fiscal year commences on February 1st of each year and ends on January 31st of the following year. Our fiscal year, which ends on January 31, 2017, is referred to as the “current fiscal year”, “fiscal 2017”, “2017” or using similar words. Our previous fiscal year, which ended on January 31, 2016, is referred to as the “previous fiscal year”, “fiscal 2016”, “2016” or using similar words. Other fiscal years are referenced by the applicable year during which the fiscal year ends. For example, “2018” refers to the annual period ending January 31, 2018 and the “fourth quarter of 2018” refers to the quarter ending January 31, 2018.

We have reclassified certain immaterial items in the consolidated financial statements to conform to the current presentation.

Basis of consolidation
The consolidated financial statements include the financial statements of Descartes and our wholly-owned subsidiaries. We do not have any variable interests in variable interest entities. All intercompany accounts and transactions have been eliminated during consolidation.

Foreign currency translation
The US dollar is the presentation currency of the Company. Assets and liabilities of our subsidiaries are translated into US dollars at the exchange rate in effect at the balance sheet date. Revenues and expenses are translated into US dollars using daily exchange rates. Translation adjustments resulting from this process are accumulated in other comprehensive income (loss) as a separate component of shareholders’ equity. On substantial liquidation of a foreign operation, the component of other accumulated comprehensive income relating to that particular foreign operation is recognized in the consolidated statements of operations.

The functional currency of each of our entities is the local currency in which they operate. Transactions incurred in currencies other than the local currency of an entity are converted to the local currency at the transaction date. Monetary assets and liabilities denominated in foreign currencies are re-measured into the local currency at the exchange rate in effect at the balance sheet date. All foreign currency re-measurement gains and losses are included in net income. For the year ended January 31, 2017, foreign currency re-measurement loss of $0.1 million was included in net income (January 31, 2016 – loss of $0.2 million; January 31, 2015 – gain of $1.4 million).

Use of estimates
Preparing financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts that are reported in the consolidated financial statements and accompanying note disclosures. Although these estimates and assumptions are based on management’s best knowledge of current events, actual results may be different from the estimates. These estimates, judgments and assumptions are evaluated on an ongoing basis. We base our estimates on historical experience and on various other assumptions that we believe are reasonable at that time, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.

Estimates and assumptions are used when accounting for items such as allocations of the purchase price and the fair value of net assets acquired in business combination transactions, useful lives of intangible assets and property and equipment, allowance for doubtful accounts, collectability of other receivables, provisions for excess or obsolete inventory, restructuring accruals, revenue related estimates including vendor-specific objective evidence (“VSOE”) of selling price and best estimate of selling price (“BESP”), fair value of stock-based compensation, assumptions embodied in the valuation of assets for impairment assessment, valuation allowances for deferred income tax assets, realization of investment tax credits, uncertain tax positions and recognition of contingencies.

Cash
Cash included highly liquid short-term deposits with original maturities of three months or less.

Financial instruments
Fair value of financial instruments
In accordance with Financial Accounting Standards Board (“FASB”), Accounting Standards Codification (“ASC”) Topic 320 "Investments - Debt and Equity Securities" (Topic 320) related to accounting for certain investments in equity securities, and based on our intentions regarding these instruments, we classify our marketable securities as available for sale and account for these investments at fair value.

The carrying amounts of the Company’s cash, accounts receivable (net), accounts payable, accrued liabilities and income taxes payable approximate their fair value due to their short maturities.

Derivative instruments
We use derivative instruments to manage equity risk relating to our share-based compensation. We account for these instruments in accordance with ASC Topic 815 “Derivatives and Hedging” (Topic 815), which requires that every derivative instrument be recorded on the balance sheet as either an asset or a liability measured at its fair value as of the reporting date. We do not designate our derivative instruments as hedges and as such the changes in our derivative financial instruments' fair values are recognized in earnings. The fair value of equity contract derivatives is determined utilizing a valuation model based on the quoted market value of our common shares at the balance sheet date.

Foreign exchange risk
We are exposed to foreign exchange risk because the Company transacts business in currencies other than the US dollar. Accordingly, our results are affected, and may be affected in the future, by exchange rate fluctuations of the US dollar relative to the Canadian dollar, euro and various other foreign currencies.

Interest rate risk
We are exposed to interest rate fluctuations to the extent that we borrow on our credit facility, which depending on the type of advance under the available facilities, interest will be charged based on either i)

Canada or US prime rate; or ii) Banker’s Acceptance (BA); or iii) LIBOR. As of January 31, 2017, all amounts previously borrowed under the credit facility have been repaid and no amounts remain owing.

We are also exposed to reductions in interest rates, which could adversely impact expected returns from our investment of corporate funds in interest bearing bank accounts.

Credit risk
We are exposed to credit risk through our invested cash and accounts receivable. We hold our cash with reputable financial institutions. The lack of concentration of accounts receivable from a single customer and the dispersion of customers among industries and geographical locations mitigate our credit risk.

We do not use any type of speculative financial instruments, including but not limited to foreign exchange contracts, futures, swaps and option agreements, to manage our foreign exchange or interest rate risks. In addition, we do not hold or issue financial instruments for trading purposes.

Equity risk
We are exposed to equity risk through certain share-based compensation expenses that are fair valued at the balance sheet date. The Company enters into equity derivative contracts including floating-rate equity forwards to partially offset the potential fluctuations of certain future share-based compensation expenses. The Company does not hold derivatives for speculative purposes.

Allowance for doubtful accounts
We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of customers to make their required payments. Specifically, we consider the age of the receivables, customers’ payment history, historical write-offs, the creditworthiness of the customer, and current economic trends among other factors. Accounts receivable are written off, and the associated allowance is eliminated, if it is determined that the specific balance is no longer collectible. The allowance is maintained for 100% of all accounts deemed to be uncollectible and, for those receivables not specifically identified as uncollectible, an allowance is maintained for a specific percentage of those receivables based upon the aging of accounts, our historical collection experience and current economic expectations. To date, the actual losses have been within our expectations. No single customer accounted for more than 10% of the accounts receivable balance as of January 31, 2017 and 2016.

Inventory
Finished goods inventories are stated at the lower of cost and market. The cost of finished goods is determined on the basis of average cost of units.

The valuation of inventory, including the determination of obsolete or excess inventory, requires management to estimate the future demand for our products within specified time horizons. We perform an assessment of inventory which includes a review of, among other factors, demand requirements, product life cycle and development plans, product pricing and quality issues. If the demand for our products indicates we are no longer able to sell inventories above cost or at all, we write down inventory to market or excess inventory is written off.

Impairment of long-lived assets
We test long-lived assets or asset groups, such as property and equipment and finite life intangible assets, for recoverability when events or changes in circumstances indicate that there may be impairment. Circumstances which could trigger a review include, but are not limited to: significant adverse changes in the business climate or legal factors; current period cash flow or operating losses combined with a history of losses or a forecast of continuing losses associated with the use of the asset or asset group; and a current expectation that the asset or asset group will more likely than not be sold or disposed of before the end of its estimated useful life. An impairment loss is recognized when the estimate of undiscounted future cash flows generated by such asset or asset group is less than the carrying amount. Measurement of the impairment loss is based on the present value of the expected future cash flows. No impairment of long-lived assets has been identified or recorded in our consolidated statements of operations for any of the fiscal years presented.

Goodwill and intangible assets
Goodwill represents the excess of the purchase price in a business combination over the fair value of net tangible and intangible assets acquired. Goodwill is not subject to amortization.

We test for impairment of goodwill at least annually on October 31st of each year and at any other time if any event occurs or circumstances change that would more likely than not reduce our fair value below our reporting unit’s carrying amount. Our operations are analyzed by management and our chief operating decision makers as being part of a single industry segment providing logistics technology solutions. Accordingly, our goodwill impairment assessment is based on the allocation of goodwill to a single reporting unit. We completed the qualitative assessment during our third quarter of 2017 and concluded that it was more likely than not that the fair value of the goodwill was greater than the carrying value. As a result, no impairment of goodwill was recorded in fiscal 2017 (no impairments were recorded for fiscal 2016 or fiscal 2015).

We perform further quarterly analysis of whether any event has occurred that would more likely than not reduce our fair value below our reporting unit’s carrying amount and, if so, we perform a goodwill impairment test between the annual date. Any impairment adjustment is recognized as an expense in the period that the adjustment is identified.

Intangible assets related to our acquisitions are recorded at their fair value at the acquisition date. Intangible assets include customer agreements and relationships, non-compete covenants, existing technologies and trade names. Intangible assets are amortized on a straight-line basis over their estimated useful lives. We write down intangible asset or asset groups with a finite life to fair value when the related undiscounted cash flows are not expected to allow for recovery of the carrying value. Fair value of intangible asset or asset groups is determined by discounting the expected related future cash flows.

Amortization of our intangible assets is generally recorded at the following rates:

Customer agreements and relationships                                                Straight-line over three to twenty years
Existing technologies                                                                                                             Straight-line over two to twelve years
Trade names                                                                                                                                       Straight-line over one to fifteen years
Non-compete covenants                                                                                                Straight-line over two to twelve years

Property and equipment
Property and equipment is recorded at cost. Depreciation of our property and equipment is generally recorded at the following rates:

Computer equipment and software                                                                30% declining balance
Furniture and fixtures                                                                                                           20% declining balance
Leasehold improvements                                                                                                 Straight-line over lesser of useful life or term of lease

Fully depreciated property and equipment are removed from the balance sheet when they are no longer in use.

Revenue recognition
We recognize revenue when it is realized or realizable and earned. We consider revenue realized or realizable and earned when there exists persuasive evidence of an arrangement, the product has been delivered or the services have been provided to the customer, the sales price is fixed or determinable and collectability is reasonably assured. All revenue is recognized net of any related sales taxes. In addition to this general policy, the specific revenue recognition policies for each major category of revenue are included below.

Services Revenues - Services revenues are principally comprised of the following: (i) ongoing transactional fees for use of our services and products by our customers, which are recognized as the transactions occur; (ii) professional services revenues from consulting, implementation and training services related to our services and products, which are recognized as the services are performed; (iii) maintenance, subscription and other related revenues, including revenues associated with maintenance and support of our services and products, which are recognized ratably over the subscription period; and (iv) hardware revenues, which are recognized when hardware is shipped.

License Revenues - License revenues are derived from perpetual licenses granted to our customers to use our software products.

We enter into arrangements from time to time that may consist of multiple deliverables which may include any combination of services and software licenses. Our typical multiple-element arrangements involve: (i) software with maintenance support services, (ii) professional services and (iii) hardware with services. For any arrangements involving multiple deliverables involving non-software elements (hardware, professional services, subscription, etc.) the consideration from the arrangement is allocated to each respective element based on its relative selling price, using VSOE of selling price. In instances when we are unable to establish the selling price using VSOE, we attempt to establish selling price of each element based on acceptable third party evidence of selling price (“TPE”); however we are generally unable to reliably determine the selling price of similar competitor products or services on a stand-alone basis. In these instances, we use our BESP in our allocation of the arrangement consideration. The objective of BESP is to determine the price at which we would transact a sale if the product or service was sold on a stand-alone basis. We determine BESP for each specific element in a multiple element arrangement considering multiple factors including, but not limited to, market conditions, competitive landscape, internal costs, gross margin objectives and pricing practices.

For arrangements involving multiple deliverables of software with maintenance support services, the revenue is recognized based ASC Subtopic 985-605 “Software: Revenue Recognition”.  If we are unable to determine VSOE of fair value for all of the deliverables of the arrangement, but are able to obtain VSOE of fair value for all the undelivered elements, revenue is allocated using the residual method. Under the residual method, the amount of revenue allocated to the delivered elements equals the total arrangement consideration less the aggregate fair value of any undelivered elements. If VSOE of fair value of any undelivered software items does not exist, revenue from the entire arrangement is initially deferred and recognized at the earlier of: (i) delivery of those elements for which VSOE of fair value did not exist; or (ii) when VSOE of fair value can be established.

Research and development costs
To date, we have not capitalized any costs related to research and development of our computer software products. Costs incurred between the dates that the product is considered to be technologically feasible and is considered to be ready for general release to customers have historically been expensed as they have not been significant.

Stock-based compensation plans
Stock Options
We maintain stock option plans for non-employee directors, officers, employees and other service providers. Options to purchase our common shares are granted at an exercise price equal to the fair market value of our common shares as of the date of grant. This fair market value is determined using the closing price of our common shares on the TSX on the day immediately preceding the date of the grant.

Employee stock options generally vest over a five-year period starting from the grant date and expire seven years from the grant date. Non-employee directors’ and officers’ stock options generally have quarterly vesting over a three- to five-year period. We issue new shares from treasury upon the exercise of a stock option.

The fair value of employee stock option grants that are ultimately expected to vest are amortized to expense in our consolidated statement of operations based on the straight-line attribution method. The fair value of stock option grants is calculated using the Black-Scholes Merton option-pricing model. Expected volatility is based on historical volatility of our common stock and other factors. The risk-free interest rates are based on Government of Canada average bond yields for a period consistent with the expected life of the option in effect at the time of the grant. The expected option life is based on the historical life of our granted options and other factors.

Performance & Restricted Share Units
We maintain a performance and restricted share unit plan pursuant to which certain of our officers are eligible to receive grants of performance share units (“PSUs”) and restricted share units (“RSUs”).

PSUs vest at the end of a three-year performance period. The ultimate number of PSUs that vest is based on the total shareholder return (“TSR”) of our Company relative to the TSR of companies comprising a peer index group. TSR is calculated based on the weighted-average closing price of shares for the five trading days preceding the beginning and end of the performance period. The fair value of PSUs is expensed to stock-based compensation expense over the vesting period. PSUs expire ten years from the grant date. New shares are issued from treasury upon the redemption of a PSU.

PSUs are measured at fair value estimated using a Monte Carlo Simulation approach. Expected volatility is based on historical volatility of our common stock and other factors. The risk-free interest rates are based on the Government of Canada average bond yields for a period consistent with the expected life of the PSUs at the time of the grant. The expected PSU life is based on the historical life of our stock options and other factors.

RSUs vest annually over a three-year period starting from the grant date and expire ten years from the grant date. We issue new shares from treasury upon the redemption of an RSU.

RSUs are measured at fair value based on the closing price of our common shares for the day preceding the date of the grant and will be expensed to stock-based compensation expense over the vesting period.

Deferred Share Unit Plan
Our board of directors adopted a deferred share unit plan effective as of June 28, 2004, pursuant to which non-employee directors are eligible to receive grants of deferred share units (“DSUs”), each of which has an initial value equal to the weighted-average closing price of our common shares for the five trading days preceding the grant date. The plan allows each director to choose to receive, in the form of DSUs, all, none or a percentage of the eligible director’s fees which would otherwise be payable in cash. If a director has invested less than the minimum amount of equity in Descartes, as prescribed from time to time by the board of directors, then the director must take at least 50% of the base annual fee for serving as a director in the form of DSUs. Each DSU fully vests upon award but is distributed only when the director ceases to be a member of the board of directors. Vested units are settled in cash based on our common share price when conversion takes place. Fair value of the liability is based on the closing price of our common shares at the balance sheet date.

Cash-Settled Restricted Share Unit Plan
Our board of directors adopted a cash-settled restricted share unit plan effective as of May 23, 2007, pursuant to which certain of our employees and non-employee directors are eligible to receive grants of cash-settled restricted share units (“CRSUs”), each of which has an initial value equal to the weighted-average closing price of our common shares for the five trading days preceding the date of the grant. The CRSUs generally vest based on continued employment and have annual vesting over three- to five-year periods. Vested units are settled in cash based on our common share price when conversion takes place, which is within 30 days following a vesting date and in any event prior to December 31st of the calendar year in which a vesting date occurs. Fair value of the liability is based on the closing price of our common shares at the balance sheet date.

Business combinations
We apply the provisions of ASC Topic 805, “Business Combinations” (Topic 805), in the accounting for our acquisitions. It requires us to recognize separately from goodwill, the assets acquired and the liabilities assumed at their acquisition date fair values. Goodwill as of the acquisition date is measured as the excess of consideration transferred over the net of the acquisition date fair values of the assets acquired and the liabilities assumed. While we use our best estimates and assumptions to accurately value assets acquired and liabilities assumed at the acquisition date as well as contingent consideration, where applicable, our estimates are inherently uncertain and subject to refinement. As a result, during the measurement period, which may be up to one year from the acquisition date, we may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments would be recorded to our consolidated statement of operations.

Costs to exit or restructure certain activities of an acquired company or our internal operations are accounted for as termination and exit costs pursuant to ASC Topic 420, “Exit or Disposal Cost Obligations” (Topic 420) and are accounted for separately from the business combination.

For a given acquisition, we generally identify certain pre-acquisition contingencies as of the acquisition date and may extend our review and evaluation of these pre-acquisition contingencies throughout the measurement period in order to obtain sufficient information to assess whether we include these contingencies as a part of the purchase price allocation and, if so, to determine the estimated amounts.
If we determine that a pre-acquisition contingency (non-income tax related) is probable in nature and estimable as of the acquisition date, we record our best estimate for such a contingency as a part of the preliminary purchase price allocation. We often continue to gather information and evaluate our pre-acquisition contingencies throughout the measurement period and if we make changes to the amounts recorded or if we identify additional pre-acquisition contingencies during the measurement period, such amounts will be included in the purchase price allocation during the measurement period and, subsequently, in our results of operations.

Uncertain tax positions and tax related valuation allowances assumed in connection with a business combination are initially estimated as of the acquisition date. We review these items during the measurement period as we continue to actively seek and collect information relating to facts and circumstances that existed at the acquisition date. Changes to these uncertain tax positions and tax related valuation allowances made subsequent to the measurement period, or if they relate to facts and circumstances that did not exist at the acquisition date, are recorded in our provision for income taxes in our consolidated statement of operations.

Income taxes
We use the liability method of income tax allocation to account for income taxes. Deferred tax assets and liabilities arise from temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements that will result in taxable or deductible amounts in future years. These temporary differences are measured using enacted tax rates. A valuation allowance is recorded to reduce deferred tax assets to the extent that we consider it is more likely than not that a deferred tax asset will not be realized. In determining the valuation allowance, we consider factors such as the reversal of deferred income tax liabilities, projected taxable income, our history of losses for tax purposes, and the character of income tax assets and tax planning strategies. A change to these factors could impact the estimated valuation allowance and income tax expense.

We evaluate our uncertain tax positions by using a two-step approach to recognizing and measuring uncertain tax positions and provisions for income taxes. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not, based solely on the technical merits, that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the appropriate amount of the benefit to recognize. The amount of benefit to recognize is measured as the maximum amount which is more likely than not to be realized. The tax position is derecognized when it is no longer more likely than not that the position will be sustained on audit. We continually assess the likelihood and amount of potential adjustments and adjust the income tax provisions, income taxes payable and deferred income taxes in the period in which the facts that give rise to a revision become known.

Earnings per share
Basic earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per common share is calculated by dividing net income by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued during the period. The treasury stock method is used to compute the dilutive effect of stock-based compensation.

Recently adopted accounting pronouncements
In April 2015, the FASB issued Accounting Standards Update 2015-03, “Interest – Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs” (“ASU 2015-03”). ASU 2015-03 simplifies the presentation of debt issuance costs. ASU 2015-03 is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2015, which was our fiscal year beginning February 1, 2016. The Company adopted this guidance in the first quarter of fiscal 2017. The adoption of this standard did not have a material impact on our results of operations or disclosures.

In April 2015, the FASB issued Accounting Standards Update 2015-05, “Intangibles – Goodwill and Other – Internal Use Software (Subtopic 350-40): Customer’s Accounting for Fees Paid in a Cloud Computing Arrangement” (“ASU 2015-05”). ASU 2015-05 provides guidance about whether a cloud computing arrangement includes a software license. ASU 2015-05 is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2015, which was our fiscal year beginning February 1, 2016. The Company adopted this guidance in the first quarter of fiscal 2017. The adoption of this standard did not have a material impact on our results of operations or disclosures.

In August 2014, the FASB issued Accounting Standards Update 2014-15, “Presentation of Financial Statements – Going Concern (Subtopic 2015-40)” (“ASU 2014-15”). ASU 2014-15 requires an entity’s management to evaluate whether there are conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued. ASU 2014-15 is effective for annual periods ending after December 15, 2016, and for annual periods and interim periods thereafter, which is our fiscal year ended January 31, 2017. Early adoption is permitted. The Company adopted this guidance in the fourth quarter of fiscal 2017. The adoption of this amendment did not have a material impact on our results of operations or disclosures.

Recently issued accounting pronouncements
In May 2014, the FASB issued Accounting Standards Update 2014-09, “Revenue from Contracts with Customers” (“ASU 2014-09”). This update supersedes the revenue recognition requirements in ASC Topic 605, "Revenue Recognition" and nearly all other existing revenue recognition guidance under US GAAP. The core principal of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. In August 2015, the FASB issued Accounting Standards Update 2015-14 which defers the effective date of ASU 2014-09 for one year. ASU 2014-09 is now effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2017, which will be our fiscal year beginning February 1, 2018. Early adoption as of the original effective date of ASU 2014-09 is permitted. When applying ASU 2014-09 we can either apply the amendments: (i) retrospectively to each prior reporting period presented with the option to elect certain practical expedients as defined within ASU 2014-09 or (ii) retrospectively with the cumulative effect of initially applying ASU 2014-09 recognized at the date of initial application and providing certain additional disclosures as defined within ASU 2014-09. In March 2016, the FASB issued Accounting Standards Update 2016-08, “Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net)” (“ASU 2016-08”). ASU 2016-08 amends the guidance in ASU 2014-09 to clarify the implementation guidance on principal versus agent considerations. In April 2016, the FASB issued Accounting Standards Update 2016-10, “Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing” (“ASU 2016-10”). ASU 2016-10 amends the guidance in ASU 2014-09 to clarify the implementation guidance on identifying performance obligations and licensing. In May 2016, the FASB issued Accounting Standards Update 2016-12, “Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients” (“ASU 2016-12”). ASU 2016-12 amends the guidance in ASU 2014-09 to clarify the implementation guidance on collectibility, presentation of sales taxes, noncash consideration, completed contracts and contract modifications. In December 2016, the FASB issued Accounting Standards Update 2016-20, “Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers” (“ASU 2016-20”). ASU 2016-20 affects narrow aspects of the guidance issued in 2014-09. We continue to review our existing policies, differences between existing policies and the new standard, ensuring our data collection is appropriate and communicating the upcoming changes with various stakeholders. As a result, we are continuing to assess the impact that the above-mentioned ASUs will have on our results of operations, financial position and disclosures. Although it is expected to have an impact on our revenue recognition policies and disclosures, we have not yet selected a transition method nor have we determined when we will adopt the standard and the effect of the standard on our ongoing financial reporting.

In July 2015, the FASB issued Accounting Standards Update 2015-11, “Inventory (Topic 330): Simplifying the Measurement of Inventory” (“ASU 2015-11”). ASU 2015-11 provides guidance to more clearly articulate the requirements for the measurement and disclosure of inventory. ASU 2015-11 is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2016, which will be our fiscal year beginning February 1, 2017. The Company will adopt this guidance in the first quarter of fiscal 2018. The adoption of this amendment is not expected to have a material impact on our results of operations or disclosures.

In January 2016, the FASB issued Accounting Standards Update 2016-01, “Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities” (“ASU 2016-01”). ASU 2016-01 supersedes the guidance to classify equity securities with readily determinable fair values into different categories reducing the number of items that are recognized in other comprehensive income as well as simplifying the impairment assessment of equity investments without readily determinable fair values. ASU 2016-01 is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2017, which will be our fiscal year beginning February 1, 2018. The Company will adopt this guidance in the first quarter of fiscal 2019. The adoption of this amendment is not expected to have a material impact on our results of operations or disclosures.

In February 2016, the FASB issued Accounting Standards Update 2016-02, “Leases (Topic 842)” (“ASU 2016-02”). ASU 2016-02 supersedes the lease guidance in ASC Topic 840, “Leases” and requires the recognition of lease assets and lease liabilities by lessees for those leases classified as operating leases. ASU 2016-02 is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2018, which will be our fiscal year beginning February 1, 2019. The Company will adopt this guidance in the first quarter of fiscal 2020. The adoption of this standard is expected to increase assets and liabilities, as we will be required to record a right-of-use asset and a corresponding lease liability in our consolidated financial statements, as well as a decrease to operating costs, an increase to finance costs (due to accretion of the lease liability) and an increase to depreciation and amortization (due to amortization of the right-of-use asset).

In March 2016, the FASB issued Accounting Standards Update 2016-09, “Compensation – Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting” (“ASU 2016-09”). ASU 2016-09 simplifies the accounting and presentation of share-based compensation. ASU 2016-

09 is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2016, which will be our fiscal year beginning February 1, 2017. Early adoption is permitted. The Company will adopt this guidance in the first quarter of fiscal 2018. The adoption of this amendment is not expected to have a material impact on our results of operations or disclosures.

In June 2016, the FASB issued Accounting Standards Update 2016-13, “Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASU 2016-13”). ASU 2016-13 requires measurement and recognition of expected credit losses for financial assets held. ASU 2016-13 is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2019, which will be our fiscal year beginning February 1, 2020. Early adoption is permitted. The Company will adopt this guidance in the first quarter of fiscal 2021 and is currently evaluating the impact that the adoption will have on its results of operations, financial position and disclosures.

In August 2016, the FASB issued Accounting Standards Update 2016-15, “Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments” (“ASU 2016-15”). ASU 2016-15 clarifies the presentation and classification in the statement of cash flows. ASU 2016-15 is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2017, which will be our fiscal year beginning February 1, 2018. Early adoption is permitted. The Company will adopt this guidance in the first quarter of fiscal 2019. The adoption of this amendment is not expected to have a material impact on our results of operations or disclosures.

In October 2016, the FASB issued Accounting Standards Update 2016-16, “Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory” (“ASU 2016-16”). ASU 2016-16 requires the recognition of the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. ASU 2016-16 is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2017, which will be our fiscal year beginning February 1, 2018. Early adoption is permitted. The Company will adopt this guidance in the first quarter of fiscal 2019. The adoption of this standard will result in the write-off of the balance of unamortized deferred tax charges and the recognition of previously unrecognized deferred tax assets in certain jurisdictions.

In January 2017, the FASB issued Accounting Standards Update 2017-01, “Business Combinations (Topic 805): Clarifying the Definition of a Business” (“ASU 2017-01”). ASU 2017-01 clarifies the definition of a business to assist entities with evaluating whether transactions should be accounted for as acquisitions of assets or businesses. ASU 2017-01 is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2017, which will be our fiscal year beginning February 1, 2018. Early adoption is not permitted. The Company will adopt this guidance in the first quarter of fiscal 2019. The adoption of this amendment is not expected to have a material impact on our results of operations or disclosures.

In January 2017, the FASB issued Accounting Standards Update 2017-04, “Intangibles – Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment” (“ASU 2017-04”). ASU 2017-04 simplifies how an entity is required to test goodwill for impairment. ASU 2017-04 is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2019, which will be our fiscal year beginning February 1, 2020. Early adoption is permitted. The Company will adopt this guidance in the first quarter of fiscal 2021. The adoption of this amendment is not expected to have a material impact on our results of operations or disclosures.

Note 3 – Acquisitions

On December 23, 2016, we acquired The Datamyne Inc. (“Datamyne”), a provider of cloud-based trade data content solutions for customers to analyze import and export trade activity. Datamyne, primarily operating in the U.S. and South America, collects, cleanses and commercializes logistics trade data from over 50 nations across five continents, including key markets in North America, Latin America, Asia, Africa, and the European Union. Subscribers use Datamyne’s web‐based solutions and business intelligence tools to augment, speed up and simplify trade data research, and to shape global marketing, prospecting, and sourcing strategies. The total purchase price for the acquisition was $52.5 million, net of cash acquired, which was funded with cash on hand. The gross contractual amount of trade receivables acquired was $1.5 million with a fair value of $1.4 million at the date of acquisition. Our acquisition date estimate of contractual cash flows not expected to be collected was $0.1 million. The completion of the initial purchase price allocation is pending the finalization of the fair value for certain taxation-related balances, accrued liability balances, deferred revenue, as well as potential unrecorded liabilities. We expect to finalize the purchase price allocation on or before December 23, 2017.

On November 11, 2016, we acquired 4Solutions Information Technology Pty Ltd. (“4Solutions”), an Australia-based provider of cloud-based business-to-business supply chain integration solutions. 4Solutions operates the Health Supply Network, an electronic document exchange network for the healthcare community, which allows large multi-national, local pharmaceutical manufacturers and wholesalers connect and collaborate to automate a wide array of supply chain processes. The total purchase price for the acquisition was approximately $2.5 million, net of cash acquired, which was funded with cash on hand. The gross contractual amount of trade receivables acquired was $0.2 million with a fair value of $0.2 million at the date of acquisition. Our acquisition date estimate of contractual cash flows not expected to be collected was nil. The completion of the initial purchase price allocation is pending the finalization of the fair value for certain taxation-related balances, accrued liability balances, as well as potential unrecorded liabilities. We expect to finalize the purchase price allocation on or before November 11, 2017.

On October 12, 2016, we acquired Appterra LLC (“Appterra”), a US-based provider of cloud-based business-to-business supply chain integration solutions. Appterra’s solutions help its customers connect electronically, automate supply chain processes, and enhance collaboration and visibility among global trading partners.  The total purchase price for the acquisition was $5.7 million, net of cash acquired, which was funded with cash on hand. Additional contingent consideration of up to $1.6 million in cash is payable if certain revenue performance targets are met by Appterra in the two years following the acquisition. The fair value of the contingent consideration was valued at $0.7 million at the acquisition date. The gross contractual amount of trade receivables acquired was $0.1 million with a fair value of $0.1 million at the date of acquisition. Our acquisition date estimate of contractual cash flows not expected to be collected was nil. The completion of the initial purchase price allocation is pending the finalization of the fair value for certain taxation-related balances, accrued liability balances, as well as potential unrecorded liabilities. We expect to finalize the purchase price allocation on or before October 12, 2017.

On April 29, 2016, we acquired pixi* Software GmbH (“Pixi”), a Germany-based provider of technology solutions for e-commerce order fulfilment and warehouse management. Pixi’s solutions help its customers automate e-commerce processes originating from online orders, and Pixi is currently integrated with hundreds of e-commerce sites in Europe. The total purchase price for the acquisition was approximately $10.6 million, net of cash acquired, which was funded by drawing on our credit facility. The draw on the credit facility has subsequently been repaid. The gross contractual amount of trade receivables acquired was $0.6 million with a fair value of $0.4 million at the date of acquisition. Our acquisition date estimate of contractual cash flows not expected to be collected was $0.2 million. The completion of the initial purchase price allocation is pending the finalization of the fair value for certain taxation-related balances, accrued liability balances, as well as potential unrecorded liabilities. We expect to finalize the purchase price allocation on or before April 29, 2017.

For the businesses acquired during 2017, we incurred acquisition-related costs of $1.0 million. The acquisition-related costs were primarily for advisory services and are included in other charges in our consolidated statements of operations. During 2017, we have recognized aggregate revenues of $8.6 million and an aggregate net loss of $0.4 million, respectively, from Pixi, Appterra, 4Solutions and Datamyne since the dates of acquisition in our consolidated statements of operations.

The preliminary purchase price allocations for businesses acquired during 2017, which have not been finalized, are as follows:

	Pixi	Appterra	4Solutions	Datamyne	Total
Purchase price consideration:
Cash, less cash acquired related to Pixi ($688), Appterra ($66), 4Solutions ($281) and Datamyne ($2,637)	10,648	5,703	2,456	52,541	71,348
Contingent consideration	-	700	-	-	700
Net working capital adjustments (receivable)	(26)	(155)	4	(368)	(545)
	10,622	6,248	2,460	52,173	71,503
Allocated to:
Current assets, excluding cash acquired	500	424	257	1,843	3,024
Property and equipment	46	21	33	87	187
Deferred income tax asset	-	18	-	3,281	3,299
Current liabilities	(523)	(398)	(182)	(1,671)	(2,774)
Deferred revenue	(78)	(633)	(164)	(2,813)	(3,688)
Deferred income tax liability	(1,870)	-	(443)	(10,955)	(13,268)
Income tax liability	-	-	-	(694)	(694)
Net tangible liabilities assumed	(1,925)	(568)	(499)	(10,922)	(13,914)
Finite life intangible assets acquired:
Customer agreements and relationships	1,375	1,840	910	13,300	17,425
Existing technology	4,467	1,160	607	12,500	18,734
Trade names	-	-	91	1,790	1,881
Non-compete covenants	-	50	-	390	440
Goodwill	6,705	3,766	1,351	35,115	46,937
	10,622	6,248	2,460	52,173	71,503

The above transactions were accounted for using the acquisition method in accordance with ASC Topic 805, “Business Combinations”. The purchase price allocation in the table above represents our estimates of the allocations of the purchase price and the fair value of net assets acquired. The preliminary purchase price allocation may differ from the final purchase price allocation, and these differences may be material. Revisions to the allocations will occur as additional information about the fair value of assets and liabilities becomes available. The final purchase price allocation will be completed within one year from the acquisition dates.

No in-process research and development was acquired in these transactions.

The acquired intangible assets are being amortized over their estimated useful lives as follows:
	Pixi	Appterra	4Solutions	Datamyne
Customer agreements and relationships	9 years	11 years	8 years	9 years
Existing technology	5 years	5 years	2 years	6 years
Trade names	N/A	N/A	5 years	9 years
Non-compete covenants	N/A	5 years	N/A	5 years

The goodwill on the Pixi, Appterra, 4Solutions and Datamyne acquisitions arose as a result of the combined strategic value to our growth plan. The goodwill arising from the Pixi, 4Solutions and Datamyne acquisitions are not deductible for tax purposes. The goodwill arising from the Appterra acquisition is deductible for tax purposes.

On November 25, 2015, we acquired Oz Development Inc. (“Oz”), a US-based provider of application integration solutions that help small-to-medium sized businesses (“SMBs”) automate a number of logistics and supply chain processes. The solutions help a growing SMB community connect to, and integrate with, leading SMB ERP, CRM and e-commerce platforms. The total purchase price for the acquisition was $29.5 million, net of cash acquired, which was funded with cash on hand. The gross contractual amount of trade receivables acquired was $0.3 million with a fair value of $0.3 million at the date of acquisition. Our acquisition date estimate of contractual cash flows not expected to be collected was nil.

On July 22, 2015, we acquired all outstanding shares of privately-held BearWare Inc. (“BearWare”), a US-based provider of mobile solutions designed to improve collaboration between retailers and their logistics service providers. BearWare's system leverages mobile technologies to scan cartons at each point from the distribution centers through to the store front, helping retailers and their logistics service providers collaborate on store shipments. The total purchase price for the acquisition was $11.2 million, net of cash acquired, which was funded with cash on hand. The gross contractual amount of trade receivables acquired was $0.8 million with a fair value of $0.7 million at the date of acquisition. Our acquisition date estimate of contractual cash flows not expected to be collected was $0.1 million.

On July 20, 2015, we acquired all outstanding shares of privately-held MK Data Services LLC (“MK Data”), a US-based provider of denied party screening trade data and solutions. MK Data's technology screens shipments against a comprehensive, frequently updated, international database of restricted parties helping businesses comply with denied party screening requirements. The total purchase price for the acquisition was $80.2 million, net of cash acquired, which was funded with cash on hand. The acquisition included an employee retention agreement to provide up to $3.1 million in retention bonuses to employees conditional on future services rendered over a specified time period. These amounts are being expensed over the service periods. The gross contractual amount of trade receivables acquired was $1.3 million with a fair value of $1.2 million at the date of acquisition. Our acquisition date estimate of contractual cash flows not expected to be collected was $0.1 million.

For businesses acquired during 2016, we incurred acquisition-related costs of $1.2 million, primarily for advisory services and retention bonuses. These costs are included in other charges in our consolidated statements of operations.

The final purchase price allocations for businesses we acquired during 2016 are as follows:

	MK Data	BearWare	Oz	Total
Purchase price consideration:
Cash, net of cash acquired related to MK Data ($345), BearWare ($243) and Oz ($870)	80,151	11,243	29,459	120,853
Net working capital adjustments (receivable)	(84)	(19)	(24)	(127)
	80,067	11,224	29,435	120,726
Allocated to:
Current assets, excluding cash acquired	2,083	759	466	3,308
Property and equipment	-	-	29	29
Current liabilities	(204)	(112)	(293)	(609)
Deferred revenue	(2,610)	(451)	(1,634)	(4,695)
Net tangible assets (liabilities) assumed	(731)	196	(1,432)	(1,967)
Finite life intangible assets acquired:
Customer agreements and relationships	7,500	2,600	5,400	15,500
Existing technology	22,000	3,400	7,500	32,900
Tradenames	190	70	90	350
Non-compete covenants	-	-	240	240
Goodwill	51,108	4,958	17,637	73,703
	80,067	11,224	29,435	120,726

No in-process research and development was acquired in these transactions.

The acquired intangible assets are being amortized over their estimated useful lives as follows:
	MK Data	BearWare	Oz
Customer agreements and relationships	13 years	11 years	9 years
Existing technology	7 years	5 years	5 years
Tradenames	5 years	5 years	3 years
Non-compete covenants	N/A	N/A	5 years

The goodwill on the MK Data, BearWare and Oz acquisitions arose as a result of the combined strategic value to our growth plan. The goodwill arising from the MK Data, BearWare and Oz acquisitions is deductible for tax purposes.

On December 5, 2014, we acquired all outstanding shares of privately-held Pentant Limited (“Pentant”), a leading UK-based Community System Provider offering customs connectivity and import/export inventory control solutions for ocean, truck and air cargo. Pentant provides its shipper and logistics customers with a reliable and secure connection to both CHIEF (the central UK Revenue & Customs system) and ICS (the European Union Import Control System) to streamline declaration, cargo security and clearance processes. The total purchase price for the acquisition was $2.1 million, net of cash acquired, which was funded with cash on hand. Additional contingent consideration of up to $0.4 million in cash may have become payable had certain revenue performance targets been met by Pentant during 2016. The fair value of the contingent consideration was valued at nil at the acquisition date and January 31, 2016. The gross contractual amount of trade receivables acquired was $0.1 million with a fair value of $0.1 million at the date of acquisition.

On December 5, 2014, we acquired all outstanding shares of privately-held e-customs Inc. (“e-

customs”), a leading provider of electronic security and fiscal customs filing solutions in the UK. e-customs' cloud-based solution, Webdecs, provides both shippers and logistics service providers with a wide range of customs capabilities to cost effectively comply with UK fiscal filing and security filing requirements. The total purchase price for the acquisition was $9.6 million, net of cash acquired, which was funded with cash on hand. Additional contingent consideration of up to $1.2 million in cash may have become payable had certain revenue performance targets been met by e-customs during 2016. The fair value of the contingent consideration was valued at nil at the acquisition date and January 31, 2016. The gross contractual amount of trade receivables acquired was $0.2 million with a fair value of $0.2 million at the date of acquisition.

On November 19, 2014, we acquired all outstanding shares of privately-held Airclic Inc. (“Airclic”), a leading US-based provider of mobile solutions that help companies reduce the cost of delivering goods by automating traditional paper-based processes. Airclic's cloud-based mobile solutions help streamline and automate complex 'last mile' logistics processes. The total purchase price for the acquisition was $29.6 million, net of cash acquired, which was funded with cash on hand. The gross contractual amount of trade receivables acquired was $4.5 million with a fair value of $4.5 million at the date of acquisition. Our acquisition date estimate of contractual cash flows not expected to be collected was nil. In the third quarter of 2016, the preliminary purchase price allocation for Airclic was finalized resulting in a $0.8 million increase to goodwill and income taxes payable.

On May 30, 2014 we acquired all outstanding membership interests of privately-held Customs Info, LLC (“Customs Info”), a leading US-based provider of trade data content to power Global Trade Management (GTM) systems and streamline global trade automation. The total purchase price for the acquisition was $39.5 million, net of cash acquired, which was funded by $34.1 million in cash and approximately 0.4 million Descartes common shares valued at $5.4 million. As part of completing the acquisition $20.0 million of the $39.5 million purchase price was funded by drawing on our revolving debt facility, which was subsequently repaid. Additional contingent consideration of up to $3.9 million in cash may have become payable had certain revenue performance targets been met by Customs Info during the calendar year 2014. The fair value of the contingent consideration was valued at nil at the acquisition date and the performance targets were not met. The gross contractual amount of trade receivables acquired was $1.8 million with a fair value of $1.7 million at the date of acquisition. Our acquisition date estimate of contractual cash flows not expected to be collected was $0.1 million.

On April 1, 2014, we acquired all outstanding shares of privately-held Computer Management USA, Inc. and Computer Management NA, Inc. (collectively, “Computer Management”), a US-based provider of security filing solutions and air cargo management solutions for airlines and their partners. The total purchase price for the acquisition was $6.7 million, net of cash acquired, which was funded with cash on hand. The gross contractual amount of trade receivables acquired was $0.2 million with a fair value of $0.2 million at the date of acquisition. Our acquisition date estimate of contractual cash flows not expected to be collected was nil.

For businesses acquired during 2015, we incurred acquisition-related costs of $1.5 million, primarily for advisory services and retention bonuses. These costs are included in other charges in our consolidated statements of operations.

The final purchase price allocations for businesses we acquired during 2015 are as follows:

Purchase price consideration:	Computer Manage-ment	Customs Info	Airclic	e-customs	Pentant	Total
Cash, excluding cash acquired related to Computer Management ($112), Customs Info (nil), Airclic ($117), e-customs ($1,983) and Pentant ($21)	6,689	34,121	29,597	9,611	2,134	82,152
Common shares issued	-	5,382	-	-	-	5,382
Net working capital adjustments (receivable) / payable	3	(813)	(318)	(41)	(13)	(1,182)
	6,692	38,690	29,279	9,570	2,121	86,352
Allocated to:
Current assets, excluding cash acquired	211	1,754	4,990	1,190	142	8,287
Property and equipment	65	-	440	7	-	512
Current liabilities	(10)	(556)	(3,466)	(399)	(658)	(5,089)
Deferred revenue	(8)	(3,147)	(6,930)	(19)	(38)	(10,142)
Deferred income tax liability	-	-	-	(1,053)	(315)	(1,368)
Debt	-	(927)	-	-	-	(927)
Net tangible assets (liabilities) assumed	258	(2,876)	(4,966)	(274)	(869)	(8,727)
Finite life intangible assets acquired:
Customer agreements and relationships	3,256	8,650	7,802	2,318	1,336	23,362
Existing technology	1,840	5,708	13,786	2,807	595	24,736
Trade names	-	682	-	-	-	682
Non-compete covenants	-	391	177	138	-	706
Goodwill	1,338	26,135	12,480	4,581	1,059	45,593
	6,692	38,690	29,279	9,570	2,121	86,352

No in-process research and development was acquired in these transactions.

The acquired intangible assets are being amortized over their estimated useful lives as follows:
	Computer Management	Customs Info	Airclic	e-customs	Pentant
Customer agreements and relationships	9 years	9 years	9 years	10 years	9 years
Existing technology	6 years	3 years	8 years	6 years	6 years
Trade names	N/A	15 years	N/A	N/A	N/A
Non-compete covenants	N/A	12 years	12 years	12 years	N/A

The goodwill on the Pentant, e-customs, Airclic, Customs Info and Computer Management acquisitions arose as a result of the combined strategic value to our growth plan. The goodwill arising from the Pentant and e-customs acquisitions is not deductible for tax purposes. The goodwill arising from the Airclic, Customs Info and Computer Management acquisitions is deductible for tax purposes

The financial information in the table below summarizes selected results of operations on a pro forma basis as if we had acquired Datamyne, 4Solutions, Appterra, Pixi, Oz, BearWare, MK Data, Airclic and Customs Info as of the beginning of each of the periods presented. The pro forma results of operations for Pentant, e-customs, and Computer Management transactions have not been included in the table below as they are not material to our consolidated financial statements.

This pro forma information is for information purposes only and does not purport to represent what our results of operations for the periods presented would have been had the acquisitions of Datamyne, 4Solutions, Appterra, Pixi, Oz, BearWare, MK Data, Airclic and Customs Info occurred at the beginning of the period indicated, or to project our results of operations for any future period.

Pro forma results of operations (unaudited)

Year Ended	January 31,	January 31,	January 31,
	2017	2016	2015
Revenues	221,128	219,029	226,619
Net income	23,604	21,132	12,980
Earnings per share
Basic	0.31	0.28	0.18
Diluted	0.31	0.28	0.18

Note 4 – Fair Value Measurements

ASC Topic 820 “Fair Value Measurements and Disclosures” (Topic 820) defines fair value as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability. The fair value, in this context, should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the entity. In addition, the fair value of liabilities should include consideration of non-performance risk, including our own credit risk.

Topic 820 establishes a fair value hierarchy which prioritizes the inputs used in the valuation methodologies in measuring fair value into three levels:
•	Level 1—inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.
•
Level 2—inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•
Level 3—inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models, and similar techniques.

During the period ended January 31, 2017, the Company sold its portfolio of marketable securities. The Company did not hold any marketable securities as of January 31, 2017.

The following table shows the Company’s marketable securities investment portfolio measured at fair value on a recurring basis as of January 31, 2016:

	Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Fair Value
Level 1
Short-Term Marketable Securities	4,667	-	(28)	4,639

The Company’s marketable securities have been classified and accounted for as available-for-sale. Management determines the appropriate classification of its investments at the time of purchase and reevaluates the designations at each balance sheet date. The Company classifies its marketable securities as either short-term or long-term based on the nature of each security and its availability for use in current operations. The Company’s marketable securities are carried at fair value, with the unrealized gains and losses, net of taxes, reported as a separate component of accumulated other comprehensive loss. The cost of securities sold is based upon the specific identification method.

The carrying amounts of the Company’s cash, accounts receivable (net), accounts payable, accrued liabilities and income taxes payable approximate their fair value (a Level 2 measurement) due to their short maturities.

The Company enters into equity derivative contracts including floating-rate equity forwards to partially offset the potential fluctuations of certain future share-based compensation expenses. The Company does not hold derivatives for speculative purposes. As at January 31, 2017, we had equity derivatives for 238,000 Descartes common shares with a weighted average price of $19.63. The following table shows the Company’s derivative instruments measured at fair value on a recurring basis as of January 31, 2017:

	Fair Value of Derivatives Designated as Hedge Instruments	Fair Value of Derivatives Not Designated As Hedge Instruments	Fair Value
Derivative assets:
Equity contracts	-	497	497

The fair value of equity contract derivatives is determined utilizing a valuation model based on the quoted market value of our common shares at the balance sheet date (Level 2 fair value inputs). The fair value of equity contract derivatives is recorded as other current assets and gains and losses are recorded in general and administrative expenses in the consolidated financial statements. For the years ended January 31, 2017, 2016 and 2015, we recognized a fair value gain in general and administrative expenses of $0.5 million, nil and nil, respectively.

Note 5 – Trade Receivables

	January 31,	January 31,
	2017	2016
Trade receivables	26,495	27,080
Less: Allowance for doubtful accounts	(1,094)	(1,466)
	25,401	25,614

Included in accounts receivable are unbilled receivables in the amount of $1.0 million as at January 31, 2017 ($1.0 million as at January 31, 2016). Bad debt expense was $0.6 million, $0.8 million and $0.4 million for the years ended January 31, 2017, January 31, 2016 and January 31, 2015, respectively.

Note 6 – Other Receivables

	January 31,	January 31,
	2017	2016
Net working capital adjustments receivable from acquisitions	565	193
Other receivables	3,144	2,938
	3,709	3,131

Other receivables include receivables related to sales and use taxes, income taxes and non-trade receivables. At January 31, 2017, $0.6 million ($0.2 million as at January 31, 2016) of the net working capital adjustments receivable from acquisitions is recoverable from amounts held in escrow related to the respective acquisitions.

Note 7 – Inventory

At January 31, 2017 and January 31, 2016, inventory is entirely comprised of finished goods inventory. Finished goods inventory consists of hardware and related parts for mobile asset units held for sale. For the years ended January 31, 2017, 2016 and 2015, a provision for excess or obsolete inventories has been recorded in cost of revenues of nil, $0.1 million and $0.3 million, respectively.

Note 8 – Property and Equipment

	January 31,	January 31,
	2017	2016
Cost
Computer equipment and software	29,687	26,335
Furniture and fixtures	1,846	1,062
Leasehold improvements	566	431
	32,099	27,828
Accumulated amortization
Computer equipment and software	20,153	18,134
Furniture and fixtures	1,164	853
Leasehold improvements	335	237
	21,652	19,224
Net	10,447	8,604

Note 9 - Intangible Assets

	January 31,	January 31,
	2017	2016
Cost
Customer agreements and relationships	125,057	107,743
Existing technology	137,587	117,586
Trade names	6,314	4,515
Non-compete covenants	2,916	2,559
	271,874	232,403
Accumulated amortization
Customer agreements and relationships	56,509	45,853
Existing technology	64,879	48,295
Trade names	3,335	3,128
Non-compete covenants	1,706	1,565
	126,429	98,841
Net	145,445	133,562

Intangible assets related to our acquisitions are recorded at their fair value at the acquisition date. The change in intangible assets during 2017 is primarily due to the acquisitions of Pixi, Appterra, 4Solutions and Datamyne described in Note 3 to these consolidated financial statements. The balance of the change in intangible assets is due to foreign currency translation and amortization.

Intangible assets with a finite life are amortized into income over their useful lives. Amortization expense for existing intangible assets is expected to be $145.5 million over the following periods: $27.5 million for 2018, $25.4 million for 2019, $24.4 million for 2020, $20.9 million for 2021, $17.0 million for 2022 and $30.3 million thereafter. Expected future amortization expense is subject to fluctuations in foreign exchange rates and assumes no future adjustments to acquired intangible assets.

Note 10 – Goodwill

Goodwill is recorded when the consideration paid for an acquisition of a business exceeds the fair value of identifiable net tangible and intangible assets acquired. The following table summarizes the changes in goodwill since January 31, 2015:

	January 31,	January 31,
	2017	2016
Balance at beginning of period	217,486	147,440
Acquisition of Airclic	-	810
Acquisition of MK Data	-	51,108
Acquisition of BearWare	-	4,958
Acquisition of Oz	-	17,637
Acquisition of Pixi	6,705	-
Acquisition of Appterra	3,766	-
Acquisition of 4Solutions	1,351	-
Acquisition of Datamyne	35,115	-
Adjustments on account of foreign exchange	(1,310)	(4,467)
Balance at end of period	263,113	217,486

Note 11 - Accrued Liabilities

	January 31,	January 31,
	2017	2016
Accrued compensation and benefits	14,786	10,700
Accrued professional fees	864	1,211
Other accrued liabilities	7,597	4,933
	23,247	16,844

Other accrued liabilities include accrued expenses related to third party resellers and royalties, suppliers, accrued restructuring charges and accrued contingent acquisition purchase consideration.

Note 12 - Debt

On March 2, 2016, we amended our revolving debt facility with a new senior secured credit facility. The credit facility consists of a $150.0 million revolving operating credit facility to be available for general corporate purposes including the financing of ongoing working capital needs and acquisitions. The credit facility also provides for an additional $7.5 million available to support foreign exchange and interest rate hedging. The credit facility has a five-year maturity with no fixed repayment dates prior to the end of the five-year term. Borrowings under the facility are secured by a first charge over substantially all of Descartes’ assets. Depending on the type of advance, interest rates under the revolving operating credit facility are based on the Canada or US prime rate, Bankers’ Acceptance (BA) or London Interbank Offered Rate (LIBOR) plus an additional 0 to 200 basis points based on the ratio of net debt to adjusted earnings before interest, taxes, depreciation and amortization, as defined in the credit agreement. A standby fee of between 20 to 28 basis points will be charged on all undrawn amounts. The credit facility contains certain customary representations, warranties and guarantees, and covenants. As at January 31, 2017, $150.0 million of the revolving operating credit facility remains available for use. No amounts have been drawn on the facility available to support foreign exchange and interest rate hedging. We are in compliance with the covenants of the credit facility as at January 31, 2017.

As at January 31, 2017, we have outstanding letters of credit of approximately $0.3 million primarily related to our leased premises ($0.3 million as at January 31, 2016) which are not related to our credit facility.

Note 13 - Commitments, Contingencies and Guarantees

Commitments
The following information is provided in respect of our operating and capital lease obligations:

Years Ended January 31,	Operating Leases	Capital Leases	Total
2018	4,880	144	5,024
2019	3,597	53	3,650
2020	2,099	47	2,146
2021	1,026	2	1,028
2022	481	-	481
2023	320	-	320
2024	157	-	157
2025	145	-	145
2026	144	-	144
	12,849	246	13,095

Lease Obligations
We are committed under non-cancelable operating leases for business premises, computer equipment and vehicles with terms expiring at various dates through 2026. We are also committed under non-cancelable capital leases for computer equipment expiring at various dates through 2021. The future minimum amounts payable under these lease agreements are outlined in the chart above. The $0.2 million balance of the capital lease obligation outstanding at January 31, 2017 is included in accrued liabilities in the consolidated balance sheet. Rental expense from operating leases was $4.9 million, $4.4 million and $5.2 million for the years ended January 31, 2017, January 31, 2016 and January 31, 2015, respectively.

Other Obligations
As described in Note 2 to these consolidated financial statements, we maintain deferred share unit (“DSU”) and cash-settled restricted share unit (“CRSU”) plans for our non-employee directors and employees. Any payments made pursuant to these plans are settled in cash. For DSUs and CRSUs, the units vest over time and the liability recognized at any given consolidated balance sheet date reflects only those units vested at that date that have not yet been settled in cash. As such, we had an unrecognized aggregate liability for the unvested CRSUs and DSUs of $0.9 million and nil, respectively, for which no liability was recorded on our consolidated balance sheet at January 31, 2017, in accordance with ASC Topic 718, “Compensation – Stock Compensation”. The ultimate liability for any payment of DSUs and CRSUs is dependent on the trading price of our common shares. To partially offset our exposure to fluctuations in our stock price, we have entered into equity derivative contracts, including floating-rate equity forwards.

Contingencies
We are subject to a variety of other claims and suits that arise from time to time in the ordinary course of our business. The consequences of these matters are not presently determinable but, in the opinion of management after consulting with legal counsel, the ultimate aggregate potential liability is not currently expected to have a material effect on our results of operations or financial position.

Product Warranties
In the normal course of operations, we provide our customers with product warranties relating to the performance of our hardware, software and network services. To date, we have not encountered material costs as a result of such obligations and have not accrued any liabilities related to such obligations in our consolidated financial statements.

Business combination agreements
In respect of our acquisition of Appterra in the third quarter of fiscal 2017, up to $1.6 million in cash may become payable if certain revenue performance targets are met by Appterra in the two years following the acquisition. A balance of $0.7 million is accrued related to this contingent consideration as at January 31, 2017.

Guarantees
In the normal course of business we enter into a variety of agreements that may contain features that meet the definition of a guarantee under ASC Topic 460, “Guarantees”. The following lists our significant guarantees:

Intellectual property indemnification obligations
We provide indemnifications of varying scope to our customers against claims of intellectual property infringement made by third parties arising from the use of our products. In the event of such a claim, we are generally obligated to defend our customers against the claim and we are liable to pay damages and costs assessed against our customers that are payable as part of a final judgment or settlement. These intellectual property infringement indemnification clauses are not generally subject to any dollar limits and remain in force for the term of our license agreement with our customer, which license terms are typically perpetual. Historically, we have not encountered material costs as a result of such indemnifications.

Other indemnification agreements
In the normal course of operations, we enter into various agreements that provide general indemnities. These indemnities typically arise in connection with purchases and sales of assets, securities offerings or buy-backs, service contracts, administration of employee benefit plans, retention of officers and directors, membership agreements, customer financing transactions, and leasing transactions. In addition, our corporate by-laws provide for the indemnification of our directors and officers. Each of these indemnities requires us, in certain circumstances, to compensate the counterparties for various costs resulting from breaches of representations or obligations under such arrangements, or as a result of third party claims that may be suffered by the counterparty as a consequence of the transaction. We believe that the likelihood that we could incur significant liability under these obligations is remote. Historically, we have not made any significant payments under such indemnities.

In evaluating estimated losses for the guarantees or indemnities described above, we consider such factors as the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. We are unable to make a reasonable estimate of the maximum potential amount payable under such guarantees or indemnities as many of these arrangements do not specify a maximum potential dollar exposure or time limitation. The amount also depends on the outcome of future events and conditions, which cannot be predicted. Given the foregoing, to date, we have not accrued any liability in our financial statements for the guarantees or indemnities described above.

Note 14 – Share Capital

On April 18, 2016, we filed a final short-form base shelf prospectus, allowing us to offer and issue the following securities: (i) common shares; (ii) preferred shares; (iii) senior or subordinated unsecured debt securities; (iv) subscription receipts; (v) warrants; and (vi) securities comprised of more than one of the aforementioned common shares, preferred shares, debt securities, subscription receipts and/ or warrants offered together as a unit. These securities may be offered separately or together, in separate series, in amounts, at prices and on terms to be set forth in one or more shelf prospectus supplements. The aggregate initial offering price of securities that may be sold by us (or certain of our current or future shareholders) pursuant to our base shelf prospectus during the 25-month period that our base shelf prospectus, including any amendments thereto, remains valid is limited to $500 million. The short-form base shelf prospectus expires on May 18, 2018.

The following table sets forth the common shares outstanding (number of shares in thousands):

	January 31,	January 31,	January 31,
(thousands of shares)	2017	2016	2015
Balance, beginning of year	75,761	75,480	63,661
Shares issued:
Stock options and share units exercised	114	281	478
Issuance of common shares	-	-	10,925
Acquisitions (Note 3)	-	-	416
Balance, end of year	75,875	75,761	75,480

Cash flows provided from stock options and share units exercised during 2017, 2016 and 2015 was approximately $0.6 million, $0.2 million and $0.9 million, respectively.

Note 15 - Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share (“EPS”) (number of shares in thousands):

Year Ended	January 31, 2017	January 31, 2016	January 31, 2015

Net income for purposes of calculating basic and diluted earnings per share	23,838	20,562	15,059
Weighted average shares outstanding	75,800	75,595	70,559
Dilutive effect of employee stock options	230	452	665
Dilutive effect of restricted and performance share units	485	362	360
Weighted average common and common equivalent shares outstanding	76,515	76,409	71,584
Earnings per share
Basic	0.31	0.27	0.21
Diluted	0.31	0.27	0.21

For the years ended January 31, 2017, 2016 and 2015, respectively, 25,000, nil and nil options were excluded from the calculation of diluted EPS as those options had an exercise price greater than or equal to the average market value of our common shares during the applicable periods and their inclusion would have been anti-dilutive.

Additionally, for 2017, 2016 and 2015, respectively, the application of the treasury stock method excluded 145,932, nil and 215,000 options, restricted and performance share units from the calculation of diluted EPS as the assumed proceeds from the unrecognized stock-based compensation expense that are attributed to future service periods made such stock-based compensation anti-dilutive.

Note 16 - Stock-Based Compensation Plans

Total estimated stock-based compensation expense recognized in our consolidated statement of operations was as follows:

Year Ended	January 31,	January 31,	January 31,
	2017	2016	2015
Cost of revenues	40	24	45
Sales and marketing	81	41	70
Research and development	14	-	2
General and administrative	1,887	1,512	1,426
Effect on net income	2,022	1,577	1,543

Differences between how GAAP and applicable income tax laws treat the amount and timing of recognition of stock-based compensation expense may result in a deferred tax asset. We have recorded a valuation allowance against any such deferred tax asset except for $0.1 million ($0.1 million at January 31, 2016) recognized in the United States. The tax benefit realized in connection with stock options exercised and settled during 2017, 2016 and 2015 was nominal, $1.6 million and $0.1 million, respectively.

Stock Options

As of January 31, 2017, we had 351,321 stock options granted and outstanding under our shareholder-approved stock option plan and 4,546,332 remained available for grant. In addition, we had 175,000 stock options outstanding pursuant to option grants made outside of our shareholder-approved stock option plan as permitted under the rules of the Toronto Stock Exchange in certain circumstances.

For the year ended January 31, 2017, the Company settled nil options. For the year ended January 31, 2016, the Company settled 446,875 options for $4.4 million of common shares issued from treasury and $2.6 million in cash related to payment of applicable employee withholding taxes. For the year ended January 31, 2015, the Company settled 175,000 options for $0.4 million in cash related to payment of applicable employee withholding taxes and $0.3 million of common shares issued from treasury.

As of January 31, 2017, $0.8 million of total unrecognized compensation costs, net of forfeitures, related to non-vested stock option awards is expected to be recognized over a weighted average period of 1.2 years. The total fair value of stock options vested during 2017 was $0.4 million.

The total number of options granted during 2017, 2016 and 2015 was 170,932, nil and 215,000, respectively. The weighted average grant-date fair value of options granted during 2017, 2016 and 2015 was $4.46, nil and $3.47 per option, respectively.

The weighted-average assumptions were as follows:

Year Ended	January 31, 2017	January 31, 2016	January 31, 2015
Expected dividend yield (%)	-	N/A	-
Expected volatility (%)	25.2	N/A	25.4
Risk-free rate (%)	0.6	N/A	1.5
Expected option life (years)	5	N/A	5

A summary of option activity under all of our plans is presented as follows:

	Number of Stock Options Outstanding	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (years)	Aggregate Intrinsic Value (in millions)
Balance at January 31, 2015	953,264	$6.33	2.5	10.6
Exercised	(37,500)	$4.18
Surrendered for Shares	(446,875)	$2.59
Balance at January 31, 2016	468,889	$8.25	3.5	5.2
Granted	170,932	$19.06
Exercised	(113,500)	$4.93
Balance at January 31, 2017	526,321	$12.36	4.2	4.9

Vested or expected to vest at January 31, 2017	505,228	$12.20	4.2	4.7

Exercisable at January 31, 2017	286,529	$9.88	3.3	3.3

The total intrinsic value of options exercised during 2017, 2016 and 2015 was approximately $1.8 million, $0.5 million and $2.4 million, respectively. The total intrinsic value of options surrendered for shares during 2017, 2016 and 2015 was approximately nil, $6.7 million and $1.6 million, respectively.

Options outstanding and options exercisable as at January 31, 2017 by range of exercise price are as follows:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Weighted Average Exercise Price	Number of Stock Options	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Number of Stock Options
$4.80 – $5.45	$4.84	108,389	1.1	$4.84	108,389
$6.79 – $6.79	$6.79	32,000	2.4	$6.79	24,000
$11.50 - $11.66	$11.65	215,000	4.4	$11.65	105,500
$18.81 – $20.45	$19.05	170,932	6.3	$18.81	48,640
	$12.36	526,321	4.2	$9.88	286,529

A summary of the status of our unvested stock options under our shareholder-approved stock option plan as of January 31, 2017 is presented as follows:

	Number of Stock Options Outstanding	Weighted- Average Grant-Date Fair Value per Share
Balance at January 31, 2015	123,854	$2.56
Vested	(70,276)	$1.92
Balance at January 31, 2016	53,578	$2.52
Granted	170,932	$4.46
Vested	(72,218)	$3.70
Balance at January 31, 2017	152,292	$4.12

The above-noted table excludes the 175,000 options granted, with the permission of the Toronto Stock Exchange, pursuant to terms other than our shareholder approved stock option plan.

Performance Share Units

A summary of PSU activity is as follows:

	Number of PSUs Outstanding	Weighted- Average Granted Date Fair Value	Weighted- Average Remaining Contractual Life (years)	Aggregate Intrinsic Value (in millions)
Balance at January 31, 2015	174,258	$12.61	7.9	3.0
Granted	49,187	$19.70
Performance units issued	30,092	$9.34
Balance at January 31, 2016	253,537	$12.39	7.2	4.9
Granted	54,480	$23.37
Performance units issued	29,630	$9.26
Balance at January 31, 2017	337,647	$13.73	6.6	7.3

Vested or expected to vest at January 31, 2017	337,647	$13.73	6.6	7.3

Exercisable at January 31, 2017	233,980	$10.30	5.8	5.0

The aggregate intrinsic values represents the total pre-tax intrinsic value (the aggregate closing share price of our common shares on January 31, 2017) that would have been received by PSU holders if all PSUs had been vested on January 31, 2017.

As of January 31, 2017, $1.2 million of total unrecognized compensation costs related to non-vested awards is expected to be recognized over a weighted average period of 1.5 years. The total fair value of PSUs vested during 2017 was $1.2 million.

Restricted Share Units

A summary of RSU activity is as follows:

	Number of RSUs Outstanding	Weighted- Average Granted Date Fair Value	Weighted- Average Remaining Contractual Life (years)	Aggregate Intrinsic Value (in millions)
Balance at January 31, 2015	175,592	$9.94	7.9	3.1
Granted	49,187	$15.33
Balance at January 31, 2016	224,779	$10.03	7.4	4.3
Granted	38,456	$18.81
Balance at January 31, 2017	263,235	$11.17	6.7	5.7

Vested or expected to vest at January 31, 2017	263,235	$11.17	6.7	5.7

Exercisable at January 31, 2017	221,201	$10.00	6.4	4.8

The aggregate intrinsic values represents the total pre-tax intrinsic value (the aggregate closing share price of our common shares on January 31, 2017) that would have been received by RSU holders if all RSUs had been vested on January 31, 2017.

As of January 31, 2017, $0.7 million of total unrecognized compensation costs related to non-vested awards is expected to be recognized over a weighted average period of 1.6 years. The total fair value of RSUs vested during 2017 was $0.7 million.

Deferred Share Unit Plan

As at January 31, 2017, the total number of DSUs held by participating directors was 241,482 (188,766 at January 31, 2016), representing an aggregate accrued liability of $5.2 million ($3.3 million at January 31, 2016). During 2017, 52,716 DSUs were granted. As at January 31, 2017, the unrecognized aggregate liability for the unvested DSUs was nil (nil at January 31, 2016). The fair value of the DSU liability is based on the closing price of our common shares at the balance sheet date. The total compensation cost related to DSUs recognized in our consolidated statements of operations was approximately $1.6 million, $1.9 million and $1.5 million for 2017, 2016 and 2015, respectively.

Cash-Settled Restricted Share Unit Plan

A summary of activity under our CRSU plan is as follows:

	Number of CRSUs Outstanding	Weighted- Average Remaining Contractual Life (years)
Balance at January 31, 2015	113,856	1.5
Granted	72,817
Vested and settled in cash	(85,924)
Balance at January 31, 2016	100,749	1.6
Granted	43,218
Vested and settled in cash	(66,638)
Balance at January 31, 2017	77,329	1.4

Non-vested at January 31, 2017	77,329	1.4

We recognize the compensation cost of the CRSUs ratably over the service/vesting period relating to the grant and have recorded an aggregate accrued liability of $0.8 million at January 31, 2017 ($0.8 million at January 31, 2016). As at January 31, 2017, the unrecognized aggregate liability for the unvested CRSUs was $0.9 million ($1.0 million at January 31, 2016). The fair value of the CRSU liability is based on the closing price of our common shares at the balance sheet date. The total compensation cost related to CRSUs recognized in our consolidated statements of operations was approximately $0.8 million, $0.7 million and $0.6 million for 2017, 2016 and 2015, respectively.

Note 17 - Income Taxes

Income before income taxes is earned in the following tax jurisdictions:

Year Ended	January 31,	January 31,	January 31,
	2017	2016	2015

Canada	19,560	13,933	14,489
United States	2,670	4,773	6,300
Other countries	9,270	9,064	1,032
	31,500	27,770	21,821

Income tax expense is incurred in the following jurisdictions:

Year Ended	January 31,	January 31,	January 31,
	2017	2016	2015
Current income tax expense
Canada	447	94	568
United States	873	70	1,060
Other countries	2,702	1,279	1,156
	4,022	1,443	2,784
Deferred income tax expense (recovery)
Canada	4,251	3,493	3,741
United States	1,272	800	2,144
Other countries	(1,883)	1,472	(1,907)
	3,640	5,765	3,978
	7,662	7,208	6,762

Income tax expense for 2017, 2016 and 2015 was 24%, 26% and 31% of income before income taxes, respectively, with current income tax expense being 13%, 5% and 13% of income before income taxes, respectively.

Current tax expense increased in 2017 compared to 2016 primarily due to a $1.7 million increase in expenses not deductible for tax purposes, an increase of $0.7 million attributable to changes in the estimate of our uncertain tax positions partially offset by an increase of $0.5 million in adjustments in respect to income tax of previous periods. Current tax expense decreased in 2016 compared to 2015 primarily due to a decrease in taxable income in the US as a result of tax benefits related to stock option exercises.

Deferred income tax expense decreased in 2017 compared to 2016 primarily due to changes in estimates of valuation allowances partially offset by the effect of tax rate reductions against certain deferred tax assets in EMEA. Deferred income tax expense increased in 2016 compared to 2015 primarily due to additional valuation allowance in EMEA and a tax rate reduction in certain jurisdictions.

The components of the deferred income tax assets and liabilities are as follows:

	January 31,	January 31,
	2017	2016
Assets
Accruals not currently deductible	11,975	8,653
Accumulated net operating losses	17,571	19,859
Corporate minimum taxes	1,767	1,589
Research and development and other tax credits and expenses	3,424	2,885
Other timing differences	683	924
Total deferred income tax assets	35,420	33,910
Liabilities
Difference between tax and accounting basis of intangible assets	(23,393)	(9,584)
Difference between tax and accounting basis of property and equipment	(2,655)	700
Uncertain tax positions incurred in loss years	(205)	(356)
Total deferred income tax liabilities	(26,253)	(9,240)
Net deferred income taxes	9,167	24,670
Valuation allowance	(12,115)	(13,963)
Net deferred income taxes, net of valuation allowance	(2,948)	10,707

As at January 31, 2017, we have not accrued for foreign withholding taxes and Canadian income taxes applicable to approximately $188.6 million of unremitted earnings of subsidiaries operating outside of Canada. These earnings, which we consider to be invested indefinitely, will become subject to these taxes if and when they are remitted as dividends or if we sell our stock in the subsidiaries. If we decide to repatriate the foreign earnings, we would need to adjust our income tax provision in the period we determined that the earnings will no longer be indefinitely invested outside Canada.

The provision (recovery) for income taxes varies from the expected provision at the statutory rates for the reasons detailed in the table below:

Year Ended	January 31,	January 31,	January 31,
	2017	2016	2015
Net income before taxes	31,500	27,770	21,821

Combined basic Canadian statutory rates	26.5%	26.5%	26.5%

Income tax expense based on the above rates	8,347	7,359	5,783
Increase (decrease) in income taxes resulting from:
Permanent differences including amortization of intangible assets	(882)	(2,593)	800
Effect of differences between Canadian and foreign tax rates	213	169	1,007
Effect of rate changes on current year timing differences	495	1,150	-
Adjustments relating to previous periods	(431)	36	9
Increase (decrease) in tax reserves	492	(172)	(41)
Valuation allowance	(1,580)	(41)	(1,195)
Stock compensation	351	345	86
Deferred tax charges	400	270	-
Other, including foreign exchange	257	685	313
Income tax expense	7,662	7,208	6,762

We have income tax loss carryforwards which expire as follows:

Expiry year	United States	EMEA	Asia Pacific	Total
2018	-	283	-	283
2019	1,766	-	-	1,766
2020	-	-	671	671
2021	-	-	83	83
2022	-	-	-	-
Thereafter	11,945	54,762	6,795	73,502
	13,711	55,045	7,549	76,305

The following is a tabular reconciliation of the total estimated liability associated with uncertain tax positions taken:
	January 31,	January 31,	January 31,
	2017	2016	2015
Liability, beginning of year	5,768	5,721	6,211
Gross increases – current period	1,939	1,967	825
Lapsing due to statutes of limitations	(1,319)	(1,920)	(1,315)
Liability, end of year	6,388	5,768	5,721

We have identified accruals of $6.4 million with respect to uncertain tax positions as at January 31, 2017.  It is possible that these uncertain tax positions will not be realized in which case up to $6.0 million of the recorded liability will decrease the effective tax rate in future years if this liability is reversed. We believe that it is reasonably possible that $0.3 million of the uncertain tax positions could decrease tax expense in the next 12 months relating primarily to tax years becoming statute barred for purposes of future tax examinations by local taxing jurisdictions.

We recognize accrued interest and penalties related to uncertain tax positions as a current tax expense. As at January 31, 2017 and January 31, 2016, the unrecognized tax positions have resulted in no material liability for estimated interest and penalties.

Descartes and our subsidiaries file their tax returns as prescribed by the tax laws of the jurisdictions within which they operate. We are no longer subject to income tax examinations by tax authorities in our major tax jurisdictions as follows:

Years No Longer Subject to Audit
Tax Jurisdiction
United States Federal	2013 and prior
Canada	2013 and prior
United Kingdom	2013 and prior
Sweden	2012 and prior
Norway	2016 and prior
Netherlands	2014 and prior
Belgium	2013 and prior

Note 18 – Deferred Tax Charge

During 2016, we had internal re-organizations related to intellectual property in some of our subsidiaries.  The tax impact related to the reorganizations has been recorded as a deferred charge and is being amortized to income tax expense over the remaining estimated useful life of the intellectual property. Deferred tax charges are amortized to income tax expense over a period of 3 to 8 years.

Note 19 - Other Charges

Other charges are comprised of acquisition-related costs and restructuring initiatives which have been undertaken from time to time under various restructuring plans. Acquisition-related costs primarily include retention bonuses to employees joining by way of an acquisition, advisory services, brokerage services and administrative costs, and collectively relate to completed and prospective acquisitions.

The following tables shows the components of other charges as follows:

Year Ended	January 31,	January 31,	January 31,
	2017	2016	2015
Acquisition-related costs	3,019	1,416	1,666
Fiscal 2017 restructuring plan	427	-	-
Fiscal 2015 restructuring plan	9	50	715
Other restructuring plans	-	26	99
Executive departure charges	-	-	396
	3,455	1,492	2,876

Fiscal 2017 Restructuring Plan

In the third quarter of 2017, management approved and began to implement the fiscal 2017 restructuring plan to reduce operating expenses and increase operating margins. To date, $0.4 million has been recorded within other charges in conjunction with this restructuring plan. These charges are comprised of workforce reduction charges and office closure costs. This plan is substantially complete with a nominal amount of further expected costs.

The following table shows the changes in the restructuring provision for the fiscal 2017 restructuring plan.

	Workforce Reduction	Office Closure Costs	Total
Balance at January 31, 2016	-	-	-
Accruals and adjustments	309	118	427
Cash draw downs	(308)	(30)	(338)
Foreign exchange	(1)	-	(1)
Balance at January 31, 2017	-	88	88

Fiscal 2015 Restructuring Plan

In the fourth quarter of 2015, management approved and began to implement the fiscal 2015 restructuring plan to reduce operating expenses and increase operating margins. To date, $0.8 million has been recorded within other charges in conjunction with this restructuring plan. These charges are comprised of workforce reduction charges, office closure costs and other costs. This plan is complete with no further expected costs.

The following table shows the changes in the restructuring provision for the fiscal 2015 restructuring plan.

	Workforce Reduction	Office Closure Costs	Other Costs	Total
Balance at January 31, 2015	226	220	-	446
Accruals and adjustments	24	14	12	50
Cash draw downs	(250)	(93)	(12)	(355)
Balance at January 31, 2016	-	141	-	141
Accruals and adjustments	-	9	-	9
Cash draw downs	-	(89)	-	(89)
Balance at January 31, 2017	-	61	-	61

Note 20 - Segmented Information

We review our operating results, assess our performance, make decisions about resources, and generate discrete financial information at the single enterprise level. Accordingly, we have determined that we operate in one reportable business segment providing logistics technology solutions. The following tables provide our revenue information by geographic location of customer and revenue type:

Year Ended	January 31,	January 31,	January 31,
	2017	2016	2015
Revenues
United States	106,672	96,300	73,810
Europe, Middle-East and Africa	75,165	68,451	72,900
Canada	13,266	12,572	15,187
Asia Pacific	8,676	7,670	8,963
	203,779	184,993	170,860

Year Ended	January 31,	January 31,	January 31,
	2017	2016	2015
Revenues
Services	196,867	176,288	159,050
Licenses	6,912	8,705	11,810
	203,779	184,993	170,860

Services revenues are composed of the following: (i) ongoing transactional and/or subscription fees for use of our services and products by our customers; (ii) professional services revenues from consulting, implementation and training services related to our services and products; (iii) maintenance and other related revenues, which include revenues associated with maintenance and support of our services and products; and (iv) hardware revenues. License revenues derive from licenses granted to our customers to use our software products.

The following table provides information by geographic area of operation for our long-lived assets. Long-lived assets represent property and equipment and intangible assets that are attributed to geographic areas.

	January 31,	January 31,
	2017	2016
Total long-lived assets
United States	71,805	49,192
Europe, Middle-East and Africa	40,872	44,963
Canada	43,215	48,011
	155,892	142,166

Corporate Information

Stock Exchange Information
Our common stock trades on the Toronto Stock Exchange under the symbol DSG and on The Nasdaq Stock Market under the symbol DSGX.

Transfer Agents
Computershare Investor Services Inc.                                    Computershare Trust Company
100 University Avenue                                                                                        12039 West Alameda Parkway
Toronto, Ontario M5J 2Y1                                                                             Suite Z-2 Lakewood, Colorado
North America: (800) 663-9097                                                          80228 USA
Phone: (416) 263-9200                                                                                     Phone: (303) 262-0600

Independent Registered Public Accounting Firm
KPMG LLP
Bay Adelaide Centre
333 Bay Street
Suite 4600
Toronto, Ontario M5H 2S5
Phone: (416) 777-8500

Investor Inquiries
Investor Relations
The Descartes Systems Group Inc.
120 Randall Drive
Waterloo, Ontario N2V 1C6
Phone: (519) 746-8110 ext. 202358
Toll Free: (800) 419-8495
E-mail: investor@descartes.com
www.descartes.com

The Descartes Systems Group Inc.
Corporate Headquarters
120 Randall Drive
Waterloo, Ontario N2V 1C6
Canada
Phone: (519) 746-8110
(800) 419-8495
Fax:            (519) 747-0082

info@descartes.com
www.descartes.com